Exhibit 99.1
INFORMATION STATEMENT
PROTECTIVE PRODUCTS OF AMERICA, INC.
Common Stock
(Par Value $0.001 Per Share)
     Protective Products of America, Inc., or PPA, formerly known as Ceramic Protection Corporation, is providing this information statement to you as a stockholder of PPA in connection with the registration of our common stock pursuant to the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. We were originally incorporated in Alberta, Canada. On July 31, 2008, we completed our domestication process and incorporated in the State of Delaware. We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol “PPA.” In connection with our domestication process, we issued shares of our common stock pursuant to the exemption provided by Section 3(a)(10) of the Securities Act of 1933, as amended. By availing ourselves of this exemption, we are required to register our common stock pursuant to the Exchange Act. No vote of PPA stockholders is required in connection with the registration. We are not asking you for a proxy, and you are requested not to send us a proxy.
     We will become subject to the information and periodic reporting requirements of the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act. Once we become subject to such reporting requirements, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.
     In reviewing this information statement, you should carefully consider the risks under “Risk Factors” beginning on page 5 of this information statement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
     This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
SUMMARY	1
RISK FACTORS	5
CAPITALIZATION	16
DIVIDEND POLICY	17
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
BUSINESS	32
MANAGEMENT	42
COMPENSATION DISCUSSION AND ANALYSIS	49
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	60
DESCRIPTION OF OUR INDEBTEDNESS	62
DESCRIPTION OF OUR CAPITAL STOCK	65
CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS	67
WHERE YOU CAN FIND MORE INFORMATION	70
INDEX TO FINANCIAL STATEMENTS	F-1
     This information statement is being furnished solely to provide information to stockholders who received shares of PPA common stock following our domestication in Delaware on July 31, 2008. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date on which the registration statement of which this information statement is a part becomes effective under the Exchange Act. Changes to the information contained in this information statement may occur after that date, and, except as required by law, we undertake no obligation to update the information.
     Prior to our domestication in July 2008, we reported our financial statements in Canadian dollars. In connection with our domestication, we adopted the U.S. dollar as our reporting currency. Since the time of our domestication, we have furnished all public reports, including our reports to the securities regulatory authorities in Canada, in U.S. dollars, and the financial statements and other financial information presented in this information statement have been translated into U.S. dollars. For a detailed discussion of the methodology we used to translate from Canadian dollars to U.S. dollars, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Translation and Reporting Currency.” Except as otherwise noted in this information statement, all financial information presented in this information statement is in U.S. dollars. As used in this information statement, “CAD$” means Canadian dollars.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We have made forward-looking statements in this information statement, including under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere. These forward-looking statements include statements regarding both us specifically and the industries in which we operate generally. Statements that include words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “may,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the U.S. federal securities laws or otherwise. These statements are subject to risks and uncertainties and include any statements that are not historical facts and statements regarding our financial position, business strategy and other plans and objectives for future operations. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this information statement. These factors include, among others:
•	the availability of financing;

•	customer demands for our products;

•	delays by the U.S. Government in awarding contracts;

•	actions by current and new competitors;

•	the effect of political and economic conditions and geopolitical events in the U.S.;

•	the availability of supplies and raw materials;

•	changes in technology;

•	fluctuations in government tax revenue and budgetary constraints;

•	business cycles;

•	unanticipated developments relating to audits, investigations and lawsuits; and

•	new regulatory requirements.
     Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this information statement or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this information statement. You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement.

ii

SUMMARY
     This summary provides highlights from this information statement, but does not contain all details concerning Protective Products of America, Inc. and our common stock, including information that may be important to you. To better understand the business and financial position of our company, you should carefully review this entire document.
     Unless the context requires otherwise or except as otherwise noted, as used in this information statement the words “PPA,” “we,” “our company,” “the Company”, “us” and “our” refer to Protective Products of America, Inc. and its subsidiaries for all periods following the domestication and to Ceramic Protection Corporation and its subsidiaries for all periods prior to the domestication.
Our Business
Our Company
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our product portfolio includes a full line of soft armor police and military protective products, including vests, special purpose armor plates, shields, helmets and law enforcement vehicle door protection systems. One of our signature products is the Modular Tactical Vest, or MTV, which was selected in 2006 by the U.S. Marine Corps, or USMC, in a competitive process, to replace its previous Interceptor body armor system. We are one of a few companies capable of providing customers with an integrated armoring system of soft ballistic material, vests and ceramic plates for military personnel.
     Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our ceramic manufacturing operation, which was located in Newark, Delaware, as a discontinued operation.
     Our primary customers include agencies of the U.S. Government, prime government contractors who integrate our products into their armor systems, distributors and law enforcement agencies. Approximately 99% of our products are sold to customers in the U.S. For the first year ended December 31, 2008, our revenues were $85.4 million, representing an increase of 15.8% as compared to the same period in 2007. Our net loss from continuing operations for the year ended December 31, 2008 was $31.1 million, compared to a net loss from continuing operations of $1.4 million for the year ended December 31, 2007. Our independent accountants have issued opinions on our annual financial statements for each of the years ended December 31, 2008 and 2007 that state that the financial statements were prepared assuming we will continue as a going concern and that our recurring losses and net working capital deficiency raise substantial doubt about our ability to continue as a going concern. In addition, since December 31, 2007, each of our annual and quarterly financial statements have contained a statement from our management regarding our ability to continue as a going concern.
     Our primary operating line of credit is with Canadian Imperial Bank of Commerce, or CIBC. Effective as of January 30, 2009, we entered into a Forbearance Agreement and an Amended and Restated Credit Agreement with CIBC. The outstanding balance under the Amended and Restated Credit Agreement is due on June 30, 2009. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of June 30, 2009, any other default by us under the Amended and Restated Credit Agreement or any breach by us of the Forbearance Agreement.
     Subsequent to the execution of the Forbearance Agreement, we determined that we were not in compliance with certain of our covenants including the covenant requiring us to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 our stockholders’ equity was $3.5 million. We have discussed with CIBC our belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement.  As a result of these discussions, we plan to request a waiver from CIBC concerning this covenant; however, there are no assurances that we will be successful.
     We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol “PPA.” We will be a public U.S. company that reports under the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act.

History and Development
     We were originally formed on November 1, 1995 in Alberta, Canada through the amalgamation of two Canadian companies. On February 26, 1996, we changed our name to Ceramic Protection Corporation. Prior to 2004, our principal business activities were the manufacture and distribution of alumina and alumina-bonded silicon carbide products and the distribution of polyethylene materials to the industrial wear management and ballistic protection markets. In 2004, we acquired Alanx Wear Solutions, Inc., a manufacturer of boron carbide and silicon carbide products for personal armor systems and industrial wear management applications, and in 2005, we expanded our sales of armor products to include ceramic personal armor plates and vehicular armor panels.
     In May 2006, we acquired Protective Products International Corp., or PPIC, located in Sunrise, Florida. This acquisition expanded our product portfolio to include a variety of soft armor products and provided us with an increased geographic scope and the opportunity for significant growth in the military and police armor markets.
     Following the acquisition of PPIC, we expanded our sales and marketing efforts to military and law enforcement channels and received several significant orders, including an order valued at $36.2 million for MTVs from the USMC. In 2007, we received orders totaling $63.0 million from various branches of the U.S. military.
     On January 2, 2008, we acquired the production facility and manufacturing assets of ForceOne, LLC in North Carolina. This acquisition added to our soft armor capabilities and enabled us to better control our production and delivery schedules of soft armor vests for the U.S. military.
     On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware under our new name Protective Products of America, Inc.
Contracting Process
     We generate the majority of our revenues under contracts with the U.S. Government, including the U.S. military. These contracts generally take one of two forms: a contract that provides for the production and delivery of a fixed quantity of specified products within a fixed timeframe for delivery; or an indefinite delivery/indefinite quantity, or IDIQ, contract, pursuant to which the U.S. Government customer may place orders for certain specified products up to a fixed aggregate dollar value, but which does not specify particular quantities or provide for a fixed delivery schedule at the time the contract is entered into. We generally enter into contracts following an open, competitive solicitation issued by the U.S. Government. An open solicitation by the U.S. Government generally results in contract awards being allocated to a number of successful bidders and not solely to one company. Following entry into an IDIQ contract, the U.S. Government customer places individual delivery orders for specific quantities of products at prices that are agreed upon following submission of the delivery order; the delivery order also specifies the timetable for delivery of the products. Given the length of time required to conduct an open solicitation, a U.S. Government customer may need to purchase additional products prior to a new solicitation being completed, referred to as bridge buy orders. Under a bridge buy order, which we receive from time to time, the U.S. Government customer is able to continue to purchase products from us under a contract that has previously expired, potentially at different pricing than was in effect under the original terms of the contract. There can be no assurance that we will receive any future bridge buy orders, or as to the dollar value of any bridge buy orders we do receive.
Our Competitive Strengths
     We believe that the following strengths will contribute to our growth and increase stockholder value over the next few years:
•	Proven products;

•	Strong brand recognition;

•	Collaborative customer relationships;

•	Seasoned leadership team and distinguished Board of Directors; and

•	Scalable manufacturing processes.
     Proven products. Our focus on producing advanced products for ballistics protection has helped move us to the forefront of the marketplace. Products such as our MTV have demonstrated that we have the capability to design, manufacture and provide our customers with a high quality product and our customers have grown to rely on this consistency and dependability.
     Strong brand recognition. Our selection by the USMC as its sole source supplier for the MTV, and the success of our products generally, have contributed to a significant level of brand recognition in our industry. We believe that this recognition provides us with enhanced credibility regarding our ability to successfully design and deliver armor solutions, thereby improving our ability to compete for new business.
     Collaborative customer relationships. We have a successful history of working collaboratively with military customers. We believe that this experience enhances our ability to identify and pursue opportunities and satisfy emerging requirements relating to armor needs of the U.S. military. We also have a successful track record of working with third party manufacturers to integrate our components into their products.
     Seasoned leadership team and distinguished Board of Directors. Our Acting Chief Executive Officer, Brian Stafford, is a former director of the U.S. Secret Service .. Our team of senior leaders, manufacturing managers, research and development engineers and sales representatives is talented, motivated and passionate about our products. Our team has developed strategic relationships throughout the industry and, as a result, is knowledgeable about future opportunities and upcoming customer needs and priorities. Our Board of Directors includes a number of individuals with long and distinguished careers in military service, including our recently elected Chairman, General Henry H. Shelton (ret.), a former Chairman of the Joint Chiefs of Staff .. Our directors guide us in strategic planning and positioning and provide valuable insight into opportunities and emerging priorities in our industry.
     Scalable manufacturing processes. We believe that our manufacturing processes in Sunrise, Florida and Granite Falls, North Carolina are scalable and capable of meeting our growth projections over the next few years. Our facilities provide us with the flexibility to quickly adjust our operations to changing customer needs in terms of both product type and quantity.
Our Strategy
     Our goal is to be the leading provider of advanced products used for ballistic protection and achieve profitable growth and stockholder value through our focus on the following initiatives:
•	Increase our exposure to all branches of the U.S. military and federal agencies;

•	Expand our market share in the domestic law enforcement market;

•	Focus on advanced research and development and expand our internal testing capability;

•	Build on our capabilities as an integrator; and

•	Enhance operational and manufacturing efficiencies.
     Increase our exposure to all branches of the U.S. military and federal agencies. Since early 2007, we have delivered more than 167,000 MTVs to the USMC as a sole source provider. We also provide MTVs to the U.S. Navy. We are privileged to enjoy favorable working relationships with these branches of the U.S. military and we plan to leverage these relationships to expand product sales to other branches of the military and other agencies of the U.S. Government. We are actively pursuing opportunities to provide personal armor protection to the U.S. Army through the Improved Outer Tactical Vests, or IOTV, solicitation for up to 736,000 vests over three years. Such awards are typically allocated to a number of successful bidders and not solely to one company. Our government sales organization plans to build on existing relationships and partnerships to expand our sales in military markets.
     Expand our market share in the domestic law enforcement market. We currently supply soft armor products to state and local law enforcement agencies, primarily located in the U.S. We believe that law enforcement vests are typically replaced on a five-year cycle and we believe 2009-2010 will yield significant orders due to recent changes in the U.S. Government’s National Institute of Justice, or NIJ, standards for ballistic resistance of body armor. We believe that we will be able to capture a portion of this expanding market through increased sales representation throughout the U.S. and active participation at nationally recognized tradeshows. We believe that we have established enviable brand recognition over the past few years, and we plan to capitalize on our brand recognition “asset” through our expanded sales and marketing efforts.
     Focus on advanced research and development and expand internal testing capability. Personal armor protection systems require extensive research and development time, most of which is dedicated to destructive ballistic tests and statistical analyses. We are planning a state-of-the-art ballistic range and testing facility that we expect will support our internal research and development efforts. The facility will also allow us to perform quality control lot testing for all of our current products internally, while simultaneously developing new technologies and products.
     In addition to enhanced internal testing and development capabilities, we are positioning ourselves to expand our strategic development relationships within industry and academia. Examples of our current ongoing development initiatives include the design and development of an enhanced maxillofacial ballistic protection system with Eye Safety Systems, a safety eyewear manufacturer, and the design and development of an “intelligent” vest carrier system with an integrated lightweight personal cooling and/or warming system.
     Build on our capabilities as an integrator. Our past experience as a ceramic manufacturer and expertise as a nationally recognized soft armor manufacturer has positioned us to be an effective integrator of hard and soft armor components and enhanced our ability to provide our customers with a complete armor system. We intend to use sales of our integrated armor products as a means to expand our soft armor customer base.
     Enhance operational and manufacturing efficiencies. We intend to continue focusing on increasing the efficiency of our operations and manufacturing processes. We plan to streamline our operations and reduce our costs by, in part, investing resources in a continuous review process, building on our ISO 9001:2000 certification and implementing process improvements through our information technology platforms.
DIVIDEND POLICY
     We have never declared or paid any dividends on our common stock, and we do not intend to pay dividends in cash or in kind in the foreseeable future. We expect to retain any earnings to finance the further growth of our company. Our Board of Directors will determine if and when dividends should be declared and paid in the future based upon the earnings and financial condition of our company at the relevant time and such other factors as our Board may deem relevant. All of our common stock is entitled to an equal share in any dividends declared and paid.
CORPORATE INFORMATION
     Our company was formed on November 1, 1995 in Alberta, Canada through the amalgamation of two Canadian companies. On February 26, 1996, we changed our name to Ceramic Protection Corporation. On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware under our new name Protective Products of America, Inc.

RISK FACTORS
     We are subject to various risks and uncertainties in the course of our business. The following summarizes some, but not all, of the risks and uncertainties that may adversely affect our business, financial condition or results of operations.
RISKS RELATING TO OUR BUSINESS AND OPERATIONS
Unless we secure long-term financing, restore positive cash flow and maintain positive working capital, we may not continue as a going concern.
     Our primary operating line of credit is with Canadian Imperial Bank of Commerce, or CIBC, and as of December 31, 2008 we had $8.1 million of debt outstanding under the line of credit. There have been a number of amendments to the credit agreement governing our line of credit over the past 18 months. Effective as of January 30, 2009, we entered into a Forbearance Agreement and an Amended and Restated Credit Agreement with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. The Amended and Restated Credit Agreement increased the interest rate on our line of credit to the prime rate plus 650 to 675 basis points and reduced the maximum borrowing capacity under our line of credit to CAD$9.0 million. The outstanding balance under our line of credit is now due June 30, 2009. However, there can be no assurances that we will be able to secure new replacement financing by June 30, 2009.
     Subsequent to the execution of the Forbearance Agreement, we determined that we were not in compliance with certain of our covenants including the covenant requiring us to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 our stockholders’ equity was $3.5 million. We have discussed with CIBC our belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement.  As a result of these discussions, we plan to request a waiver from CIBC concerning this covenant; however, there are no assurances that we will be successful.
     For the year ended December 31, 2008 we incurred an operating loss from continuing operations of $31.1 million and used $5.0 million in cash from operating activities. During the past two years we have relied primarily upon debt and equity financing to fund our operations. As of December 31, 2008 we had an accumulated deficit of $58.0 million. Our independent accountants have issued opinions on our annual financial statements for each of the years ended December 31, 2008 and 2007 that state that the financial statements were prepared assuming we will continue as a going concern and that our recurring losses and net working capital deficiency raise substantial doubt about our ability to continue as a going concern. In addition, since December 31, 2007, each of our annual and quarterly financial statements have contained a statement from our management regarding our ability to continue as a going concern. We do not have sufficient cash on hand to repay the amounts due under our Amended and Restated Credit Agreement which are now due on June 30, 2009. We also have $5.1 million in subordinated, non-convertible 12% debentures which are due in August and September 2009. Unless we secure future contracts to help restore positive cash flow, or renegotiate the maturity date or terms of both our Amended and Restated Credit Agreement and our debentures, there is substantial doubt as to our ability to continue as a going concern.
     In February and March 2008, we completed a private placement of subordinated, convertible debentures for aggregate proceeds of $6.0 million, and a public offering of common stock for net proceeds of $14.1 million. The proceeds from these financings were used to resolve our working capital deficiency, acquire certain manufacturing assets from ForceOne, LLC, repay $5.0 million in outstanding principal of term indebtedness and reduce the outstanding balance on our operating line of credit by $5.0 million. As of December 31, 2008, we had a working capital deficiency of $1.7 million as compared to a working capital deficiency of $6.8 million as of December 31, 2007. As of December 31, 2008 we had $1.5 million in cash, compared to $2.8 million in cash as of December 31, 2007.
     Moreover, over the past several months, significant deterioration in the financial condition of large financial institutions has resulted in a severe loss of liquidity and availability in global credit markets, higher short-term borrowing costs and more stringent borrowing terms. Recessionary conditions in the global economy threaten to cause further tightening of the credit markets, more stringent lending standards and terms and higher volatility in interest rates. Persistence of these conditions could have a material adverse effect on our ability to obtain further covenant waivers from our existing lenders, our access to short-term debt and the terms and cost of that debt.
Our cash flows may not be sufficient to service our indebtedness.

     As of December 31, 2008 we had $18.9  million of consolidated indebtedness outstanding which does not reflect loan discounts of $0.3 million. See “Description of Our Indebtedness” for more information. If we do not generate sufficient cash flow from operations to meet our debt service obligations and to fund our working capital requirements, we may be required to, among other things:
•	seek additional financing in the debt or equity markets;

•	seek to refinance or restructure all or a portion of our indebtedness; or

•	reduce or delay planned capital expenditures.
     There can be no assurance that these measures will be sufficient to enable us to service our indebtedness, and any financing, refinancing or sale of assets might not be available on economically favorable terms, if at all.
     As of December 31, 2008 we had $8.1  million in outstanding debt under our operating line of credit that is tied to prime rate loans, which are variable. If interest rates increase, the amount of interest payments on our floating rate indebtedness will also increase. Since our operating line of credit is denominated in Canadian dollars, if the value of the Canadian dollar relative to the U.S. dollar declines, we will have less borrowing capacity on our line of credit, which could have a material adverse impact on our liquidity and operations.
Our substantial indebtedness could adversely impact our financial condition and results of operations.
     As of December 31, 2008 we had $18.9  million of consolidated indebtedness outstanding which does not reflect loan discounts of $0.3 million. The level of our indebtedness will have several important effects on our future operations, including, without limitation:
•	We may be required to use a portion of our cash flow from operations for the payment of principal and interest on outstanding indebtedness;

•	Outstanding indebtedness and leverage will increase the impact of any negative changes in general economic and industry conditions, as well as competitive pressures; and

•	The level of outstanding indebtedness may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.
     Any of these effects could have a material adverse effect on our business, financial condition, results of operations and liquidity.
The restrictive covenants associated with our outstanding indebtedness may limit our activities.
     Our Amended and Restated Credit Agreement contains restrictive covenants which affect, and in many respects significantly limit or prohibit, among other things, our ability to:
•	incur indebtedness;

•	create liens;

•	make investments or loans;

•	engage in transactions with affiliates;

•	make distributions on, or redeem or repurchase, our capital stock;

•	enter into various types of swap contracts or hedging agreements;

•	make capital contributions;

•	sell assets; or

•	pursue mergers or acquisitions.
     In connection with entering into the Forbearance Agreement and the Amended and Restated Credit Agreement, we agreed to several new covenants, including achieving targeted internal cash projections, maintaining a minimum level of stockholders’ equity of at least $4.0 million and making certain repayments. Failure to comply with these covenants could accelerate our repayment obligations pursuant to the Forbearance Agreement. In order to comply with these covenants, we may be forced to forego other business opportunities that become available to us. Additionally, as a result of these restrictive covenants, we may be at a disadvantage compared to our competitors that have greater operating and financing flexibility than we do. Also, during the nine months ended September 30, 2008, we recorded an impairment of our goodwill. If we are required to record an additional charge in the future, that charge could cause us to breach our covenant to maintain a minimum level of stockholders’ equity. There can be no assurance that CIBC would waive any such breach by us.
     Our Amended and Restated Credit Agreement contains various financial covenants and ratios. As of December 31, 2008 we were not in compliance with any of these covenants and ratios. See “Description of Our Indebtedness.”
     Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement.
     Subsequent to the execution of the Forbearance Agreement, we determined that we were not in compliance with certain of our covenants including the covenant requiring us to maintain minimum shareholders’ equity of $4.0 million. As of December 31, 2008 our shareholders’ equity was $3.5 million. We have discussed with CIBC our belief that current shareholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement.  As a result of these discussions, we plan to request a waiver from CIBC concerning this covenant; however, there are no assurances that we will be successful, or that CIBC would extend the forbearance period beyond June 30, 2009. Any failure to obtain a waiver of this covenant default could result in an immediate acceleration of the debt outstanding under our Amended and Restated Credit Agreement, which would have a material adverse impact on our liquidity and financial condition.
We depend on the U.S. Government for a substantial amount of our sales, and the loss of, or a significant reduction in, U.S. military business could have a material adverse effect on our business, financial condition, results of operations and liquidity.
     We serve primarily the defense and law enforcement markets and our sales are concentrated within the U.S. Government. Customers for our products include the U.S. Department of Defense, including the USMC and U.S. Navy, as well as the U.S. Department of Homeland Security, or DHS. Approximately 95% of our sales during the year ended December 31, 2007 were made directly to the U.S. Government. For the year ended December 31, 2008 approximately 84% of our sales were made directly to the U.S. Government and an additional 7% of our sales were to provide inputs to other manufacturers where the ultimate purchaser was the U.S. Government. U.S. defense spending historically has been cyclical. Defense budgets have received their strongest support when perceived threats to national security raise the level of concern over the country’s safety, such as in Iraq and Afghanistan. As these threats subside, spending on the military may tend to decrease. Our results of operations may be subject to substantial period-to-period fluctuations because of these and other factors affecting military, law enforcement and other governmental spending. Accordingly, while U.S. Department of Defense funding has grown rapidly over the past few years, there can be no assurance that this trend will continue. A decrease in U.S. Government defense spending, including as a result of significant U.S. troop level reductions in Iraq or Afghanistan, or changes in spending allocation, could result in a material decrease in our sales under government contracts.
     A major solicitation for the IOTV was issued by the U.S. Army in early 2008. We bid on the solicitation in April 2008 and in March 2009, upon written request from the U.S. Army, we provided an extension of the proposal acceptance period through July 31, 2009. We continue to believe that we are well positioned to receive a portion of the award. However, even if we are successful in receiving a portion of the award, we may not generate any material revenues from the award until 2010. As result of the delay in completing the solicitation, our military revenues in 2009 may be substantially lower than 2008 levels.
     Additionally, the U.S. military funds much of its contracts in annual increments, which require subsequent authorization and appropriation that may not occur or that may be greater than or less than the total amount of the contract. Changes in the U.S. military’s budget, spending allocations and the timing of such spending could adversely affect our ability to receive future contracts. Due to our relatively modest size, our winning or losing a large contract may have the effect of substantially changing or distorting our overall financial results.
     Reductions in our sales under government contracts, unless offset by other military and commercial opportunities, could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Many of our contracts are subject to the Federal Acquisition Regulations and contain unfavorable provisions that are typically not found in commercial contracts, which could adversely affect our business.
     Our contracts with the U.S. Government, as well as those with certain suppliers to the U.S. Government, are subject to the Federal Acquisition Regulations, or FAR. The FAR provides the U.S. Government rights and remedies not typically found in commercial contracts, including without limitation, allowing the U.S. Government to:
•	terminate existing contracts for convenience, as well as for default;

•	establish limitations on future services that can be offered to prospective customers based on conflict of interest regulations;

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim intellectual property rights in products provided by us; and

•	suspend or bar us from doing business with the U.S. Government or with a governmental agency.
     Many of these contractual rights may be exercised by the U.S. Government in the absence of any default or wrongdoing by the supplier. Therefore, the likelihood of their occurrence may be difficult to predict. However, if any of these rights were exercised by the U.S. Government, the resulting consequences could have a material adverse effect on our business, financial condition, results of operations and liquidity.
     Our government contracts provide for a pre-determined, fixed price for the products we make, regardless of the costs we incur. Therefore, fixed-price contracts require us to price our contracts by forecasting our expenditures. When making proposals for fixed-price contracts, we rely on our estimates of costs and timing for completing these projects. These estimates reflect management’s judgments regarding our capability to complete projects efficiently and on a more timely basis. Our production costs may, however, exceed forecasts due to unanticipated delays, increased cost of materials, components, labor, capital equipment or other factors. Therefore, we may incur losses on fixed-price contracts that we had expected to be profitable, or such contracts may be less profitable than expected, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.
We are required to comply with complex procurement laws and regulations, and the cost of compliance with these laws and regulations, and penalties and sanctions for any non-compliance, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

     We are required to comply with laws and regulations relating to the administration and performance of U.S. Government contracts, which affect how we do business with our customers and impose added costs on our business. These laws and regulations often require that we agree to contractual provisions that give the U.S. Government rights and remedies not typically found in the general commercial contracting environment.
     Among the more significant laws and regulations affecting our business are the following:
•	The FAR. Along with supplemental agency regulations, the FAR comprehensively regulates the formation, administration and performance of U.S. Government contracts. The accuracy and appropriateness of costs or prices charged under U.S. Government contracts are subject to regulation, audit and possible disallowance or adjustment by the U.S. Department of Defense and other government agencies. Accordingly, costs billed by us under some U.S. Government contracts could be subject to potential adjustment. Additionally, if a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including but not limited to: termination of contracts; forfeitures; costs associated with triggering of price reduction clauses; suspension of payments; fines; and suspension or debarment from doing business with U.S. Government agencies, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

•	The Truth in Negotiations Act. This act requires the certification and disclosure of all cost and pricing data in connection with contract negotiations.

•	The Buy American Act and the Berry Amendment each mandate preferences for the purchase of domestically produced goods in U.S. Government procurements.
     If we fail to comply with these laws and regulations, we may be subject to administratively cumbersome audits and we may suffer harm to our reputation. Our failure to comply with these laws and regulations could impair our ability to win awards of contracts in the future or have an adverse effect on our performance of existing contracts, including an adverse effect on the exercise of contract options. For example, we are being investigated by the U.S. Department of Defense with respect to the production of ballistic ceramic tiles. See “Business—Legal Proceedings.” While we continue to believe that the investigation will conclude without material negative impact on our company or our business, there can be no assurance that the investigation will be resolved in our favor. If we are subject to civil and criminal penalties and administrative sanctions or suffer harm to our reputation, our current business, future prospects, financial condition, operating results or liquidity could be materially harmed.
We are subject to extensive government regulations concerning the sale and export of our products and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.
     We are obligated to comply with a variety of federal, state, local and foreign regulations governing certain aspects of our operations and workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, Defense, State, Labor and Transportation, and the U.S. Environmental Protection Agency. The failure to obtain applicable governmental approval and clearances could have a material adverse effect on our ability to continue to service the government contracts we maintain.
     Exports of some of our products to certain international destinations may require pre-shipment authorization and licenses from U.S. export control authorities, including the U.S. Departments of Commerce and State, and such authorizations and licenses will often be conditioned on end-use restrictions. Failure to receive these authorizations and licenses could have a material adverse effect on our revenues and, in turn, our business, financial condition, results of operations and liquidity from international sales. We are also subject to routine audits to assure our compliance with these requirements.
     We endeavor to export our products and expertise to customers and national entities around the world. However, with such opportunities come the risks of dealing with business and political systems that are much different than those of North America. Export sales of armor products to countries or entities that are subject to restriction or embargo under U.S. law or regulation are prohibited. In addition, U.S. and international political circumstances may change, leading to changes in the permissibility of sales to certain countries or entities. Such circumstances, should they arise, are difficult to predict and are beyond our control. Also, shipments of materials may involve lengthy routings through complex national and international ground, sea and air transportation systems. These logistical and delivery requirements, all done through third parties, have attendant risks such as proper coordination to meet deliveries, shipment safety, security and “force majeure” events, such as transportation accidents.
     To our knowledge, we are in compliance with all laws, regulations and executive orders governing or restricting the use and dissemination of information classified for national security purposes as well as the export and deemed export of defense articles, defense services, and dual-use products that are controlled by U.S. and/or foreign governments. However, we cannot assure you that we will be in full compliance at all times with such laws, regulations and executive orders. In those instances where we have identified non-compliances with applicable laws, regulations or executive orders, we have taken affirmative steps to correct or mitigate such identified failures and, as applicable, to self-report them to the cognizant U.S. or foreign government agencies. Like other companies operating internationally, we are subject to the Foreign Corrupt Practices Act and other laws that prohibit improper payments to foreign governments and their officials by U.S. and other business entities. Violations of laws, regulations or executive orders governing national security information, the export or deemed export of defense articles, services or dual-use products, or the Foreign Corrupt Practices Act, may result in severe civil or criminal penalties, and could include debarment from contracting with the U.S. Government, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.
     We are also subject to federal, state, local and foreign laws and regulations governing environment, health and safety matters, including those regulating discharges into the air and water, the management of wastes, the control of noise and odors, and the maintenance of a safe and healthy operating environment for our employees.
Our markets are highly competitive, and if we are unable to compete effectively, we will be adversely affected.
     The markets in which we operate are highly competitive and include a large number of competitors ranging from small businesses to multinational corporations. Certain of our competitors have considerably greater financial, marketing and technological resources than we do, which may make it difficult to win new contracts and adversely affect our ability to compete successfully. If we are unable to differentiate our services from those of our competitors, our revenues may decline. In addition, some of our competitors have established relationships among themselves or with third parties to increase their ability to address customer needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies which are better able to compete against us. Any such development could have a material adverse effect on our business, financial condition, results of operations and liquidity.
We face continuous pricing pressure from our customers and our competitors
     Our customers often award contracts based on product pricing, and we believe we have not received some awards due to pricing discounts given by our competitors. Many of our competitors have significantly greater financial resources than we have, and as a result may be able to withstand the adverse effect of discounted pricing and reduced margins in order to build market share. While we strive to manage our manufacturing efficiently to sustain acceptable margins, we may not be able to continue to do so. We seek to compete based on product quality rather than price, but we may not be successful in these efforts.
The failure to adapt to changing technological and industry standards could have a material adverse effect on our business, financial condition and results of operations.
     We are exposed to competitive risks from changing technologies and evolving industry standards. For example, although we test and independently certify our ballistic materials to defined threat levels in accordance with customer requirements and procedures, enhanced ballistic penetrators could render certain ballistic products inadequate to protect against these new threats. Our future success will depend in large part upon our ability to introduce new products, designs, technologies and features to meet changing customer requirements and emerging industry standards. There can be no assurance that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

     We have adopted a research-based approach to technology and innovation and intend to invest the capital necessary to develop and maintain the competitive positioning of our product portfolio. The success of new products depends on various factors, including utilization of advances in technology, innovative development of new products, and market acceptance of customers’ end products. However, there can be no assurance that we will successfully introduce new products or features to our existing products that will achieve market acceptance. The failure to adapt to changing technological and industry standards could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Our business as a subcontractor is dependent on industry relationships.
     Some of our products are components in our customers’ final products. To gain market acceptance, we must demonstrate that our products will provide advantages to the manufacturers of final products, including increasing the safety of their products, providing such manufacturers with competitive advantages or assisting such manufacturers in complying with existing or new government regulations affecting their products.
     There can be no assurance that our products will be able to achieve any of these advantages for the products of our customers. Furthermore, even if we are able to demonstrate such advantages, there can be no assurance that such manufacturers will elect to incorporate our products into their final products, or if they do, that our products will be able to meet such customers’ manufacturing requirements. Our initiatives as a subcontractor are often dependent on the personal relationships established by our executive team, members of our Board of Directors and key members of our sales team, and the departure of these individuals could interfere with our ability to foster or continue these relationships. Additionally, there can be no assurance that our relationships with our manufacturer customers will ultimately lead to volume orders for our products. The failure of manufacturers to incorporate our products into their final products could have a material adverse effect on our business, financial condition and results of operations.
Any failure to obtain adequate supplies of source materials used in the manufacturing of our products could adversely affect our business.
     We depend upon access to reliable supplies of high quality source materials used in the manufacturing of armor products. Our company must react quickly to market demands by constantly adjusting production and raw material supply levels to meet delivery requirements. Aramid fibers, which are a class of heat-resistant and strong synthetic fibers that are frequently used in protective vests and helmets, constitute one of the key source materials used in our business. We are exposed to risks in the timely access to adequate supplies of aramid fibers used in our ballistic solutions which are subject to limited availabilities and cycles of demand. Supply and demand also impact the price of petroleum, which may affect base costs for manufacturers of aramid and polyethylene materials. At times of accelerated market demands, particularly in the case of large military procurements, some materials such as certain types of aramid fibers used in ballistic applications may become limited. There can be no assurance that supplies may, or may not, be diverted, or limited, by world events. Such instances may include circumstances when governments direct that certain supplies be dedicated, or directed, to meet large military requirements or be subject to new regulations for export controls due to political developments. If our supply of any of these materials were materially reduced or cut off, or if there were a material increase in the prices of these materials, our manufacturing operations could be adversely affected and our costs increased, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Our dependence on key executives and personnel could impact the development and growth of our company.
     Our success and our business strategy depend in large part on our ability to attract and retain key management and operating personnel. There is intense competition for qualified personnel in our industry, and we cannot be sure that we will be able to continue to attract and retain the qualified personnel necessary for the development and management of our business. Our business could be materially harmed by the loss of key management and operating personnel, as well as the failure to recruit additional key technical, managerial and sales personnel in a timely manner. We do not ordinarily enter into employment agreements with our key technical, managerial and sales personnel. We do not maintain “key man” life insurance on any of our employees.
Our resources may be insufficient to manage the demands imposed by our growth.

     The continued growth of our customer base, the types of services and products we offer and the geographic markets we serve can be expected to continue to place a significant strain on our management, administrative, operating and financial resources. In addition, we may not be able to identify and hire personnel qualified both in the provision and marketing of our products and systems. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel, our ability to implement successful enhancements to our management, accounting and information technology systems and our ability to adapt those systems, as necessary, to respond to growth in our business.
     For example, we are currently bidding on a contract to supply a portion of up to 736,000 armor vests to the U.S. Army over a three-year period, which could constitute a much higher volume of production than we have supplied in the past. While we believe that our manufacturing facilities and processes are scalable and could meet such demand, since we have not actually operated at this level of production, there can be no assurance that we would be able to successfully adapt our management, administrative, operating and financial resources in order to do so.
The products we sell are inherently risky and could give rise to product liability, product warranty claims, and other loss contingencies.
     The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, or, in some limited circumstances, even correct use of our products, could result in serious bodily injury or death.
     Claims could arise against us for injuries allegedly caused by our products or arising from the design, manufacture or sale of our products. If these claims are decided against us and we are found to be liable, we may be required to pay substantial damages and our insurance costs may increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and liquidity. Also, a significant or extended lawsuit, such as a class action, could divert significant amounts of management’s time and attention.
     We cannot assure you that our insurance coverage would be sufficient to cover the payment of any potential claim or continue to be available at a reasonable cost. Any material uninsured loss could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, our inability to obtain product liability coverage would likely prohibit us from bidding for orders from certain federal and state governmental customers because, at present, many bids from governmental entities require such coverage, and any such inability would have a material adverse effect on our business, financial condition, results of operations and liquidity.
     Furthermore, while our products are rigorously inspected for quality, our products nevertheless do, and may continue to, fail to meet customer expectations from time-to-time. Also, not all defects are immediately detectible. Failures could result from faulty design or problems in manufacturing. In either case, we could incur significant costs to repair and/or replace defective products. Failures could also be associated with raw materials. An example is the historic use of Zylon in ballistic packages and the resulting U.S. Government litigation, as more fully described in “Business—Legal Proceedings.” In some cases, product redesigns and/or rework may be required to correct a defect, and such occurrences could adversely impact future business with affected customers. Our business, financial condition, results of operations and liquidity could be materially and adversely affected by any unexpected significant warranty costs.
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results. This could have a material adverse effect on our stock price.
     Effective internal controls are necessary for us to provide accurate financial reports. For instance, in connection with preparing our financial statements for the year ended December 31, 2007, we identified certain errors in accounting for inventory, long-term assets, customer deposits and deferred revenue, revenue, costs of sales and other expenses in prior periods, leading us to restate our financial statements for the three-month periods ended March 31, 2007, June 30, 2007 and September 30, 2007 within each of the respective interim reporting periods during 2008. During these periods, we recognized revenue on sales based upon the transfer of title associated with the goods sold to the customer. However, we subsequently determined that the risk of loss associated with the goods sold did not always transfer at the time of sale. We made an adjustment to correct the recognition of revenue in each of the described periods for these sales. Additionally, in certain instances, we recognized revenue on sales billings for which shipment occurred at a later date. As such, we made an adjustment in each instance to properly reclassify such sales billings as deferred revenue, a current liability.
     In the first quarter of 2008, we also experienced difficulties associated with the electronic storage and retention of certain financial data at one our subsidiaries and had to re-enter certain data. Although these deficiencies were detected and remediated, there is no guarantee that improved disclosures and procedures and internal controls over financial reporting will detect or prevent all errors or instances of fraud.
     We are beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission, or SEC, which require, among other things, our management to assess annually the effectiveness of our internal controls over financial reporting and our independent accountants to issue a report on the effectiveness of our internal controls over financial reporting. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the deadline for those reports.
     Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. If our controls fail to identify any misreporting of financial information or our management or independent auditors were to conclude in their reports that our internal control over financial reporting was not effective, our financial statements could be materially misstated, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly. In addition, we could be subject to sanctions or investigations by the Toronto Stock Exchange, the SEC or other regulatory authorities, which would require additional financial and management resources.
As a result of the registration of our common stock under the Exchange Act, we will be subject to U.S. public company financial reporting and other requirements that may result in higher administrative costs.
     As a result of the registration of our common stock under the Exchange Act, we will become a U.S. public reporting company. We will incur significant legal, accounting and other expenses associated with this transition from a Canadian public company. As a U.S. public company, we will be subject to reporting and other obligations under the Exchange Act, including the requirements of the Sarbanes-Oxley Act. We expect these new reporting obligations to significantly increase our legal and financial compliance costs and to make some administrative activities more time consuming.
We have significant operations in Florida, which could be materially and adversely impacted in the event of a hurricane or other natural disaster.
     Our corporate headquarters and certain manufacturing facilities are located in Florida and are therefore vulnerable to the impact of hurricanes and other natural disasters. In the event of a hurricane or other natural disaster, we could experience disruptions or interruptions to our operations or the operations of our suppliers, distributors, resellers or customers; destruction of facilities; and/or loss of life, all of which could materially increase our costs and expenses and have a material adverse impact on our business, revenue and financial condition.
RISKS RELATING TO OUR COMMON STOCK
Our Certificate of Incorporation and Bylaws contain provisions intended to limit possible takeovers.
     Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:
•	establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

•	provide that directors may only be removed “for cause”;

•	provide that only our Board of Directors can fill vacancies on our Board of Directors;

•	require super-majority voting to amend specified provisions in our certificate of incorporation;

•	authorize the issuance of “blank check” preferred stock that our Board of Directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders; and

•	provide that our Board of Directors is expressly authorized to adopt, amend, or repeal our bylaws.
     These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of our company or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Our certificate of incorporation authorizes the issuance of shares of blank check preferred stock.
     Our certificate of incorporation provides that our Board of Directors will be authorized to issue from time to time, without further stockholder approval, up to 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of our company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.
Our common stock has been and may continue to be thinly traded and the price of our common stock has been and may continue to be highly volatile, which may make it difficult for stockholders to sell our common stock when desired or at attractive prices.
     Our common stock has been thinly traded and the price of our stock has been highly volatile, and we expect it to continue to be volatile for the foreseeable future. For example, from January 1, 2008 through March 25, 2009, our common stock closed at a high price of CAD$6.63 and a low closing price of CAD$0.17, with an average daily trading volume of 41,596 shares. Since January 1, 2009, average daily trading volume in our common stock has declined to 9,892 shares. In general, we believe that a variety of factors could cause the market price of our common stock to fluctuate substantially, including:
•	material announcements by us or our competitors;

•	interest rate changes;

•	the availability of financing;

•	current events, such as the wars in Iraq and Afghanistan, or news reports relating to trends in our markets;

•	recent turmoil in worldwide financial markets;

•	changes in the market’s expectations about our operating results;

•	the cyclical nature of defense spending;

•	delays by the U.S. Government in awarding contracts;

•	quarterly variations in financial results;

•	trading volume;

•	changes in financial estimates and recommendations by securities analysts concerning our company or the defense industry in general;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	other factors.
     Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment in our company.
We currently do not intend to pay dividends on our common stock and consequently your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
     We have never declared or paid any dividends on our common stock and we currently do not plan to declare dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our Board of Directors. Further, our credit facility restricts our ability to pay cash dividends. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your common stock at a profit.

CAPITALIZATION
     The following table sets forth our consolidated capitalization as of December 31, 2008. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements included elsewhere in this information statement.

(dollars in thousands)	December 31, 2008
Debt
Line of credit	$8,124
12.0% non-convertible debentures due 2009 (1)	4,783
10.0% convertible debentures due 2011	6,000

Total Debt	18,907

Stockholders’ Equity
Common stock, par value $0.001 per share, 40,000,000 shares authorized, 13,762,557 shares issued and outstanding	14
Paid in capital (1)	60,381
Accumulated other comprehensive income	1,467
Accumulated deficit	(57,957)
Advances and receivables from stockholder	(400)

Total Stockholders’ Equity	3,505

Total Capitalization	$22,412

(1)	Reflects loan discounts of $0.3 million. See “Description of Our Indebtedness.”

DIVIDEND POLICY
     We have never declared or paid cash dividends on our common stock, and we do not intend to pay dividends in cash or in kind in the foreseeable future. We expect to retain any earnings to finance the further growth of our company. Our Board will determine if and when dividends should be declared and paid in the future based upon the earnings and financial condition of our company at the relevant time and such other factors as our Board of Directors may deem relevant. All of the holders of our common stock are entitled to an equal share in any dividends declared and paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes included elsewhere in this information statement. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement particularly under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
OVERVIEW
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our product portfolio includes a full line of soft armor police and military protective products, including vests, special purpose armor plates, shields, helmets and law enforcement vehicle door protection systems. One of our signature products is the Modular Tactical Vest, or MTV, which was selected in 2006 by the U.S. Marine Corps, or USMC, in a competitive process, to replace its previous Interceptor body armor system. We are one of a few companies capable of providing customers with an integrated armoring system of soft ballistic material, vests and ceramic plates for military personnel.
     Our primary customers include agencies of the U.S. Government, international militaries, prime government contractors who integrate our products into their armor systems, distributors and law enforcement agencies. Approximately 99% of our products are sold to customers in the U.S. Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our ceramic manufacturing operation, which was located in Newark, Delaware, as a discontinued operation.
     Due to the decision to discontinue ceramic manufacturing operations at our Newark, Delaware manufacturing facility, all financial data in this information statement reflect our continuing operations only, unless otherwise stated. Certain prior period amounts have been reclassified as a result of the discontinued operations. Additionally, during the second quarter of 2007, we closed our manufacturing facility in Calgary, Canada and consolidated the majority of our standalone ceramic armor production into our Newark, Delaware location and recorded a restructuring charge of $0.8 million. Due to the discontinuance of ceramic manufacturing operations at the Newark facility, all financial data in this information statement related to the former manufacturing facility in Calgary, including the $0.8 million restructuring charge, are now also included in discontinued operations for all periods presented. See “—Discontinued Operations” for a further discussion.
     We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol PPA. When the registration statement of which this information statement is a part becomes effective, we will be a public U.S. company that reports under the Exchange Act.
OUTLOOK
     We believe that the demand for ballistics protection continues to experience considerable growth within the U.S. military and domestic law enforcement marketplaces. With the decision to discontinue ceramic manufacturing operations at our Newark, Delaware facility, we are now able to focus on driving aggressive growth in our core soft armor businesses.
     Our original MTV contract with the U.S. military is expected to be substantially completed by the end of the second quarter of 2009.
     We have identified a number of opportunities for expanded soft armor sales associated with the U.S. military. These opportunities include open solicitations for sales to the USMC and U.S. Navy for products related to the MTV. From time to time, we also receive bridge buy orders from U.S. Government customers. In 2007 and 2008, we received bridge buy orders from the U.S. military totaling $30.1 million. There can be no assurances as to the timing or quantity of new orders that may materialize from these initiatives, if any, nor can there be any assurance that we will receive additional bridge buy orders, or the dollar value of any bridge buy orders we do receive.
     A major solicitation for the Improved Outer Tactical Vest was issued by the U.S. Army in early 2008. We bid on the solicitation in April 2008 and in March 2009, upon written request from the U.S. Army, we provided an extension of the proposal acceptance period through July 31, 2009. We continue to believe that we are well positioned to receive a significant portion of the award. However, even if we are successful in receiving a portion of the award, we may not generate any material revenues from the award until 2010. As result of the delay in completing the solicitation, our revenues from the U.S. military for 2009 may be substantially lower than 2008 levels.
     We currently supply soft armor and other products to federal, state and local law enforcement agencies in the U.S. With the recent change in the National Institute of Justice standard for ballistic resistance of body armor, we anticipate that the domestic law enforcement market will expand significantly in 2009 and 2010. Furthermore, we believe that we will be able to capture a portion of this expanding market through expanded sales representation throughout the U.S. We are currently supplying products to the Department of Homeland Security and we plan to build on this strategic relationship and seek opportunities with other federal agencies.
     We are increasing our focus on international opportunities in response to growth in demand for personnel armor in overseas markets, particularly Latin America and the Middle East. We have focused internal resources on international sales and plan to develop strategic partnerships to leverage our expansion into international markets in 2009 and beyond.
     We have supplied integrated ballistic door panels for use in the Ford Crown Victoria Interceptor police vehicles. We believe that domestic law enforcement vehicle armor presents another opportunity for us in 2009 and beyond.
     On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware to further enhance our ability to participate in future contracts and projects with the U.S. military and other agencies of the U.S. Government. The domestication was completed by way of a Plan of Arrangement, pursuant to which we discontinued from the jurisdiction of Alberta, Canada into Delaware under the new name Protective Products of America, Inc. The arrangement was approved by shareholder vote at a special meeting held on July 28, 2008.
GOODWILL AND INTANGIBLE ASSETS
     In accordance with Financial Accounting Standards Board, or FASB, Statement No. 142, “Goodwill and Other Intangible Assets,” or “FASB No. 142,” goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more frequently if events and circumstances indicate that the carrying value may not be recoverable. Indefinite-lived intangible assets are tested by comparing the fair value of the asset to their carrying value. If the carrying value of the asset exceeds its fair value, an impairment charge is recognized. The impairment test for goodwill involves a two-step approach. Under the first step, we compare the fair value of our reporting unit to its carrying value. We determine the fair value of our reporting unit by estimating the present value of the reporting unit’s future cash flows and comparing this result to any market data which indicates the value of the reporting unit. If the fair value exceeds the carrying value, no impairment charge is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is performed to measure the impairment charge.
     Under the second step, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment charge equal to the difference.
     During the second quarter of 2008, we continued to incur operating and cash flow losses from our ceramic manufacturing operations in Newark, Delaware. As a result, we determined that we had a triggering event under FASB No. 142 and performed a goodwill impairment analysis. Based on the results of the interim goodwill impairment test, we determined that the fair value of the reporting unit’s assets were significantly less than their carrying values. As a result, we recorded a non-cash impairment charge of $22.0 million related to the goodwill and intangible assets associated with discontinued operations

(see “—Discontinued Operations”).
     During the third quarter of 2008, we experienced a significant decline in our market capitalization. As a result, we determined that we had a triggering event under FASB No. 142 and performed a second goodwill impairment analysis. Based on the results of the interim goodwill impairment test, we determined that the fair value of our assets were significantly less than their carrying values. As a result, we initiated the second step of the impairment test to determine the implied fair value of goodwill and recorded a non-cash impairment charge, which represents our best estimate, in the amount of $28.3 million resulting in a write-off of all of our goodwill and a portion of our long-lived intangible asset balance as of September 30, 2008. The recorded impairment charge was an estimate based on a preliminary assessment. During the quarter ended December 31, 2008 we completed the second step of our impairment analysis and determined that no further impairment had occurred.
     We have one intangible asset with an indefinite life, the PPIC trade name. The relief from royalty method was used to determine the fair value of the trade name asset. Under the relief from royalty method, we estimated what arm’s length royalty would likely have been charged had we licensed the trade name from a third party. The calculation of the trade name’s fair value involved the use of several assumptions. These assumptions include, but are not limited to, forecasted revenues, a royalty rate and a discount rate.
     We adjusted our forecasted revenues to reflect our best estimate of the probability that we will successfully obtain new contract awards. The estimated royalty rate was based on a review of trade name licensing agreements for companies in the industrial and commercial space. The discount rate used was consistent with the rate used in our goodwill impairment analysis. Using this methodology, which was consistent with the methodology we used at the time of PPIC’s acquisition, we determined that the trade name asset was not impaired.
     Given the uncertainty in our forecasted revenues, there can be no assurance that our current estimates and assumptions will prove to be accurate predictors of our future results. If our assumptions regarding forecasted revenue are not achieved, we may be required to record impairment charges in future periods. It is not possible at this time to determine if any such future non-cash impairment charge would result or, if it does, whether such charge would be material.
DISCONTINUED OPERATIONS
     For the period from January 2007 through September 2008, we incurred significant losses relating to our ceramic manufacturing operations. Due to these substantial operating losses and our belief that our ceramic manufacturing business would not be viable in the future, we determined in the second quarter of 2008 that all goodwill and intangible assets, as well as a significant portion of our property located in Delaware, had been permanently impaired under the guidelines of FASB No. 142 (see “—Goodwill and Intangible Assets”) and FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Accordingly, we recorded a non-cash impairment charge of $22.0 million relating to goodwill and long-lived intangible assets and an asset write-down of $5.2 million during the second quarter of 2008. Due to the further deterioration of the prospects and operations of our ceramic manufacturing business in the third quarter of 2008, we adopted a formal exit plan to discontinue all ceramic manufacturing operations in Delaware by December 31, 2008.
     Additionally, in accordance with FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, during the quarter ended September 30, 2008, we recorded additional asset write-downs of $3.3 million, as well as separation liabilities and the estimated costs associated with the cessation of the use of the facility and equipment under operating leases of $1.4 million. The assets, including those assets held for sale, liabilities, results of operations and cash flows relating to our ceramic manufacturing operations, which includes integration of our manufactured ceramic products, are therefore separately reported as discontinued operations for all periods presented in the financial statements included in this information statement. For the year ended December 31, 2008, we recorded a net loss of $38.1 million from discontinued operations. We believe that exiting the ceramic manufacturing business will allow us to increase our focus on our core soft armor business.
FOREIGN CURRENCY TRANSLATION AND REPORTING CURRENCY

     Prior to July 2008, our functional currency was the Canadian dollar, which was the local currency of our predecessor company, Ceramic Protection Corporation. We measured the financial statements of our subsidiaries, all of whom were incorporated in the United States, using the U.S. dollar as the functional currency. The assets and liabilities of these subsidiaries were translated from the U.S. dollar to the Canadian dollar at the exchange rate on the balance sheet date. Revenues, costs and expenses were translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders’ equity.
     Transactions denominated in a currency other than our functional currencies were remeasured at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than our functional currencies were translated at the exchange rate in effect as of the reporting period and the related gains or losses were included in the results of operations for the period.
     Following our domestication in July 2008, we adopted the U.S. dollar as our reporting currency. In addition, as all of our operations are based out of the U.S., we changed our functional currency to the U.S. dollar. As a result of the change in reporting currency, our financial statements for the year ended December 31, 2007, which were previously presented in Canadian dollars, have been translated from Canadian dollars to U.S. dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” Revenues and expenses were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and stockholders’ equity balances were translated at the exchange rates in effect on the date of each transaction. Translation adjustments resulting from this process have been included in stockholders’ equity.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. The most significant assumptions made by us in the preparation of our consolidated financial statements include:
•	going concern;

•	revenue recognition;

•	goodwill and other identifiable intangible assets;

•	valuation allowances and impairment assessments for various assets including property, plant and equipment;

•	current and future income taxes;

•	stock based compensation;

•	provisions for doubtful accounts to reflect credit exposures; and

•	provisions for obsolescence and slow moving inventory.
The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment. Actual results could differ from those estimates and such differences may be material to our consolidated financial statements. Management continually evaluates the estimates and assumptions, which are based on historical experience and other factors we believe to be reasonable under the circumstances. These estimates and our actual results are subject to the risks described under “Risk Factors.”
Revenue
     We derive substantially all of our revenues by fulfilling orders under contracts awarded by branches of the U.S. military,

the Department of Homeland Security, domestic law enforcement agencies and international militaries. Under these contracts, we provide soft body armor products for law enforcement personnel and ballistic system armor for military personnel. Once the price has been determined and agreed upon by us, we do not have the ability to renegotiate the price or to pass any cost overruns on to the customer. During the term of the contract, we receive purchase orders from the customer to manufacture and ship a certain number of units of a particular product. We ship only the number of units ordered and recognize revenue only on those units.
     We recognize revenue when it is realized or realizable and has been earned. Revenue is recognized when persuasive evidence of an arrangement exists in the form of a written contract and written purchase order, the product has been delivered and legal title and all risks of ownership have been transferred, the written contract and purchase order are complete, customer acceptance has occurred, and payment is reasonably assured.
     Deferred revenue represents the billing of a sale in accordance with the terms of the sales agreement, for which all of the criteria required for revenue recognition have been met. In such instances, we record a current liability which we refer to as “deferred revenue” until the product we shipped has been received at the destination and legal title has passed to the customer. Once this occurs, we debit the deferred revenue liability account and record revenue. No return allowance is made as product returns are insignificant based on historical experience. We estimate warranty reserves based, in part, upon our historical warranty costs (which have been immaterial thus far) as a proportion of sales by product line. In the event we incur more significant warranty-related matters which may require a broad-based correction, we would establish a separate reserve, provided that the cost of correction could be reasonably estimated.
     Customer deposits and pre-payments are recorded as current liabilities until the terms of the sales contract are completed and revenue can be recognized. Customer deposits may or may not be refundable, in whole or in part, based upon the terms of the sales contract. When we bill customers for product we have shipped to them, their deposits are credited back to them on a pro-rata basis based on the size of their shipment compared to the size of their full sales commitment to us.
     Cost of sales consists of parts, direct labor and overhead expense incurred for the fulfillment of orders. Additionally, we allocate certain indirect overhead expenses such as employee benefits, computer supplies, depreciation for computer equipment and production equipment based on personnel and equipment assigned to the job. As a result, indirect overhead expenses are included in both cost of sales and selling, general and administrative expense in our statement of operations. Cost of sales are changed to expense and the corresponding inventory accounts are reduced, when revenue is recognized.
Goodwill and Indefinite Life Intangible Assets
     Goodwill represents the excess of the purchase price of an acquired entity over the fair value of net assets acquired and liabilities assumed. The cost of acquiring businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. On an annual basis in the fourth quarter ending December 31st of each year, we assess the composition of our assets and liabilities and the events that have occurred and the circumstances that have changed since the most recent fair value determination. If events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount, goodwill is tested for impairment. We recognize an impairment charge if the carrying value of the asset exceeds the fair value determination.
     Indefinite life intangible assets are also tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable and exceeds the estimated fair value.
Other Long Lived and Intangible Assets
     We review the recoverability of long-lived and intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The assessment of possible impairment is based upon our ability to recover the carrying value of the asset or asset group from the expected pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value.
Income Taxes
     We account for income taxes under the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets are measured using enacted or substantively enacted income tax rates to be in effect for the year in which the differences are expected to reverse.
     We establish a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. If these estimates and assumptions change in the future, we could be required to reduce or increase the value of the future income tax asset or liability resulting in income tax expense or recovery. We evaluate the valuation allowance quarterly and adjust the amount if necessary.
     We adopted, effective January 1, 2007, the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48. Pursuant to FIN 48, we periodically assess our tax filing exposures related to periods that are open to examination. Based on the latest available information, we evaluated tax positions to determine whether the position will more likely than not be sustained upon examination by the Internal Revenue Service. As a result of our review, we did not record any FIN 48 adjustments.
Stock-Based Compensation
     We have a non-qualified stock option plan that enables certain officers, directors, employees and service providers to purchase shares of common stock at exercise prices equal to the market price, as defined by the plan, on the date the option is granted. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” In accordance with SFAS 123R, we measure the cost of employee services received in exchange for equity-based awards based on grant date fair value. Pre-vesting forfeitures are estimated at the time of grant and we periodically revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Equity-based compensation is only recognized for equity-based awards expected to vest.
Collectibility of Accounts Receivable
     We base our allowance for doubtful accounts on management’s estimates of the creditworthiness of our customers, analysis of delinquent accounts, the payment histories of the accounts and management’s judgment with respect to current economic conditions. We believe the allowances are sufficient to respond to normal business conditions. We review our accounts receivable aging on a regular basis for past due accounts and we write off any uncollectible amounts against the allowance. We maintain an allowance for doubtful accounts based on historic collectibility and specific identification of potential problem accounts. Should business conditions deteriorate or any major customer default on its obligations to us, we may need to significantly increase this allowance, which would have a negative impact on our operations.
Inventories
     Raw materials inventories are valued at the lower of cost (first in, first out) or replacement value. Work in process and finished goods inventories are valued at the lower of cost (on a moving average basis) or net realizable value. An allowance for potential non-saleable inventory due to excess stock or obsolescence is based upon a review of inventory quantities, past history and expected future usage.
RESULTS OF OPERATIONS

     The following table presents the results of operations from our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP:

(thousands of United States dollars, except share and per share amounts)	2008	2007

Sales	$85,366	$73,746
Cost of sales	61,982	53,816

Gross margin	23,384	19,930
Operating expenses
Selling, general and administrative	20,833	19,920
Research and development	1,528	143
Impairment of goodwill and intangible assets	28,288	—

Total operating expenses	50,649	20,063

Operating loss	(27,265)	(133)
Interest expense	3,031	2,280
Other income	(199)	(223)

Total other expense	2,832	2,057

Loss from continuing operations before income taxes	(30,097)	(2,190)
Income tax provision (benefit)	1,020	(741)

Net loss from continuing operations	(31,117)	(1,449)
Net loss from discontinued operations	(38,072)	(8,652)

Net loss	$(69,189)	$(10,101)

Basic loss per common share:

Continuing operations	(2.37)	(0.14)
Discontinued operations	(2.90)	(0.85)
Net loss	(5.27)	(0.99)
Diluted loss per common share:

Continuing operations	(2.37)	(0.14)
Discontinued operations	(2.90)	(0.85)
Net loss	(5.27)	(0.99)
Weighted average common shares outstanding:

Basic	13,133,927	10,216,519
Diluted (1)	13,133,927	10,216,519

(1)	Basic and fully diluted weighted average common shares outstanding used to calculate earnings per share from continuing operations for the periods in which we had an operating loss are the same because inclusion of additional equivalents would be anti-dilutive.
Year Ended December 31, 2008 compared to the Year Ended December 31, 2007
Revenue
     Revenues for the year ended December 31, 2008 were $85.4 million, representing an increase of 15.8%, compared to revenue of $73.7 million during the year ended December  31, 2007. The increase was primarily attributable to significantly increased sales to domestic law enforcement agencies and to sales to subcontractors to the military. These increases were due, in part, to our expanded sales force in the U.S. Sales made directly to the military accounted for approximately 82% and 93% of our revenues for the years ended December 31, 2008 and December 31, 2007, respectively. In 2007 substantially all military sales were made to the USMC under a single contract to manufacture MTVs. Sales of the MTV to the USMC declined by approximately $20.0 million in 2008 as compared to 2007, but were offset by an increase in sales of the MTV to the U.S. Navy, resulting in total MTV sales in 2008 being substantially the same as 2007. The MTV contract with the U.S. Navy was substantially completed at the end of the second quarter of 2008. Entering 2009, we had a backlog of $12.5 million in MTV orders under our IDIQ contract with the USMC. This backlog is expected to be fulfilled by the end of the second quarter of 2009. While the timing of contract awards is difficult to predict, we anticipate the revenue generated from MTV sales in 2009 may be materially lower than 2008.
     A major solicitation for the IOTV was issued by the U.S. Army in early 2008. We bid on the solicitation in April 2008 and in March 2009, upon written request from the U.S. Army, we provided an extension of the proposal acceptance period through July 31, 2009. We continue to believe that we are well positioned to receive a portion of the award. However, even if we are successful in receiving a portion of the award, we may not generate any material revenues from this award until 2010. As result of the delay in completing the solicitation, our military revenues in 2009 may be substantially lower than 2008 levels.
Gross Margin and Gross Margin Percentage
     Gross margin for the year ended December 31, 2008 totaled $23.4 million, representing an increase of $3.5 million from the $19.9 million achieved during the year ended December 31, 2007. Gross margin percentage, which we calculate by dividing gross margin by revenue, increased to 27.4% for the year ended December 31, 2008 from the 27.0% achieved in 2007. The increase in gross margin percentage for the year ended December 31, 2008 was primarily attributable to a significant increase in sales to law enforcement agencies, which carried a higher margin than sales of the MTV to the U.S. military. The gross margin percentage on MTV sales to the USMC, U.S. Navy and military subcontractors in 2008 was substantially similar to the gross margin percentage on MTV sales to the USMC in 2007.
Selling, General and Administrative Expense
     Selling, general and administrative expenses, or SG&A expenses, for the year ended December 31, 2008 increased to $20.8 million from $19.9 million during the year ended December 31, 2007. This increase was primarily attributable to professional fees associated with our domestication process, travel expenses, stock-based compensation, and insurance costs associated with the start-up of the new facility in North Carolina, partially offset by a decrease in sales commission expense due to a change in our commission structure in 2008.
     SG&A expenses as a percentage of sales for year ended December 31, 2008 was 24.4%, compared to 27.0% for 2007. The decrease in SG&A expenses as a percentage of sales in 2008 was attributable to the increase in revenues in 2008, which more than offset the increase in SG&A expenses.
Research and Development
     Research and development expenses for the year ended December 31, 2008 increased to $1.5 million, compared to $0.1 million incurred during the comparable period of the prior year.
     The substantial increase for the year ended December 31, 2008 was a result of our increased focus in 2008 on the research and development of future products and technology, principally directed towards the U.S. defense and law enforcement marketplaces.
Interest Expense
     Interest expense increased for the year ended December 31, 2008 to $3.0 million from $2.3 million incurred during the year ended December 31, 2007. The increase in 2008 compared to 2007 levels was primarily attributable to a significant increase in our effective interest rate as a result of our issuance of subordinated debentures, and $0.5 million in fees paid to CIBC in connection with numerous waivers and to the forbearance to the credit agreement governing our line of credit in 2008, compared to minimal fees in 2007, offset partially by the reduction in term indebtedness.

     For the year ended December 31, 2008 our average rate of borrowing on our bank indebtedness ranged between 8% and 10%. During the same period, our effective rate of borrowing on our subordinated debentures ranged between 10% and 22%, partially attributable to the accretion associated with warrants and conversion feature of certain of our subordinated debentures. These subordinated debentures bear coupon interest rates in the range of 10% to 12%.
Income Taxes
     We recorded income tax expense of $1.0 million for the year ended December 31, 2008 compared to an income tax benefit of $0.7 million during the year ended December 31, 2007. Our effective tax rate was a negative 3.4% for the year ended December 31, 2008 compared to a positive 33.8% for the same period in the prior year. The primary reasons for the change in the effective tax rates were the non-deductibility of our goodwill impairment charge and the valuation allowance of $1.6 million we recorded during the year ended December 31, 2008. This valuation allowance was recorded based on our current assessment that it is more likely than not that the future benefit of net operating losses (NOLs) will not be realized. If we incur future operating losses, we cannot record any tax benefits from these losses until it becomes more likely than not that the future benefit of NOLs will be realized.
Earnings (loss) per share
     For the year ended December 31, 2008 net loss from continuing operations was $31.1 million, or ($2.37) per basic and fully diluted share, as compared with a net loss of $1.4  million, or ($0.14) per basic and fully diluted share during the year ended December 31, 2007. Our net loss from continuing operations in 2008 included $28.3 million in impairment charges relating to the impairment of goodwill compared to no impairment charges in 2007. In 2008 we increased sales by $11.6 million and were able to increase our gross margin percentages above 2007 levels due to additional sales to law enforcement agencies, which carried a higher margin than sales to the U.S. military. As a result, in 2008 we generated $3.5 million in additional gross margin compared to 2007. However, the growth in gross margin in 2008 was partially offset by additional SG&A expenses of $0.9 million and additional R&D expenses of $1.4 million. The SG&A expense increase was primarily due to professional fees associated with our domestication process, travel expenses, stock-based compensation, and insurance costs associated with the start-up of the new facility in North Carolina, partially offset by a decrease in sales commission expense due to a change in our commission structure in 2008. R&D expense increased due to our higher spending to develop new products. Additionally, we incurred $0.8 million in additional interest expense over 2007 levels.
     Also, in 2008 we were unable to record a tax benefit on our operating losses and incurred tax expense of $1.0 million, compared to a tax benefit of $0.7 million on our 2007 operating loss. We establish a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. As a result we recorded a tax valuation allowance in 2008 of $1.6 million against deferred tax receivables related to our operating losses.
     For the year ended December 31, 2008, net loss from discontinued operations was $38.1 million, or ($2.90) per basic and fully diluted share, as compared with net a loss of $8.7 million, or ($0.85) per basic and fully diluted share for the year ended December 31, 2007. See “—Discontinued Operations” for a further discussion on the operating losses due to discontinued operations.
     The weighted average number of basic and fully diluted shares outstanding for the years ended December 31, 2008 and December 31, 2007 were 13,133,927 and 10,216,519 shares, respectively. There were no dilutive equivalents included in our calculation of fully diluted shares during either period since their inclusion would be anti-dilutive due to our operating losses. The significant change in the number of fully diluted shares outstanding was attributable to the issuance of 3,530,000 shares in connection with our public offering of shares in March, 2008. See “—Liquidity and Capital Resources—Public Offering of Common Stock.”
LIQUIDITY AND CAPITAL RESOURCES
Summary

     Since 2006, we have completed the following financing transactions which have significantly impacted our liquidity:
•	In May 2006, we secured a $25.0 million term loan;

•	In August 2007, we issued $3.4 million of subordinated, non-convertible debentures;

•	In September 2007, we issued $1.7 million of subordinated, non-convertible debentures;

•	In February 2008, we issued $6.0 million of subordinated, convertible debentures; and

•	In March 2008, we successfully completed a public offering of our common stock and raised $14.1 million in net proceeds.

•	In January 2009, we entered into a Forbearance Agreement with CIBC.
     These transactions, along with the usage of our line of credit, have helped us finance our operations and complete our acquisitions of PPIC and ForceOne. As of December 31, 2008 we had, net of loan discounts, $18.9 million of consolidated indebtedness outstanding, consisting of: $4.8 million aggregate principal amount of our subordinated, non-convertible debentures due 2009, which bear interest at 12.0% per annum; $6.0 million aggregate principal amount of our subordinated, convertible debentures due 2011, which bear interest at 10.0% per annum; and $8.1 million outstanding on our line of credit, which bears interest at the prime rate plus a spread of 650 to 675 basis points equal to approximately 9.9% as of December 31, 2008. See “Description of Our Indebtedness.”
     Effective as of January 30, 2009, we entered into a Forbearance Agreement and an Amended and Restated Credit Agreement with CIBC. Pursuant to the Amended and Restated Credit Agreement, the interest rate on our line of credit was increased to the prime rate plus 650 to 675 basis points (equal to 9.9% as of December 31, 2008) and the maximum borrowing capacity under our line of credit was reduced from CAD$13.0 million to CAD$11.0 million effective as of December 31, 2008, and to CAD$9.0 million effective as of January 30, 2009. The outstanding balance under our line of credit is now due June 30, 2009. The Amended and Restated Credit Agreement contains financial covenants relating to the ratio of our debt to EBITDA, maintaining a minimum level of stockholders’ equity and the ratio of our current assets to current liabilities. As of December 31, 2008, we were not in compliance with any of these covenants.
     Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. During the forbearance period, we must comply with new financial covenants relating to achieving targeted internal cash projections and maintaining a minimum level of stockholders’ equity of at least $4.0 million.
     Subsequent to the execution of the Forbearance Agreement, we determined that we were not in compliance with certain of our covenants including the covenant requiring us to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 our stockholders’ equity was $3.5 million. We have discussed with CIBC our belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement.  As a result of these discussions, we plan to request a waiver from CIBC concerning this covenant, however, there are no assurances that we will be successful.
Cash
     As of December 31, 2008 we had $1.5  million in cash and a working capital deficiency of $1.7 million, compared to $2.8 million in cash and a working capital deficiency of $6.8 million at December 31, 2007. The primary reason for the improvement in our working capital position was due to our $14.1 million public offering completed in March 2008. See “—Public Offering of Common Stock” below.
     Cash used in operating activities from continuing operations during the year ended December 31, 2008 was $5.0 million, compared with $0.1 million of cash used in operations during the year ended December 31, 2007. The primary reason for the increase in cash used in operating activities in 2008 compared to 2007 was an increase in our net loss from a loss of $1.4 million in 2007 to a loss of $2.8 million from continuing operations, excluding goodwill impairment in 2008, as well as an increase in our net current assets.
     Cash used in investing activities during the year ended December 31, 2008 from continuing operations was $2.6 million, compared with $1.0 million used in investing activities during the year ended December 31, 2007. The principal reason for the increase in cash consumed by investing activities for the year ended December 31, 2008 was our acquisition of certain manufacturing assets from ForceOne, LLC for which we paid $2.0 million in cash.
     Cash provided by financing activities from continuing operations for the year ended December 31, 2008 was $8.3 million, as compared with $4.7 million provided by financing activities during the year ended December 31, 2007. The increase in cash provided by financing activities was attributable to our $14.1 million public stock offering and a $6.0 million debt issuance in 2008 offset by $12.3 million in net debt repayments in 2008; as compared to $17.8  million in net debt issuances and borrowings on the line of credit, offset by $13.1 million in debt repayments in 2007.
Credit Agreement with CIBC
     On September 21, 2004, we entered into a credit agreement, which we refer to as the Credit Agreement, with CIBC. As of December 31, 2008 the Credit Agreement provides us with an operating line of credit with a borrowing capacity equal to the lesser of CAD$11.0 million ($9.1 million as of December 31, 2008) or an amount, which we refer to as the Borrowing Base, equal to the sum of:
(i)	75% of our eligible accounts receivable; plus

(ii)	the lesser of (a) 50% of our eligible raw material and finished goods inventory or (b) 40% of CIBC’s total commitment for the operating line of credit.
     The outstanding balance on the operating line of credit was $8.1 million and $12.4 million at December 31, 2008 and December 31, 2007, respectively. Based upon the Borrowing Base as of December 31, 2008, we did not have any additional borrowing availability on the line of credit as of the same date. As of December 31, 2008 the operating line of credit bears interest at the prime rate plus a spread of 650 to 675 basis points, or 9.9%. For a more detailed description of the Credit Agreement, see “Description of Our Indebtedness.”
Subordinated, Non-Convertible Debentures and Common Stock Purchase Warrants
     On August 29, 2007, we issued $3.4 million aggregate principal amount of subordinated, non-convertible debentures, or Non-Convertible Debentures, to certain of our directors. Additionally, on September 28, 2007, we issued $1.7 million Non-Convertible Debentures to a significant stockholder. See “Management—Related Party Transactions” and “Description of Our Indebtedness.” The Non-Convertible Debentures carry an interest rate of 12.0% per annum, payable monthly, for a two-year term and with no penalty for prepayment. The proceeds from the Non-Convertible Debentures were used to fund all amounts owed by us in a certain legal settlement as well as general working capital needs.
     Each of the holders of the Non-Convertible Debentures received a pre-emptive right to participate in any future issuance for cash by us of common stock or any securities exercisable, exchangeable or convertible into common stock, other than securities issued pursuant to our stock option plan, to ensure that such holder’s equity ownership interest (determined on a fully-diluted basis) is not reduced after any such issuance. In addition, for each $10.00 of principal amount of Non-Convertible Debenture, the holder was granted one common stock purchase warrant with an exercise price of CAD$7.50. See “Description of Our Capital Stock—Warrants,” for a description of the warrants.
     We utilized a Black-Scholes option pricing model to determine the fair value of the warrants issued in connection with the Non-Convertible Debentures. As a result, we recorded a reduction to long term debt, in the form of a loan discount, and an increase to stockholders’ equity equal to the fair value of the warrants, or $0.8 million. The discount is being amortized as interest expense using the effective interest rate method over the terms of the Non-Convertible Debentures.
Subordinated, Convertible Debentures

     On February 4, 2008, we issued $6.0 million aggregate principal amount of subordinated, convertible debentures, or Convertible Debentures, of which $2.4 million was issued to certain of our officers and directors, in a private placement transaction. See “Management—Related Party Transactions” and “Description of Our Indebtedness.” The Convertible Debentures carry an interest rate of 10.0% per annum, payable monthly, for a three-year term with a conversion price of the Canadian dollar equivalent of $6.57, or 913,242 shares of our common stock. We have the option to force conversion if, after the first year of the term of the Convertible Debentures, our common stock trades at or above the Canadian dollar equivalent of $9.10 for 30 or more consecutive trading days. We used the net proceeds from the issuance of the Convertible Debentures, together with the net proceeds from our public offering of common stock in March 2008, to resolve our working capital deficiency, acquire manufacturing assets from ForceOne, LLC, repay $5.0 million in outstanding term indebtedness and reduce the balance on our line of credit by $5.0 million.
Public Offering of Common Stock
     On March 6, 2008, we completed a Canadian public offering of 3,530,000 shares of our common stock at a price to the public of CAD$4.25 per share. We received net proceeds of $14.1 million from the offering after deducting offering expenses of $1.1 million. We used the net proceeds from the offering as described above under “—Subordinated, Convertible Debentures.”
Outlook
     During the past three years we relied primarily on debt and equity financing to provide liquidity for our operations. Due to our lack of profitability and the general condition of the financial markets in the U.S., our ability to obtain additional financing on favorable terms is limited. However, we believe that our need for financing for operating activities will decline with the designation of our Delaware facility as a discontinued operation. On January 27, 2009, we completed the sale of substantially all of our Delaware assets for $3.2 million in cash. We used $3.0 million of the proceeds from this sale to reduce indebtedness outstanding under our line of credit.
     We have refunds due for carry-back tax claims of approximately $5.4 million relating to losses we incurred during 2007 and 2008. Although we do not know when such refunds will be received, we expect the entire amount to be recoverable.
     Effective as of January 30, 2009, we entered into the Forbearance Agreement and Amended and Restated Credit Agreement with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. The Amended and Restated Credit Agreement increased the interest rate on our line of credit to the prime rate plus 650 to 675 basis points and reduced the maximum borrowing capacity under our line of credit to CAD$9.0 million. The outstanding balance under our line of credit is now due June 30, 2009. Our Non-Convertible Debentures in aggregate principal amounts of $3.4 million and $1.7 million will become due in August and September 2009, respectively. Currently, we do not have available cash to repay all of our indebtedness when it becomes due. We have increased our focus on generating positive cash flows from operations as the primary source of our liquidity. In order to accomplish this, we have to be successful in obtaining significant new business awards. From time to time, we are also engaged in discussions with potential new financing sources with regard to refinancing certain of our debt obligations. If we are unsuccessful in obtaining such awards or in negotiating new financing to replace the Amended and Restated Credit Agreement after June 30, 2009, our company could be materially and adversely affected, and we may not be able to continue as a going concern.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate and market risk
     We are exposed to some market risk, primarily related to interest rates. Financial instruments subject to interest rate risk include fixed-rate long-term debt obligations, variable-rate short-term borrowings under the Amended and Restated Credit

Agreement and short-term investments. As of December 31, 2008 we had, net of loan discounts, $18.9 million of consolidated indebtedness outstanding. As of December 31, 2008, $8.1 million of our total consolidated debt was variable rate debt, and $10.7 million of our total indebtedness was subject to fixed interest rates for a minimum of 5 years. If the prime rate were to increase by 100 basis points, the increase in interest expense on our variable rate debt would decrease future earnings and cash flows by $0.1 million on an annual basis. Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.
     We do not use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, or maintain any off balance sheet arrangements.
Currency risk
     For the year ended December 31, 2008 approximately 99% of our sales occurred within the United States and were denominated in U.S. dollars, therefore the risk to currency fluctuations is not significant. Our line of credit is denominated in Canadian dollars. We mitigate our exposure by maintaining a blend of both United States and Canadian dollar denominated debt. Based upon our December 31, 2008 borrowing level of $8.1 million on our line of credit, which consisted of approximately one half U.S. dollars and one half Canadian dollars, a weakening of the Canadian dollar against U.S. currency by 5% would reduce our borrowing capacity in U.S. dollars by approximately $0.2 million, and reduce interest expense by approximately $0.02 million.
INTERNAL CONTROLS
     In connection with preparing our financial statements for the year ended December 31, 2007, we identified certain errors in accounting for inventory, long-term assets, customer deposits and deferred revenue, revenue, costs of sales and other expenses in prior periods, leading us to restate our financial statements for the three-month periods ended March 31, 2007, June 30, 2007 and September 30, 2007. During these periods, we recognized revenue on sales based upon the transfer of title associated with the goods sold to the customer. However, we subsequently determined that the risk of loss associated with the goods sold did not always transfer at the time of sale. We made an adjustment to correct the recognition of revenue in each of the described periods for these sales. Additionally, in certain instances, we recognized revenue on sales billings for which shipment occurred at a later date. As such, we made an adjustment in each instance to properly reclassify such sales billings as deferred revenue, a current liability. We have enhanced our internal controls to better identify that the criteria for revenue recognition have been met. Beginning in 2008, our policy is to confirm third party receipt of the products we have shipped prior to recognizing revenue.
     In the first quarter of 2008, we also experienced difficulties associated with the electronic storage and retention of certain financial data at our Newark, Delaware subsidiary and had to re-enter certain data. These deficiencies were isolated to this subsidiary and were remediated. Following discovery of these deficiencies, we implemented computer back-up procedures and off-site storage processes that are also used to protect financial data at our headquarters and at other subsidiaries. We also linked the subsidiary’s computer system to our main corporate computer system, which enabled us to more closely monitor operations at the subsidiary.

     In light of our additional financial reporting requirements in the U.S. and Canada and our current financing and liquidity constraints, we currently have an insufficient complement of experienced financial personnel. We have supplemented our finance staff with experienced contractors and, subsequent to December 31, 2008, our Board of Directors has formed special committees to assist management in addressing our staffing issues.
     However, we do not expect that the improved disclosures and procedures and internal controls over financial reporting will detect or prevent all errors or instances of fraud. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

BUSINESS
OUR COMPANY
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our product portfolio includes a full line of soft armor police and military protective products, including vests, special purpose armor plates, shields, helmets and law enforcement vehicle door protection systems. One of our signature products is the Modular Tactical Vest, or MTV, which was selected in 2006 by the U.S. Marine Corps, or USMC, in a competitive process, to replace its previous Interceptor body armor system. We are one of a few companies capable of providing customers with an integrated armoring system of soft ballistic material, vests, and ceramic plates for military personnel.
     Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our ceramic manufacturing operation, which was located in Newark, Delaware, as a discontinued operation.
     Our primary customers include agencies of the U.S. Government, prime government contractors who integrate our products into their armor systems, distributors and law enforcement agencies. Approximately 99% of our products are sold to customers in the U.S. For the year ended December 31, 2008, our revenues were $85.4 million, representing an increase of 15.8% as compared to the same period in 2007. Our net loss from continuing operations for the year ended December 31, 2008 was $31.1 million, compared to a net loss from continuing operations of $1.4 million for the year ended December 31, 2007. Our independent accountants have issued opinions on our annual financial statements for each of the years ended December 31, 2008 and 2007 that state that the financial statements were prepared assuming we will continue as a going concern and that our recurring losses and net working capital deficiency raise substantial doubt about our ability to continue as a going concern. In addition, since December 31, 2007, each of our annual and quarterly financial statements have contained a statement from our management regarding our ability to continue as a going concern.
     Our primary operating line of credit is with CIBC. Effective as of January 30, 2009, we entered into a Forbearance Agreement and an Amended and Restated Credit Agreement with CIBC. The outstanding balance under the Amended and Restated Credit Agreement is due on June 30, 2009. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of June 30, 2009, any other default by us under the Amended and Restated Credit Agreement or any breach by us of the Forbearance Agreement.
     Subsequent to the execution of the Forbearance Agreement, we determined that we were not in compliance with certain of our covenants including the covenant requiring us to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 our stockholders’ equity was $3.5 million. We have discussed with CIBC our belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement. As a result of these discussions, we plan to request a waiver from CIBC concerning this covenant; however, there are no assurances that we will be successful.
     We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol “PPA.” We will be a public U.S. company that reports under the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act.
HISTORY AND DEVELOPMENT
     We were originally formed on November 1, 1995 in Alberta, Canada through the amalgamation of two Canadian companies. On February 26, 1996, we changed our name to Ceramic Protection Corporation.
     Prior to 2004, our principal business activities were the manufacture and distribution of alumina and alumina-bonded silicon carbide products and the distribution of polyethylene materials to the industrial wear management and ballistic protection markets. In 2004, we acquired Alanx Wear Solutions, Inc., or Alanx, a manufacturer of boron carbide and silicon carbide products for personal armor systems and industrial wear management applications, and in 2005, we greatly expanded our sales of armor products to include ceramic personal armor plates and vehicular armor panels.

     In May 2006, we acquired PPIC located in Sunrise, Florida. This acquisition expanded our product portfolio to include a variety of soft armor products and provided us with an increased geographic scope and the opportunity for significant growth in the military and police armor markets.
     Following the acquisition of PPIC, we expanded our sales and marketing efforts to military and law enforcement channels and received several significant orders including a $36.2 million order for MTVs from the USMC. In 2007, we received orders totaling $63.0 million from various branches of the U.S. military.
     On January 2, 2008, we acquired the production facility and manufacturing assets of ForceOne, LLC in North Carolina. This acquisition added to our soft armor capabilities and enabled us to better control our production and delivery schedules of soft armor vests for the U.S. military.
     On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware under our new name Protective Products of America, Inc.
DISCONTINUED OPERATIONS
     During the second quarter of 2008, we evaluated the ceramic manufacturing operations associated with our Newark, Delaware facility. Our assessment, combined with a significantly less favorable outlook for awards under certain ceramic armor bids and the substantial delays in activity under a previously disclosed purchase order for ceramic plates, indicated that certain impairments were warranted. Accordingly, after an impairment analysis was conducted, we concluded that all of the goodwill, long-lived intangible assets and certain other assets allocated to our ceramic manufacturing operations were impaired. As a result, we recorded a non-cash charge of $27.2 million during the second quarter of 2008. Additionally, we took immediate actions to curtail operations and reduce staffing levels at this facility.
     After further deterioration of the Delaware operations during the third quarter of 2008, we decided to discontinue operations at our Newark, Delaware facility and exit the ceramics manufacturing business under a formal plan approved and authorized by our Board of Directors. As a result we recorded $3.3 million in additional asset write-downs and $1.4 million of other costs associated with exit activities during the three months ended September 30, 2008.
     During the second quarter of 2007, we closed our manufacturing facility in Calgary, Canada, consolidated the majority of our standalone ceramic armor production into our Newark, Delaware location and recorded a restructuring charge of $0.8 million. Due to the discontinuance of ceramic manufacturing operations at the Newark facility as described above, all financial data in this information statement related to the former manufacturing facility in Calgary, including the $0.8 million restructuring charge, are now presented in discontinued operations for all periods presented.
OUR COMPETITIVE STRENGTHS
     We believe that the following strengths will contribute to our growth and increase stockholder value over the next few years:
•	Proven products;

•	Strong brand recognition;

•	Collaborative customer relationships;

•	Seasoned leadership team and distinguished Board of Directors; and

•	Scalable manufacturing processes.
     Proven products. Our focus on producing advanced products for ballistics protection has helped move us to the forefront of the marketplace. Products such as our MTV have demonstrated that we have the capability to design, manufacture and provide our customers with a high quality product and our customers have grown to rely on this consistency and dependability. Our products have proven capabilities that generally meet or exceed our customers’ expectations.
     Strong brand recognition. Our selection by the USMC as its sole source supplier for the MTV and the success of our products generally have contributed to a significant level of brand recognition in our industry. We believe that this recognition provides us with enhanced credibility regarding our ability to successfully design and deliver armor solutions, thereby improving our ability to compete for new business.
     Collaborative customer relationships. We have a successful history of working collaboratively with military customers, such as the USMC. We believe that this experience enhances our ability to identify and pursue, through teaming relationships and research and development, opportunities and satisfy emerging requirements relating to armor needs of the U.S. military. We also have a successful track record of working with third party manufacturers to integrate our components into their products.
     Seasoned leadership team and distinguished Board of Directors. Our Acting Chief Executive Officer, Brian Stafford, is a former director of the U.S. Secret Service. Our team of senior leaders, manufacturing managers, research and development engineers and sales representatives is talented, motivated and passionate about our products. Our team has developed strategic relationships throughout the industry and, as a result, is knowledgeable about future opportunities and upcoming customer needs and priorities. Our Board of Directors includes a number of individuals with long and distinguished careers in military service, including our recently elected Chairman, General Henry H. Shelton (ret.), a former Chairman of the Joint Chiefs of Staff .. Our directors guide us in strategic planning and positioning, and provide valuable insight into opportunities and emerging priorities in our industry.
     Scalable manufacturing processes. We believe that our manufacturing processes in Sunrise, Florida and Granite Falls, North Carolina are scalable and capable of meeting our growth projections over the next few years. Our facilities provide us with the flexibility to quickly adjust our operations to changing customer needs in terms of both product type and quantity.
OUR STRATEGY
     Our goal is to be the leading provider of advanced products used for ballistic protection and achieve profitable growth and stockholder value through our focus on the following initiatives:
•	Increase our exposure to all branches of the U.S. military and federal agencies;

•	Expand our market share in the domestic law enforcement market;

•	Focus on advanced research and development and expand our internal testing capabilities;

•	Build on our capabilities as an integrator; and

•	Enhance operational and manufacturing efficiencies.
     Increase our exposure to all branches of the U.S. military and federal agencies. Since early 2007, we have delivered more than 167,000 MTVs to the USMC as a sole source provider. We also provide MTVs to the U.S. Navy. We are privileged to enjoy favorable working relationships with these branches of the U.S. military and we plan to leverage these relationships to expand product sales to other branches of the military. We also plan to build on our existing relationships with the Federal Air Marshals and Department of Homeland Security and develop relationships with the Drug Enforcement Agency, Federal Bureau of Investigation and Central Intelligence Agency, among others. We are actively pursuing opportunities to provide personal armor protection to the U.S. Army through the Improved Outer Tactical Vests, or IOTV, solicitation for up to 736,000 vests over three years. Such awards are typically allocated to a number of successful bidders and not solely to one company. As a recognized provider of proven ballistic protection products, our government sales organization plans to build on existing relationships and partnerships to expand our sales in military markets.

     Expand our market share in the domestic law enforcement market. We currently supply soft armor, such as vests and related accessories, to state and local law enforcement agencies, primarily located in the U.S. We believe that law enforcement vests are typically replaced on a five-year cycle, and we believe 2009-2010 will yield significant orders due to recent changes in the U.S. Government’s National Institute of Justice, or NIJ, standards for ballistic resistance of body armor. We believe that we are well positioned to capitalize on this expanding market through increased sales representation throughout the U.S. and active participation at nationally recognized tradeshows and other important marketing events. We are enhancing our website and plan to expand our public and investor relations efforts. Furthermore, we believe that we have established enviable brand recognition over the past few years, and we plan to capitalize on our brand recognition “asset” through our expanded sales and marketing efforts.
     Focus on advanced research and development and expand internal testing capability. Personal armor protection systems require extensive research and development time, most of which is dedicated to destructive ballistic tests and statistical analyses. We are planning a state-of-the-art ballistic range and testing facility that we expect will support our internal research and development efforts when completed. The facility will also allow us to continue to perform quality control lot testing for all of our current products internally, while simultaneously developing new technologies and products.
     We are positioning ourselves to expand our strategic development relationships within industry and academia. Examples of our current ongoing development relationships include the design and development of an enhanced maxillofacial ballistic protection system with Eye Safety Systems, a safety eyewear manufacturer, and the design and development of an “intelligent” vest carrier system with an integrated lightweight personal cooling and/or warming system. Our design team utilizes Computer Aided Design technology to develop ergonomically and functionally improved vehicle and personal protection shapes and forms. Our research and development efforts are aligned with our mission statement: “Performance, Protection, Innovation.”
     Build on our capabilities as an integrator. Our past experience as a ceramic manufacturer and expertise as a nationally recognized soft armor manufacturer has positioned us to be an effective integrator of hard and soft armor components and enhanced our ability to provide our customers with a complete armor system. We intend to use sales of our integrated armor products as a means to expand our soft armor customer base.
     Enhance operational and manufacturing efficiencies. We intend to continue focusing on increasing the efficiency of our operations and manufacturing processes. We plan to streamline our operations and reduce our costs by, in part, investing resources in a continuous review process, building on our ISO 9001:2000 certification and implementing process improvements through our information technology platforms. We strive to produce the highest quality products as efficiently as possible, and our quality control efforts are guided by the recognition that our products protect lives.
CONTRACTING PROCESS
     We generate the majority of our revenues under contracts with the U.S. Government, including the U.S. military. These contracts generally take one of two forms: a contract that provides for the production and delivery of a fixed quantity of specified products within a fixed timeframe for delivery; or an indefinite delivery/indefinite quantity, or IDIQ, contract, pursuant to which the U.S. Government customer may place orders for certain specified products up to a fixed aggregate dollar value, but which does not specify particular quantities or provide for a fixed delivery schedule at the time the contract is entered into. We generally enter into contracts following an open solicitation by the U.S. Government. An open solicitation by the U.S. Government generally results in contract awards being allocated to a number of successful bidders and not solely to one company. Following entry into an IDIQ contract, the U.S. Government customer places individual purchase orders for specific quantities of products at prices that are agreed upon following submission of the purchase order; the purchase order also specifies the timetable for delivery of the products. Given the length of time required to conduct an open solicitation, a U.S. Government customer may need to purchase additional products prior to a new solicitation being completed, referred to as a bridge buy. Under a bridge buy order, which we receive from time to time, the U.S. Government customer is able to continue to purchase products from us under a contract that has previously expired, potentially at different pricing than was in effect under the original terms of the contract. There can be no assurance that we will receive any future bridge buy orders, or as to the dollar value of any bridge buy orders we do receive.
INDUSTRY OVERVIEW AND TRENDS

     Military Body Armor Market. The type and extent to which U.S. forces are provided body armor is changing. In 1998, the U.S. Army and the USMC adopted a new body armor ensemble called the Interceptor system. This ensemble was made up of a soft armor vest for fragmentation protection (using similar materials and design concepts as the law enforcement vests) and hard, ceramic body armor plates, known as SAPI, inserted into the soft vest to provide rifle protection over vital organs. The concept was deployed in a combat zone in Afghanistan with success measured in the reduction of life-threatening chest wounds. During the invasion of Iraq, many front line U.S. forces were equipped with the Interceptor system. The use of the Interceptor system was extended to cover all deployed troops in the combat zone by order of the Secretary of the Army in mid-2003, and the U.S. Army and the USMC engaged in procurement efforts to outfit a substantial percentage of its deployable active, Reserve and National Guard troops. The need for body armor by U.S. Soldiers and Marines received significant media and Congressional interest in 2006, resulting in increased demand, which strained industry capacity to meet. In late 2006, the total SAPI requirement was increased due to the introduction of side SAPI plates. The USMC and the U.S. Army continue to look for ways to improve personnel protection. In 2006, the USMC selected the MTV to replace the Interceptor body armor system. Similarly, the U.S. Army conducted trials of several products to improve or replace the Outer Tactical Vest product, the end result of which was the solicitation of the IOTV. We expect that the U.S. military, as well as many military forces around the world, will seek to outfit their troops with enhanced body armor systems.
Competition
     We compete in this market by providing superior design, engineering and production expertise in our line of fully-integrated ballistic products. We believe the principal competitive factors for all of our products are the quality of engineering and design, reputation in the industry, production capability and capacity, price and ability to meet delivery schedules. The collaborative customer relationships established by our management and key sales personnel are also important factors in our ability to compete.
     Some of our competitors in the soft armor and hard armor integration markets include the following companies:
•	BAE Systems/Armor Holdings;

•	US Armor;

•	First Choice;

•	Armor Express; and

•	MSA.
     We have an experienced sales and marketing team, many of whom have a substantial military background in addition to extensive government contract sales experience. Many of our senior managers and technical experts have long-standing customer relationships and knowledge of our customers’ mission-critical requirements. We believe this experience and these relationships give us a competitive advantage.
     Law Enforcement Security Products Market. According to the most recent data available from the Department of Justice, direct expenditures for police protection services in the U.S. grew at a compound annual growth rate of 7.1% from 1982 through 2006, to a total of $98.9 billion in 2006. We believe that this growth rate will continue, as will the growth in the number of police officers and other first responders in the U.S. Many institutions within the government and private sector have redefined their strategies to protect against, respond to, and combat terrorism. While it is impossible to quantify the effects that spending by the U.S. Government on homeland security will have on our businesses, we expect to benefit to the extent that this spending is allocated to increase the number of law enforcement personnel, and to purchase security equipment and consumables used in equipping and training these personnel.
     Demand for our armor products is also affected by national demand resulting from such factors as conflicts, police activities or events such as natural disasters. Also, military and police spending budgets impact the procurement of certain products and may involve competitive tenders involving lengthy product evaluation and testing programs. Large government agencies and national militaries, such as the U.S. Army and the USMC, have lengthy procurement cycles which may be affected by demands created by military deployments and regional or international conflicts. Procurement cycles are affected by spending cycles of governments. Military organizations, and their rate of use of such materials, may be affected by demands due to conflicts or peace keeping operations.
     Our competitors and the competitive factors affecting success in this market are similar to those for the military body armor market.
PRODUCTS
     We offer a variety of products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our customers seek improved ballistic performance at the lowest possible weight. Advanced composite materials provide performance advantages and lower weights in comparison to traditional composite materials.
Current Products
     Our ballistic product portfolio includes a full line of soft armor protective products for law enforcement and military use including vests, special purpose armor plates, shields, helmets and law enforcement vehicle door protection systems.
     Our principal military products are the MTV and its accessories, which we sell primarily to the USMC and the U.S. Navy. The MTV is a modular soft armor system designed to protect the wearer from fragmentation and small arms fire threats in an ergonomically designed carrier system with quick-release functionality. The design is intended to distribute the loads carried by Marines on their armor vest systems over a greater part of their bodies rather than resting completely upon their shoulders. We received an IDIQ contract to be the sole source provider of the MTV to the USMC in September 2006 and commenced delivery in March 2007. The MTV and related accessories have accounted for approximately 85% of our revenues since the program’s inception.
     Sales of armor systems to the Department of Homeland Security and domestic enforcement agencies accounted for approximately 10% of our revenues for the period ended December 31, 2008.
     We believe we are a leader in law enforcement vehicle door protection systems. We have successfully manufactured and sold integrated ballistic door panels as part of a supply agreement with a vendor of the Ford Motor Company to provide vehicular ballistic door panels for use in the Ford Crown Victoria Interceptor police vehicle. Developed in conjunction with major police departments, the integrated ballistic door panels offer a level of protection unmatched by other OEM police vehicles. The panels are lightweight and are certified to withstand most NIJ 3A rifle round threats.
Products in Development
     Due to the recent release of a new ballistic standard for body armor (NIJ Standard 0101.06 compliant ballistic packages for the commercial law enforcement market), we are re-engineering new lines of standalone soft, and integrated hard and soft, armor ballistic packages designed to meet the new, more stringent armor standard.
     We have a strategic relationship with Eye Safety Systems to design and develop a ballistic protection panel that can be added to commercially available safety goggles for supplemental maxillofacial protection.
     We are currently enhancing and re-engineering our police vehicle armor door system to improve product performance and increase manufacturing efficiencies. We are also designing new integrated vehicle armor door systems for various makes and models, which we expect will include the Dodge Charger, GMC Yukon, and Chevy Tahoe. We are presenting these integrated systems to various domestic law enforcement agencies through increased sales representation throughout the Unites States.
     Based on customer feedback regarding our current USMC MTV design, we have initiated a product enhancement and improvement process for the MTV.

     Most body armor applications offer limited coverage and protection for the upper and lower extremities. Our research and development team is working toward a personal extremity protection system, focused on the design and development of articulating rigid or semi-rigid armor protection for both the upper and lower extremities.
     Finally, we are exploring with our strategic partners the possibility of developing microchip-controlled active cooling systems, and expect to eventually develop armor carrier systems with active cooling based on the strategic placement of micro-cooling units.
Product Testing
     All of our finished products containing armor are validated against specific performance requirements prior to officially being released to production. The performance requirements vary from one product line to another. For example, our USMC, MTV soft armor vest package is first certified by a “First Article Test” by an authorized independent testing facility pursuant to specifications supplied by the military. In the First Article Test, several representative panels are subjected to a series of ballistic and fragmentation threats under a variety of environmental conditions. After successful completion of the First Article Test, the package is approved for production. Each production lot is subjected to lot acceptance testing.
     The armor products we sell to the commercial law enforcement market are certified to the latest NIJ body armor standards. Prior to large-scale production, ballistic packages for both soft armor and integrated hard and soft armor product lines are subjected to initial NIJ certification tests in which representative ballistic products are subjected to specific bullet threats and velocities. Upon successful completion of the certification test procedure, the NIJ issues a certification letter for each unique product model. We also perform random in-house testing of all certified models to ensure consistent performance. In addition, we evaluate all incoming ballistic raw materials for consistency.
SUPPLIERS
     We believe that our suppliers have a sufficient supply of the raw materials that we use to manufacture our products, including aramid materials. We obtain virtually all of our raw materials through purchase orders we submit to our suppliers. We have long-term relationships with key vendors of ballistic fabrics and other raw materials. Aramid materials are sourced from major weavers and manufacturers in the U.S., Canada and Europe. Polyethylene products have been sourced from European and other manufacturers. In general, we maintain strong relationships with our suppliers.
MANUFACTURING AND OPERATIONS
     In the second quarter of 2008, after a thorough evaluation of our ceramic manufacturing business, we determined that we should focus on our core capabilities as a soft armor manufacturer and integrator. As an integrator, we purchase bare ceramic tiles from a number of manufacturers and integrate a backing material on the ceramic tiles. For example, we bond aramid fabric materials onto the back of ceramics to form door panels for police vehicle applications, or onto slip-cast and pressure-cast ballistic ceramic plates for personal protective applications. The latter are bonded to make protective plates for use in carrier vests. This bonding process is carried out using either ovens or high temperature autoclaves. Through the application of resin binding materials, the aramid fabrics are strongly bonded to the ceramic. Our ballistic products are often finished with the application of a nylon covering material to protect the backing fabrics from light and humidity. Our integration operations take place in our Sunrise, Florida manufacturing facility.
     We manufacture soft armor systems as a standard cut and sew operation with two major components. The first major component of a soft armor system is the manufacturing of a ballistics package, which we manufacture primarily at our Sunrise, Florida facility. The ballistic material (aramid fibers) is manufactured in accordance with an engineered configuration of multiple piles of fabric designed to defeat specific ballistic threats. The ballistic material is then cut into specific sizes and shapes. These ballistic packages may then be sewn or stitched in a specific manner in order to help meet the ballistic performance requirements. Once the packages are stitched they are inserted into a nylon protective cover.
     The second major component of a soft armor system is the outer carrier. We manufacture two types of outer carrier systems, concealable and tactical. These outer carrier systems can be made in various colors and materials (such as polycotton or nylon) and are cut and sewn to a specific size, shape and functional design. Carrier systems are manufactured at both our Sunrise, Florida and Granite Falls, North Carolina facilities.
CUSTOMERS AND DISTRIBUTION
     Our sales are heavily concentrated to branches of the U.S. military, as reflected in the table below:

	Year ended December 31,
	2008	2007
U.S. Marine Corps	56%	92%
U.S. Navy	26%	1%
Atlantic Diving Supply (1)	5%	0%
Defense Intelligence Agency and DHS	2%	2%
Source One	4%	1%
BlackWater	—	1%
All others combined	7%	3%

	100%	100%

(1)	Atlantic Diving Supply is a prime vendor to the U.S. military.
     We maintain commercial and law enforcement sales channels through an established network of independent sales representatives complemented by internal sales representatives who are based primarily in our Sunrise, Florida facility. Our government sales are primarily managed from our Fredericksburg, Virginia sales office.
     While our business is generally not seasonal, the impact of the U.S. Government’s fiscal year ending September 30 has, on occasion, caused revenues to increase in the latter part of the year.
BACKLOG
     We define backlog as the future revenue we expect to receive from our contracts. Such contracts may either be in process and not completed, or not started but anticipated to begin in the future. When we sign a contract to provide a definitive quantity of specified products under a fixed delivery schedule, we include the entire value of the contract in our backlog. When we sign an IDIQ contract, we do not include any portion of the total potential value of the contract in our backlog until we receive a purchase order for a specified quantity of certain products. Our total backlog, which consists primarily of contracts with the U.S. Government and the Department of Homeland Security, was $15.3 million as of December 31, 2008 and $53.2 million as of December 31, 2007. Although we are aware of appropriations made with respect to our U.S. Government contracts, our primary government customers have the ability to reallocate the funds within such appropriations among various projects and contracts included in a given appropriation. Substantially all of our backlog is subject to termination and rescheduling, and backlog does not always result in future revenue.
REGULATORY AND LEGISLATIVE DEVELOPMENTS
Provisions Associated With U.S. Government Contracts
     Approximately 93% of our revenues for the year ended December 31, 2008 were derived from U.S. Government contracts, either directly or through a prime vendor. U.S. Government contracts contain provisions and are subject to laws and regulations that give the U.S. Government rights and remedies not typically found in commercial contracts, including without limitation, allowing the U.S. Government to:
•	terminate existing contracts for convenience, as well as for default;

•	establish limitations on future services that can be offered to prospective customers based on conflict of interest regulations;

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim intellectual property rights in products provided by us; and

•	suspend or bar us from doing business with the U.S. Government or with a governmental agency.
     Many of these contractual rights may be exercised by the U.S. Government in the absence of any default or wrongdoing by us.
     Our sales in connection with U.S. Government contracts are also subject to higher costs as a result of our compliance with the following laws and regulations relating to the administration and performance of U.S. Government contracts:
•	The FAR. Along with supplemental agency regulations, the FAR comprehensively regulates the formation, administration and performance of U.S. Government contracts. The accuracy and appropriateness of costs or prices charged under U.S. Government contracts are subject to regulation, audit and possible disallowance or adjustment by the U.S. Department of Defense and other government agencies. Accordingly, costs billed by us under some U.S. Government contracts could be subject to potential adjustment. Additionally, if a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including: termination of contracts; forfeitures; costs associated with triggering of price reduction clauses; suspension of payments; fines; and suspension or debarment from doing business with U.S. Government agencies.

•	The Truth in Negotiations Act. This act requires the certification and disclosure of all cost and pricing data in connection with contract negotiations.

•	The Buy American Act and the Berry Amendment each mandate preferences for the purchase of domestically produced goods in U.S. Government procurements.
Fixed Price Government Contracts
     Substantially all of our total revenues in the year ended December 31, 2008 were derived from government contracts providing for a pre-determined, fixed price for the products we make regardless of the costs we incur. Fixed-price contracts require us to price our contracts by forecasting our expenditures. When making proposals for fixed-price contracts, we rely on our estimates of costs and timing for completing these projects. These estimates reflect our judgment regarding our capability to complete projects efficiently and on a timely basis. Our production costs may, however, exceed forecasts due to unanticipated delays or increased cost of materials, components, labor, capital equipment or other factors.
Workplace and Manufacturing Related Regulations
     We are obligated to comply with a variety of federal, state, local and foreign regulations governing certain aspects of our operations and workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, Defense, State, Labor and Transportation, and the U.S. Environmental Protection Agency. Exports of some of our products to certain international destinations may require pre-shipment authorization and licenses from U.S. export control authorities, including the U.S. Departments of Commerce and State, and such authorizations and licenses will often be conditioned on end-use restrictions.
RESEARCH AND DEVELOPMENT
     We rely on assisted in-house research and development activities, as well as associations with alliance partners, to develop new products. Our design team utilizes Computer Aided Design technology to develop ergonomically and functionally improved vehicle and personal protection shapes and forms. We maintain a strong relationship with research and testing laboratories as part of our strategy to continually assess and improve our products, and plan to develop and invest in new product lines for soft armor and integrated armor products, provided that we receive necessary customer commitments to do so.
     We are planning on improving our current research and development facility in Sunrise, Florida by adding a state-of-the-art ballistic shooting and testing range in order to further improve our understanding of the ballistic qualities and performance of high strength materials.
     We are also positioning ourselves to expand our strategic development partnerships within industry and academia.
EMPLOYEES
     We employ permanent professional staff, engineering, and technical personnel, as well as permanent and temporary primary (hourly) workers. Staffing levels are dependent on factors such as product demand, manufacturing cycles and expansion requirements. As of April 8, 2009, we employed 240 full-time employees in our facilities.
PROPERTIES
     Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida, and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our ceramic manufacturing operation, which was located in Newark, Delaware, as a discontinued operation. We do not own any real property. We believe that our current offices and manufacturing facilities are adequate for our present and future operations.
     The table below summarizes information regarding our primary leased properties.

	Approximate
Location	square footage	Use
Sunrise, Florida	21,500	Administrative Offices
Sunrise, Florida	128,100	Manufacturing
Sunrise, Florida	12,000	Engineering & Development
Newark, Delaware	48,900	Discontinued operations
Newark, Delaware	29,000	Discontinued operations
Granite Falls, North Carolina	48,000	Manufacturing
Fredericksburg, Virginia	2,000	Sales Office
LEGAL PROCEEDINGS
     We are currently being investigated by the U.S. Department of Defense with respect to the production of ballistic ceramic tiles we previously manufactured at our Newark, Delaware facility. The investigation commenced in late 2006 and we are actively negotiating resolution of the matter. We believe the matter will be resolved in the second quarter of 2009.
     On March 25, 2008, ArmorWorks Enterprises, LLC filed a Statement of Claim in the Ontario Superior Court of Justice in Toronto against us and our directors. The Statement of Claim sought damages in the amount of $64.3 million and alleged, among other things, that we failed to perform under the terms of a settlement agreement we entered into with ArmorWorks on August 2, 2007. On July 3, 2008, the lawsuit was discontinued by ArmorWorks Enterprises, LLC through the filing of a Notice of Discontinuance with the Ontario Superior Court.
     In May 2007, we received correspondence from the Civil Division of the U.S. Department of Justice related to alleged violations of the False Claims Act through the sale of bulletproof vests containing Zylon, a ballistic fiber, to various U.S. government agencies and directly to the U.S. Government. We settled the claim with the Civil Division of the U.S. Department of Justice. Under the terms of the settlement agreement, the U.S. Department of Justice agreed to discontinue all actions and claims related to such possible violations in exchange for our payment of $1.0 million, which we made during the second quarter of 2008.

MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
     Our Board of Directors currently consists of nine directors, a majority of whom are independent under the rules of the Toronto Stock Exchange, the exchange on which our shares are listed (Messrs. DeConcini, Engel, Jaumot, Peters, Shelton and Torykian). Our certificate of incorporation provides that our Board will be divided into three classes as nearly equal in number as possible. Class I directors will initially serve until our 2009 annual meeting of stockholders, Class II directors will initially serve until our 2010 annual meeting of stockholders and Class III directors will initially serve until our 2011 annual meeting of stockholders and, in each case, until their successors are duly elected and qualify. Certain information regarding our executive officers and directors is set forth in the following table:

Name	Age	Position	Dir. Class
General Henry H. Shelton, U.S. Army (ret.)	66	Chairman of the Board	III/2011
Brian L. Stafford	60	Acting Chief Executive Officer and a Director	III/2011
Hon. Dennis W. DeConcini	71	Director	I/2009
Keith Engel	55	Director	II/2010
Stephen Giordanella	49	Director	III/2011
Frank E. Jaumot	51	Director	II/2010
Larry Moeller	50	Director	I/2009
Charles E. Peters, Jr.	57	Director	II/2010
Richard P. Torykian, Sr.	69	Director	I/2009
Alejandro F. Cejas	40	Chief Operating Officer
Neil Schwartzman	49	Chief Administrative Officer
Deon Vaughan	51	Senior Vice President and General Counsel
Jason Williams	35	Chief Financial Officer
     The following are biographical summaries of the experience of our executive officers and directors.
     General Henry H. Shelton, U.S. Army (ret.). General Shelton is the Chairman of our Board of Directors and formerly served as Lead Director and Vice Chairman. He has served as a director since December 2006. General Shelton also serves on the Board of Directors of Anheuser-Busch Companies, Inc., and as Lead Director for Red Hat, Inc. General Shelton served as the 14th Chairman of the Joint Chiefs of Staff. In this capacity he was the principal military advisor to both Presidents Clinton and Bush. Prior to retiring, he served 38 years in a variety of command and staff positions in the continental U.S., Hawaii, Vietnam and the Middle East. His career included two tours of duty in Vietnam. Selected for promotion to brigadier general in 1988, General Shelton served as the Assistant Division Commander, 101st Airborne Division during Operation Desert Storm and later, Commanding General, 82nd Airborne Division. In 1993, he was promoted to lieutenant general and assumed command of the XVIII Airborne Corps. In March 1996, he was promoted to general and became Commander in Chief of the U.S. Special Operations Command. General Shelton became Chairman, Joint Chiefs of Staff on October 1, 1997 and served two 2-year terms. Among his many military awards, he has received four Defense Distinguished Service Medals, two Army Distinguished Service Medals, the Legion of Merit, the Bronze Star Medal for Valor and the Purple Heart. He has been decorated by 16 foreign governments. Highlights of his civilian awards include North Carolina’s highest Award for Public Service, the Eisenhower Award from the Business Executives for National Security, the American Academy of Achievement’s Golden Plate Award, Intrepid Freedom Award, and recognition as National Father of the Year, among others. In 2001, he was designated a Knight of the British Empire by Queen Elizabeth II. For his exemplary service to his country, the 107th U.S. Congress bestowed the Congressional Gold Medal on General Shelton on September 19, 2002. General Shelton holds a master’s degree from Auburn University, and has attended Harvard University, the Air Command and Staff College and the National War College.
     Brian L. Stafford. Mr. Stafford is currently Acting Chief Executive Officer and has been a director since October 2006. He formerly served as Chairman of the Board of Directors. Mr. Stafford also serves as the Vice Chairman of LexisNexis Special Services, Vice Chairman of the National Center for Missing and Exploited Children and as an advisor to McKinley Capital Management. Mr. Stafford was the 20th Director of the U.S. Secret Service. During his 31- year career he safeguarded Presidents Nixon, Ford, Carter, Reagan, Bush and Clinton, and served as the agency’s lead executive under both President Clinton and President George W. Bush. Consistent with the dual missions of the Secret Service, he served in both investigative and protective capacities, including the Special Agent in Charge of the Presidential Protective Division. Prior to joining the Secret Service, Mr. Stafford served in the U.S. Army and was awarded the Bronze Star after a tour of duty in Vietnam. He was the recipient of the Most Distinguished American Award from the Marine Corps Law Enforcement Foundation, the Distinguished Patriot Award, the Presidential Rank Award, the Adam Walsh Rainbow Award and the Aguila Statue Award. Mr. Stafford earned a Bachelor of Arts in Business Administration and an honorary Doctor of Humane Letters from Mount Union College, where he serves as a trustee. He continued his education at the University of Pennsylvania, The Wharton School.
     Hon. Dennis W. DeConcini. The Honorable Dennis DeConcini has served as a director since August 2007. He is a partner of the firm DeConcini, McDonald, Yetwin and Lacy, and a member of numerous boards, including those of Correction Corporation of America, National Center for Missing and Exploited Children (Former Chairman), International Center for Missing and Exploited Children, and Arizona Board of Regents. The Honorable Dennis DeConcini is the former Senator from the State of Arizona, an office he held for 18 years. During his tenure, Senator DeConcini served on the Senate Appropriations Committee and Senate Judiciary Committee. Senator DeConcini also served on the Select Intelligence Committee and was Chairman of the Committee in 1993 and 1994. Senator DeConcini chaired the Commission on Security and Cooperation in Europe (Helsinki Commission). Senator DeConcini served one elected term prior to coming to the U.S. Senate as Pima County Attorney, the chief prosecutor and civil attorney for the county and school districts within the county. Prior to this, he served as legal counsel and administrative assistant to the Governor of Arizona and founded the law firm of DeConcini, McDonald, Yetwin and Lacy with offices in Tucson and Phoenix, Arizona and the District of Columbia. Additionally, Senator DeConcini co-authored with Jack August the book “Senator Dennis DeConcini from the Center of The Aisle”, published by the University of Arizona Press. Senator DeConcini received his bachelor’s degree from the University of Arizona in 1959 and a Doctor of Laws from the University of Arizona in 1963.
     Keith Engel. Mr. Engel has served as a director since May 2005. Mr. Engel has been a lawyer with the firm Benson Saloum Watts LLP, formerly known as Benson Edwards LLP, since relocating to Kelowna, British Columbia in 2005. Immediately prior to that, he was a partner with Gowling Lafleur Henderson LLP in Calgary, Alberta. He is a member of the Alberta and British Columbia bars with preferred areas of practice in corporate and commercial law, securities law and banking. Prior to his legal career, Mr. Engel was a commercial banker for 15 years with several major Canadian financial institutions. Mr. Engel graduated from the University of Manitoba with a Bachelor of Science degree in 1974 (major in Biochemistry), and a Bachelor of Commerce (Honours) degree in 1977. In 1994, he received his Bachelor of Laws degree from the University of Calgary.
     Stephen Giordanella. Mr. Giordanella has served as a director since September 2006. Mr. Giordanella previously served as our Chief Executive Officer from September 2006 to March 2009. From 1992 until May 2006, Mr. Giordanella was the Founder, Chairman and Chief Executive Officer of PPIC. Prior to founding PPIC, Mr. Giordanella served as President of Safeco Manufacturing, based in Toronto, Canada, and as President of one of Safeco’s affiliate companies, Protective Armor International in Miami Lakes, Florida. Before that, from 1973 to 1991, he was employed by American Body Armor based in Fernandina Beach, Florida where he served as Assistant Vice President of Production and then as President (1987 to 1991). Mr. Giordanella has served on the Standards Committee of the Personal Protective Armor Association, an association of body armor manufacturers which represents the industry in developing specifications for the military and law enforcement agencies. Mr. Giordanella graduated from the New York Institute of Technology with a Bachelor of Science in Criminology.
     Frank E. Jaumot. Mr. Jaumot joined the Board of Directors in January 2009. Mr. Jaumot has served as the Director of Accounting and Auditing for the certified public accounting firm of Ahearn, Jasco and Company, P.A. since 1991. He also serves as a director of MasTec, Inc., a specialty contractor engaged in the building, installation, maintenance and upgrade of communications and utility infrastructure. From 1979 to 1991, Mr. Jaumot was associated with Deloitte & Touche LLP. Mr. Jaumot is a certified public accountant in Florida and Ohio and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. He also is a member of the Board of Directors for Junior Achievement of South Florida. Mr. Jaumot holds a Bachelor of Science in Accounting from Marquette University.
     Larry Moeller. Mr. Moeller has served as a director since November 1995 and formerly served as Chairman of our Board of Directors. Mr. Moeller, a Chartered Accountant and a Chartered Business Valuator, joined Edco Financial Holdings Ltd. in 1994 as Vice President of Finance. He was previously a partner with Deloitte & Touche LLP. Mr. Moeller also serves as a director of Magellan Aerospace Corporation, Imperial Metals Corporation, Jovian Capital Corporation, Crocotta Energy Inc.,

Resorts of the Canadian Rockies Inc., and Sunwest Aviation Ltd. He received a Bachelor of Commerce degree from the University of Saskatchewan in 1980.
     Charles E. Peters, Jr. Mr. Peters joined the Board of Directors in January 2009. Mr. Peters has served as the Executive Vice President and Chief Financial Officer of Red Hat, Inc., an open source software solutions provider, since August 2004. Prior to joining Red Hat, Inc., Mr. Peters served as Senior Vice President and Chief Financial Officer of Burlington Industries, Inc., a manufacturer of fabrics and textiles for apparel and interior furnishings, from November 1995 until November 2003 and as a consultant to Burlington Industries, Inc. while employed by BTI Distribution Trust from November 2003 until August 2004. From 1991 to 1995, Mr. Peters served as Senior Vice President-Finance for Boston Edison Company, an electric utility serving Boston and surrounding cities and towns. From 1982 to 1991, Mr. Peters served in various financial roles, including Treasurer and Chief Financial Officer for GenRad, Inc., a global manufacturer of electronic test equipment based in Concord, Massachusetts. He was employed by Price Waterhouse from 1973 to 1982 in Boston, Massachusetts and London, England and is a Massachusetts Certified Public Accountant. He holds a Bachelor of Business Administration degree from the University of Massachusetts and a Masters of Science in Finance from Bentley College.
     Richard P. Torykian, Sr. Mr. Torykian has served as a director since May 2007. He has served as a Director at Lazard Freres & Company since 1986 and is a member of the Board of Directors of American Defense Systems, Inc. He was the founding chairman of the Chaminade High School Development Fund and advisor to the Catholic Big Brothers of New York City. Mr. Torykian is affiliated with the following charitable and military organizations: Trustee Emeritus, Intrepid Sea, Air, Space Museum, NYC; St. Michael’s College Founders Club (Founding Member); Marine Corps Law Enforcement Foundation (Co-founder & Vice Chairman); Knight of Malta; Knight of Holy Sepulchre; U. S. Marine Corps Association (Charter Member); U.S. Marine Corps Scout Sniper Association (Life Member); U. S. Marine Corps Force Recon Association (Life Member); U.S. Secret Service — U.S.M.C. Association (Founding Member) and member of the FBI-USMC Association. He is a member of the Board of Sponsors, Mercy Hospital, Rockville Centre, NY. Mr. Torykian served in the U. S. Marine Corps from 1963 to 1967 with a terminal rank of Captain. Mr. Torykian received his Bachelor of Arts in Chemistry from St. Michaels College in 1961, Master of Science in Chemistry from St. Joseph’s University in 1963 and Master of Business Administration in Finance from Adelphia University in 1970.
     Neil Schwartzman. Mr. Schwartzman serves as our Chief Administrative Officer and is responsible for Information Systems, Customer Relations, Purchasing, Quality Control, Facility Management and Human Resources. Prior to joining our company in April 2007, Mr. Schwartzman served for five years as Vice President of Information Technology for The GEO Group Inc., a world leader in privatized correctional and detention management facilities. His additional 22 years of experience include positions at The Sports Authority, Sunglass Hut International, Michaels Arts and Crafts Stores and ICH Corporation. Mr. Schwartzman received a Bachelor of Science in Computer and Information Science in 1981 from the University of Florida.
     Alejandro F. Cejas. Mr. Cejas was appointed Chief Operating Officer of the Company in November 2008. Prior to his appointment as COO, Mr. Cejas served as Director of Engineering & Development for one year. Since joining our company in 2000, Mr. Cejas has served in a number of key operational and sales roles including Director of International Sales, Operations Manager, and Vice President of Operations. Mr. Cejas’ prior experience includes four years with The Protective Group as Operations Engineer and Production Manager. Prior to his time with The Protective Group, he served as Operations Engineer for Leadtec Systems, an apparel manufacturing control software provider. After several years as an Operations Engineer, Mr. Cejas was promoted to Director of Sales for Latin America. Mr. Cejas has a Bachelor of Industrial Engineering degree from The Georgia Institute of Technology.
     Deon Vaughan. Ms. Vaughan joined the Company in March 2008 as Senior Vice President and General Counsel. She is responsible for all aspects of legal affairs of our company. Ms. Vaughan was formerly Vice President, Deputy General Counsel and Compliance Officer at Owens Corning, a NYSE-listed, global manufacturing company. Her responsibilities included corporate governance and oversight for public reporting as the Chair of the Disclosure Committee. Ms. Vaughan was also head of the company’s ethics and compliance program. During her 10-year tenure at Owens Corning, she spent three years as Vice President of Audit and was instrumental in implementing Sarbanes-Oxley activities. Prior to her Audit role, she spent three years as the Vice President of Environment, Health, Safety & Regulatory Law. Ms. Vaughan’s experience also includes private practice at Squire, Sanders & Dempsey LLP. She has been practicing law since 1990. She earned a law degree at the University of Toledo, College of Law and a Bachelor of Arts from Rutgers University.

     Jason Williams. Mr. Williams serves as Chief Financial Officer for our company, a position he has held since May 2008, and is responsible for the management of financial risks, capitalization and the external financial reporting of PPA. Prior to appointment, Mr. Williams served as Corporate Controller since joining our company in August 2007. Mr. Williams was previously the Director, Reporting and Analysis and Corporate Controller for PharmaNet Development Group, Inc., a publicly traded contract research organization. During his five-year tenure at PharmaNet, Mr. Williams was responsible for the direction of PharmaNet’s financial systems and external reporting requirements and assisted in the analysis and execution of business acquisitions, investment opportunities and corporate financing. Furthermore, his experience includes more than seven years as a financial principal and regulatory consultant in the financial services industry. Mr. Williams is a Certified Public Accountant (inactive) in the State of Florida and holds a Bachelor of Science in Accounting from Florida Atlantic University.
BOARD MEETINGS
     Our Board meets at least every quarter. Depending on the level of activity of our company, our Board of Directors convenes additional meetings as necessary to provide input and guidance to management. Any independent director may convene a meeting of independent directors, which is chaired by General Shelton
     Our Board met 12 times in 2008. With the exception of Senator DeConcini and General Shelton, each of our directors attended 80 percent or more of the total number of meetings of our Board.
BOARD TRAINING
     Prior to joining our Board of Directors, potential Board members are encouraged to meet with management to inform themselves about our business and affairs. After joining our Board, our officers and directors provide orientation to new directors, both at the outset and on an ongoing basis as necessary, based on the particular needs and experience of each director and our Board as a whole. New directors are provided with a copy of our Board Manual which includes our Board Mandate, the officer position descriptions and the various charters and policies of our company.
     Our Board recently joined the National Association of Corporate Directors, or NACD. Educational board training topics are calendared for Board and Board Committee meetings throughout 2009, utilizing materials developed by NACD.
LEAD DIRECTOR
     Following our domestication in Delaware in July 2008, our Board of Directors appointed General Shelton as Lead Director. As Lead Director, General Shelton was responsible for, among other things, chairing meetings of independent directors, overseeing the overall corporate governance guidelines and practices of our Board, ensuring that the structure and composition of the committees of our Board are appropriate and effective, facilitating communications among the directors and reviewing communications from stockholders. In 2008, one meeting of independent directors was held. General Shelton was named Chairman of our Board of Directors in March, 2009, and, as an independent director, will continue to chair meetings of the independent directors.
BOARD COMMITTEES
     Our Board has appointed an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. Each of the committees is comprised of three directors. The Audit Committee and Compensation Committee are each comprised exclusively of directors who are considered independent under the rules of the Toronto Stock Exchange, the exchange on which our shares are listed. Our Board may, from time to time, establish other committees to facilitate the management of our company.
Audit Committee
     The Audit Committee helps ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our independent auditors. The Audit Committee selects, assists, and meets with the independent auditors, oversees each annual audit and quarterly review, provides oversight for our internal controls and will prepare the report that U.S. federal securities laws require to be included in our annual proxy statement. The Audit Committee has the opportunity to meet without management and management directors in attendance and does so at least annually in the context of the annual audit.
     We have an established Audit Committee charter that addresses such items as:
•	the procedure to nominate the external auditor and the recommendation of its compensation;

•	the overview of the external auditor’s work;

•	pre-approval of audit and non-audit services;

•	the review of financial statements, management’s discussion and analysis, and financial sections of other public reports requiring board of director approval;

•	the procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters and the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	the review of our company’s hiring policies towards present or former employees or partners of our company’s present or former external auditor.
     Mr. Jaumot chairs our Audit Committee and Mr. Engel serves as our Audit Committee financial expert, as that term is defined by the SEC, and Mr. Engel and Mr. Peters serve as members of the committee.
Compensation Committee
     The Compensation Committee reviews and approves the compensation and benefits of our executive officers, administers and makes recommendations to our Board of Directors regarding compensation and stock incentive plans and prepares an annual report on executive compensation for inclusion in our proxy statement. The Compensation Committee is comprised entirely of independent directors. Senator DeConcini is the chair of the Compensation Committee, and Messrs. Jaumot and Torykian are members of the Committee. The Compensation Committee determines the compensation of our Chief Executive Officer and makes recommendations to the independent directors for approval.
Nominating & Governance Committee
     The Nominating & Governance Committee is responsible for recommending to our Board of Directors criteria for selecting new directors and committee members; assessing, considering and recruiting candidates to fill positions on our Board; evaluating current directors for re-nomination to our Board; recommending the director nominees for approval by our Board and our stockholders; reviewing at least annually and recommending modifications to our Board’s corporate governance guidelines; advising our Board with respect to the charters, structure, operations and membership qualifications for the various committees of our Board; overseeing the development and implementation of a continuing education program for our directors; establishing and implementing self-evaluation procedures for our Board and its committees; and reviewing and advising our Board regarding stockholder proposals submitted for inclusion in our proxy statement. The Nominating & Governance Committee was established by our Board in October 2008. Prior to that, the full Board carried out the duties and responsibilities typically associated with a nominating and governance committee.
     General Shelton is the chair of the Nominating & Governance Committee, and Messrs. Giordanella, Moeller and Stafford are members of this committee.
CODE OF CONDUCT

     Our Board of Directors has approved a written Code of Conduct which addresses such matters as conflicts of interest, proper use of corporate assets and opportunities, confidentiality and reporting of unethical behavior to our Board. Each officer, employee and director is asked to acknowledge receipt of such code. The Audit Committee has also established a procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters as well as the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
     Copies of the Code of Conduct may be obtained, upon request and without charge, from Ms. Deon Vaughan, Senior V.P. and General Counsel, by calling (954) 846-8222. Additionally, the Code of Conduct is posted on our web site at www.protectiveproductsofamerica.com.
RELATED PARTY TRANSACTIONS
     In May 2006, we acquired all of the stock of PPIC, which we refer to as the PPIC acquisition. In connection with the PPIC acquisition, we became subject to certain commercial relationships existing between PPIC and Mr. Giordanella, its founder and former sole stockholder, as described below. Mr. Giordanella was our Chief Executive Officer until March 18, 2009 and remains a member of our Board of Directors.
     On November 12, 2008, our Board of Directors adopted a related party transactions policy as part of adapting our corporate governance policies in preparation of the filing of this information statement. In conjunction with adopting the policy, our Board of Directors approved the transactions described below involving Mr. Giordanella.
Operating Leases with Related Parties
     PPIC leases one of its Sunrise, Florida facilities from Albricas, LLC, of which Mr. Giordanella, our former Chief Executive Officer and a current director of our company, is the sole member. The initial lease term ends December 31, 2009, with options to renew for two additional five-year terms. The base monthly rent for the term of the lease is $24,062.
     PPIC leases a South Florida property from Armor World, LLC, of which Mr. Giordanella is the sole member. The lease term ends December 31, 2009, with an annual option to renew for an additional one year term. The base monthly rent for the term of the lease is $5,200.
Notes and Other Receivables from Related Parties
     The Agreement and Plan of Merger related to our acquisition of PPIC contains a provision for adjusting the purchase price based on PPIC’s working capital at the time the transaction closed. The advances and receivables from stockholder balance of $0.6 million as of December 31, 2007 was comprised of $0.2 million related to working capital adjustments on the PPIC acquisition, as well as a $0.4 million receivable due from the former sole stockholder of PPIC, Mr. Giordanella. As of December 31, 2008, we determined that we lacked proper supporting documentation for the $0.2 million receivable related to the working capital adjustments on the PPIC acquisition, and as a result wrote it off. As a result, the advances and receivables from stockholder balance on our balance sheet was reduced from $0.6 million to $0.4 million.
     As of December 31, 2008 we had a note receivable from Albricas, LLC, of which the sole member is Mr. Giordanella, with a balance of $64,128 of which $37,349 was considered current. The note originated in 2004, prior to our acquisition of PPIC, and related to the construction of the facility being leased from Albricas, LLC. Monthly payments are $4,391, which includes principal and interest of 10.79%. The note matures on January 9, 2010.
Aircraft Expenses
     We charter aircraft from a third party that leases one of its aircraft from an entity in which Mr. Giordanella has an ownership interest. We paid this unrelated chartering company approximately $1.5 million during the year December 31, 2008, compared to no expenses in 2007.▲

Subordinated Indebtedness to Related Parties
     On August 29, 2007, we completed a private placement of two $1.7 million subordinated, non-convertible debentures with two of our directors, Messrs. Giordanella and Moeller. The debentures mature two years from their date of placement and bear interest, payable monthly, at 12% per annum. Since the issuance of the debentures through the year ended December 31, 2008 we paid $272,000 in interest on each debenture. No principal payments are required to be made prior to the maturity date.
     On February 4, 2008, we completed a private placement of subordinated, convertible debentures for aggregate proceeds totaling $2.35 million with four of our directors. Messrs. Giordanella and Moeller each purchased $1.0 million of the debentures, Mr. Brian Stafford purchased $0.2 million of the debentures and General Shelton purchased $0.15 million of debentures. These subordinated, convertible debentures mature on February 4, 2011 and bear interest, payable monthly commencing on March 4, 2008, at 10% per annum. Since the issuance of the debentures through the year ended December 31, 2008, we have paid a total of $0.2 million in interest on all of the debentures combined. The debentures are convertible into 357,686 shares of our common stock, which represents a conversion price of the Canadian dollar equivalent of $6.57 per share. No principal payments are required to be made prior to the maturity date.
Other Relationships
     At the time of his appointment to our Board of Directors in October 2006, Mr. Brian Stafford’s brother, Mr. Douglas Stafford, was an employee of our company. Mr. Douglas Stafford joined our company in June 2006 as Vice President of Sales. In June 2007, Mr. Douglas Stafford was named Chief Operating Officer, a position he held until November 2008.
COMMUNICATIONS WITH OUR BOARD OF DIRECTORS
     Our Board of Directors has established a process whereby stockholders and other interested parties can send communications to the Lead Director or to the non-management directors as a group. Avenues of communications with our Board are provided for within our Code of Conduct. Stockholders or other interested parties may write or email the independent directors through our general counsel who has been directed to act as the independent directors’ agent in processing such communications.

COMPENSATION DISCUSSION AND ANALYSIS
     The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the tables and related footnote disclosures detailed below under the heading “—Executive Compensation.” The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ, potentially materially, from the anticipated programs described below.
Compensation Program Objectives
     The primary goal of our executive compensation program is to attract, motivate and retain high-quality talent needed to achieve our business objectives and thereby create value for our stockholders. We have traditionally implemented our program through a combination of base salary, annual bonus awards and stock options designed to reward long-term performance and align the interests of our executive officers with those of our stockholders.
     Our 2008 program reflected the fact that we are a growth-oriented company early in our development. As an early stage company, retention of executive officers is a key business objective, and we have experienced a number of personnel changes which have presented additional challenges to our company. Retaining our key personnel with long-term experience and contacts in our industry is one of our key objectives.
     We have a Compensation Committee, as required by the rules of the Toronto Stock Exchange, which provides oversight for executive compensation and direct management of the compensation for our Chief Executive Officer. Our Chief Executive Officer has played a critical role in establishing our compensation arrangements for our senior executives and determining bonus eligibility and amounts. As part of this role, the Chief Executive Officer evaluates the performance of management and makes recommendations, through an informal process, to our Compensation Committee. In this informal process, the Chief Executive Officer considers, among other factors, those discussed below under “—Elements of Compensation.”
     Our 2008 program did not distinguish between cash and non-cash compensation, or set any specific targets for non-cash compensation, or between short and longer-term incentives.
     In 2009, we are planning to adopt a more formal, structured compensation program, including adding restricted stock and restricted stock unit awards to our executive compensation program. We anticipate that our new program will set formal guidelines regarding percentage of total compensation that we target as long versus short-term incentives as well as the percentage we seek to be cash and non-cash based. Finally, we expect that the new program will put a significant emphasis on, and communicate to our executives regarding, the meaningful percentage of their total compensation which we believe should be at risk. Our current plans for that program are described in detail at the end of this section.
Elements of Compensation
     The following describes each element of our 2008 executive compensation program and discusses determinations regarding compensation for our 2008 fiscal year:
Base Salary
     We seek to provide each member of our senior management with a level of base salary in the form of cash compensation appropriate to that individual’s roles and responsibilities and that is generally comparable to the amount paid to the executive officers of companies of similar size and character. Base salaries for our executive officers are established based on the officer’s qualifications, experience, scope of responsibilities, future potential and past performance, as well as cash available to pay executive compensation. The Compensation Committee determines the salary of our Chief Executive Officer and makes recommendations to our full Board of Directors for approval. Our Chief Executive Officer makes recommendations to our Compensation Committee regarding other executives. All decisions of our Compensation Committee must be approved by our independent directors, and pursuant to the mandate of our Board, the full Board approves the compensation of our Chief Financial Officer, Chief Operating Officer, and General Counsel in addition to our Chief Executive Officer. Base salaries are reviewed annually and adjusted from time to time after taking into account individual responsibilities, performance and experience. In 2008, the following factors were taken into account in such reviews:
•	the scope of responsibility of the executive, and his or her impact on our company’s aggregate results;

•	the executive’s overall performance;

•	competitive salary levels;

•	the manner in which the officer interacts with, and elevates the performance of the executive leadership team, their direct reports and the company as a whole; and

•	the manner in which the executive demonstrates leadership, integrity, and other important values of our company.
Annual Cash Bonuses
     Our practice is to award annual cash bonuses to our executive officers. The purpose of this program is to provide incentives for executives tied to the short term performance of our company.
     Our Compensation Committee determines the size of annual bonuses based upon:
•	its assessment of the general performance of our company as measured against qualitative and quantitative goals agreed upon by our Compensation Committee and senior management and

•	the relative contribution of each of the executive officers to that performance.
     In determining whether to pay an annual bonus to our named executive officers for 2008, our Compensation Committee considered our company’s performance as measured against qualitative and quantitative goals which included, among other things:
•	our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2008;

•	our sales in 2008; and

•	corporate accomplishments such as completing our U.S. domestication process.
          Based on these factors, and the contributions of the named executive officers to achieving them, our Compensation Committee approved a cash bonus for each named executive officer of $50,000, payment of which is being deferred until no later than March 15, 2010.
Stock Options
     We believe that successful long-term performance is achieved through an equity ownership culture that creates commonality of interests with our stockholders and enhances our ability to retain quality people by requiring executives to remain employed for a multi-year period until awards fully vest. All of our employees, including our named executive officers, are eligible to participate in our stock option plan. Our Compensation Committee determines the stock options awards for our Chief Executive Officer and makes such recommendation to the full Board for approval. Our Chief Executive Officer makes recommendations to our Compensation Committee regarding other executives. All decisions of our Compensation Committee must be approved by our independent directors, and pursuant to the mandate of our Board of Directors, our full Board approves all stock option awards.
     In determining the amount of stock option awards, our Compensation Committee considers the overall number of stock options that are outstanding relative to the number of outstanding shares of common stock, as well as the following factors:
•	scope of responsibility;

•	overall performance of the employee; and

•	the overall performance of our company.
     In 2001, our Board of Directors adopted, and our stockholders approved, a stock option plan, which we refer to as the 2001 Plan. In 2007, our Board adopted, and our stockholders approved, an amended stock option plan, which we refer to as the 2007 Plan. We subsequently amended the 2007 Plan in August 2008, following completion of our U.S. domestication process.
     We have periodically made stock awards to certain of our executive officers either upon commencing employment with us or periodically as equity based bonuses. In 2008, we issued stock option awards to each of our named executive officers and directors and to certain other employees. The stock options vest as to 33% of the shares underlying the grant on each of six month increments after the grant date. The stock options have a maximum term of five years. In determining the amount of stock options, we considered the factors referenced above.
The 2001 Plan
     The 2001 Plan was originally approved by our stockholders on April 26, 2001. Following adoption of the 2007 Plan, no new options are being issued under the 2001 Plan. However, the 2001 Plan will remain in place and will govern the terms of the remaining options granted under it until those options have been exercised, expired or otherwise terminated.
The 2007 Plan
     All future grants of stock options will be granted and administered under the 2007 Plan, which was approved by our stockholders on April 26, 2007. Options may be issued to our directors, officers, employees, and service providers, as well as to those of our subsidiaries, in such numbers and with such vesting provisions as our Board of Directors may determine. There are restrictions to the number of stock options that may be granted under the 2007 Plan, including the requirements that no one person may be entitled to stock options exceeding 5% of the outstanding shares of our common stock and that the aggregate number of shares reserved for issuance pursuant to options granted to insiders under the 2007 Plan (and pursuant to other share compensation arrangements) cannot exceed 10% of the issued and outstanding shares of our common stock.
     As of December 31, 2008 under the 2001 and 2007 plans, there were, in the aggregate, 1,267,911 options outstanding and 108,344 options available for issuance.
Benefits and Perquisites
     Each of our executive officers participates in the health and welfare benefit plans generally available to all employees.
Employment and Severance Agreements
     We entered into an employment agreement with our former Chief Executive Officer which provided for, among other things, Mr. Giordanella to receive severance payments from us in certain circumstances. The agreement is described in more detail below under “—Employment Agreement with Named Executive Officer.”
Tax Deductibility Policy
     Under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. We intend to structure our compensation programs in the future in a manner that will allow any incentive compensation that is paid to our named executive officers to qualify as performance-based compensation for purposes of Section 162(m) of the Code and, therefore, to be fully deductible for federal income tax purposes. While we will generally try to ensure the deductibility of the incentive compensation paid to our executive officers, we do not expect our Compensation Committee to adopt a policy that would require all compensation to be deductible because we may want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders’ best interests. To date, we have not asked our stockholders to approve any of our compensation programs for purposes of Section 162(m).
Stock Ownership Policy
     We do not currently have stock ownership guidelines for our directors or executive officers. As of March 23, 2009, our directors and officers beneficially own 20.7% of our company.
Executive Compensation
     The following table sets forth information regarding compensation during fiscal year 2008 for each of our named executive officers.

						Nonqualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	($) (1)	($) (2)	($)	($) (3)	($)	($)	($)	($)
Stephen Giordanella(4)	500,000	50,000	—	266,300	—	—	45,061	861,361
Former Chief Executive Officer
Deon Vaughan Senior Vice President and General Counsel(5)	162,538	50,000	—	20,169	—	—	48,706	281,413
Jason Williams	176,730	50,000	—	20,169	—	—	—	246,899
Chief Financial Officer(6)

(1)	Unless noted otherwise, the listed compensation is the compensation received by each officer during the respective fiscal year.

(2)	Payment of each named executive officer’s cash bonus for 2008 is being deferred until no later than March 15, 2010.

(3)	The amounts shown in this column are valued based on the amount recognized for financial statement reporting purposes pursuant to SFAS 123R utilizing the Black-Scholes option pricing model, excluding the impact of estimated forfeitures. See Note 10 to our audited consolidated financial statements included elsewhere in this information statement.

(4)	Mr. Giordanella’s other compensation was comprised of $45,061 in automobile related expenses. Mr. Giordanella resigned his employment with the Company on March 18, 2009.

(5)	Ms. Vaughan joined the Company on March 1, 2008 as Senior Vice President and General Counsel, and receives compensation at the rate of $200,000 per year. Other compensation was comprised of $48,706 in relocation expenses.

(6)	Mr. Williams was promoted from Corporate Controller to Chief Financial Officer on May 27, 2008 and receives compensation at the rate of $200,000 per year.
Outstanding Equity Awards at Fiscal Year-End
     The following table provides information for each of our named executive officers regarding outstanding stock options held by the officers as of December 31, 2008. Market values are not presented for stock options.

			Equity Incentive
	Number of	Number of	Plan Awards:
	Securities	Securities	Number of
	Underlying	Underlying	Securities
	Unexercised	Unexercised	Underlying
	Options	Options	Unexercised	Option Exercise
	(#)	(#)	Unearned Options	Price	Option Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date
Stephen Giordanella	10,000	5,000	—	21.19	05/24/2011
	33,333	66,667		14.45	04/12/2012
	34,109	102,326		4.97	01/25/2013
	20,000	60,000		1.17	09/06/2013
Deon Vaughan	8,333	25,000	—	1.17	09/06/2013
Jason Williams	8,333	25,000	—	1.17	09/06/2013
Information Regarding the 2007 Plan
     Under the 2007 Plan, the aggregate number of authorized but unissued shares of common stock allocated and made available to be granted to participants, together with any authorized but unissued shares of common stock reserved but unissued under any previous stock option plan, shall not exceed 10% of the number of outstanding shares of common stock (on a non-diluted basis) at the date of grant. Any increase in the number of outstanding shares of common stock will result in an increase in the available number of shares of common stock issuable, and the exercise of any options granted will make additional options available for granting.
     The 2007 Plan also provides that:
•	in no event shall the exercise price of options granted be less than the volume weighted average trading price of the shares of common stock on the Toronto Stock Exchange for the five trading days prior to the date of grant;

•	the term of an option shall be for a period of time fixed by our Board of Directors, such period not to exceed the maximum period of time permitted by the Toronto Stock Exchange, and is subject to early termination in accordance with the provisions of the 2007 Plan relating to the cessation of the optionee as a director, officer, employee or service provider; and

•	subject to any specific requirements of the Toronto Stock Exchange, our Board of Directors shall determine the vesting period(s) during which a holder of options may exercise such options or a portion thereof; in certain circumstances, our Board of Directors has been granted the discretion to provide for accelerated vesting of stock options (as further described below).
     The grant of options under the 2007 Plan is subject to the limitation that:
•	at no time will any one person be entitled to stock options under the 2007 Plan (and other share compensation arrangements) exceeding 5% of the outstanding shares of common stock;

•	the aggregate number of shares of common stock reserved for issuance pursuant to options granted to insiders under the 2007 Plan (and pursuant to other share compensation arrangements) will not exceed 10% of the issued and outstanding shares of common stock;

•	options granted to insiders of our company under the 2007 Plan (and other share compensation arrangements) within a one-year period will not exceed 10% of the issued and outstanding shares of common stock; and

•	options granted to any one insider and such insider’s associates under the 2007 Plan (and other share compensation arrangements) within a one-year period will not exceed 5% of the issued and outstanding shares of common stock.

     The Toronto Stock Exchange requires that amendment provisions in stock option plans specifically set forth what amendments to a plan will and will not require stockholder approval. The 2007 Plan allows our Board of Directors, without approval of our stockholders, to amend the 2007 Plan and the terms and conditions of any stock option thereafter awarded to:
•	make amendments for the purposes of meeting any changes in any relevant law, Toronto Stock Exchange policy, rule or regulation applicable to such plan, any option or the shares of common stock, in order to maintain minimum listing requirements of the Toronto Stock Exchange or for any other purposes which may be permitted by all relevant laws, rules and regulations;

•	make amendments of a “house-keeping nature”; or

•	add a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2007 Plan reserve, provided always that any such amendment shall not alter the terms or conditions of any stock option or impair any right of any holder of stock options awarded prior to such amendment without sufficient compensation being agreed to between our Board of Directors and the holder of stock options and, if required, the receipt of any regulatory or Toronto Stock Exchange approvals.
     In addition, subject to applicable regulatory approval, our Board of Directors may, without stockholder approval, retroactively amend the 2007 Plan and may also, with the consent of the affected holders of stock options, retroactively amend the terms and conditions of any stock options which have been previously awarded. Further, with the consent of the affected holders of stock options, our Board of Directors may amend the terms of any outstanding stock options so as to reduce the number of shares of common stock subject to such options, increase the option price or cancel an option without Toronto Stock Exchange approval. Our Board may also discontinue the 2007 Plan at any time without the consent of the participants, provided that such discontinuance shall not alter or impair any stock option previously granted under the 2007 Plan.
     The 2007 Plan provides that stockholder approval will be required for the following types of amendments:
•	any amendment to the number of securities issuable under the 2007 Plan, including a change from a fixed maximum percentage to a fixed maximum number;

•	any change to the eligible participants which would have the potential of broadening or increasing insider participation, except where such change is a result of changes to the policies of the Toronto Stock Exchange;

•	the addition of any form of financial assistance and, if implemented, any amendment to a financial assistance provision which is more favorable to participants;

•	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the 2007 Plan reserve;

•	the addition of a deferred or restricted share unit or any other provisions which results in participants receiving securities while no cash consideration is received by us; and

•	any amendment which in the opinion of the Toronto Stock Exchange may lead to significant or unreasonable dilution to our outstanding securities or may provide additional benefits to eligible participants, especially insiders, at the expense of us and our existing stockholders.
     In addition, under the 2007 Plan, in the event that certain events such as a take-over bid, liquidation or dissolution of our company or a reorganization, plan of arrangement, merger or consolidation of our company with one or more entities, as a result of which we are not the surviving entity, are proposed or contemplated, our Board of Directors may, notwithstanding the terms of the 2007 Plan or stock option agreements issued thereunder:
•	exercise its discretion, by way of resolution, to permit accelerated vesting of options on such terms as our Board of Directors sees fit at that time, and

•	in the event of acceleration of vesting as referred to in the preceding bullet, exercise its discretion, by way of resolution, to cause the options to terminate after the end of the period of accelerated vesting on such terms as our Board of Directors sees fit at that time, even if such termination of the options is prior to the normal expiry time of the options.
     If our Board of Directors, in its sole discretion, determines that the shares of common stock subject to any option granted under the 2007 Plan shall vest on an accelerated basis, all participants in the 2007 Plan entitled to exercise an unexercised portion of options then outstanding shall have the right at such time, upon written notice being given by us, to exercise such options to the extent specified and permitted by our Board of Directors, and within the time period specified by our Board of Directors, which shall not extend past the expiry time of such options.
Pension Benefits
     We do not sponsor or maintain any qualified or non-qualified defined benefit plans.
Nonqualified Deferred Compensation
     We do not sponsor or maintain any non-qualified defined contribution plans or other deferred compensation plans.
Employment Agreement with Named Executive Officer
     In connection with our acquisition of PPIC, we entered into an employment agreement with Stephen Giordanella which provided Mr. Giordanella with certain bonus opportunities as well as certain compensation in the event of his termination or a change of control of our company. Under the employment agreement, Mr. Giordanella was entitled to a potential one-time bonus of $2,000,000 if (a) the EBITDA of PPIC exceeded $20,000,000 for the 24-month period beginning May 25, 2006, and (b) he remained continuously employed for the entire period; however, no amount was earned under this provision.
     Mr. Giordanella resigned as our Chief Executive Officer March 18, 2009. We are currently negotiating his severance agreement.
Future Changes to Executive Compensation Program
     Following our transition to becoming a U.S. public-reporting company, we expect to make a variety of changes to our executive compensation program, including a more specifically-tailored annual bonus program, the use of restricted stock and restricted stock unit awards instead of stock option awards and a limited use of perquisites.
Goals of the New Executive Compensation Program
Overview
     Like our current program, we anticipate that the objective of our new executive compensation program will be to attract, retain and motivate high quality talent and align executive team members’ interests with those of the stockholders. Specifically, we desire our new compensation program to promote a strong culture of leadership development aligned with performance improvement (focused on both growth and productivity), which will in turn drive financial performance that provides value to stockholders. The program will be designed to emphasize a pay-for-performance relationship that bases payouts on company and individual performance. A substantial portion of pay will be “at risk” and paid out based upon the achievement of individual and company short and long-term goals and strategic objectives. Cash-based incentives will be typically tied to shorter-term performance objectives, while equity-based incentives will be connected to longer term goals and our success over time.
Highly Qualified Employees
     Our long-term success will be shaped by our people. We strive to ensure our employees’ contributions and performance are recognized and rewarded through a competitive compensation program. Our new executive compensation program will be further enhanced to increase stockholder value while attracting and retaining talent at all organizational levels and rewarding executives for strong leadership and performance.
Pay for Performance
     We target an executive compensation package that is competitive against the market in which we compete for talent. We believe that a majority of an executive’s annual target total compensation package should be variable at-risk compensation tied to performance (i.e., internal financial, stock price and individual performance). This principle means that if performance is at or above targeted levels, the executive’s total compensation will be at or above targeted levels. Conversely, if performance is below targeted levels, total compensation will be below targeted levels.
Pay at Risk
     We expect that a fundamental feature of our compensation program going forward will be that a substantial portion of our executives’ pay will be “at risk” and paid out based on the achievement of individual and company short- and long-term goals and strategic objectives. In order to help facilitate these changes, we intend to adopt the Protective Products of America 2009 Incentive Plan, or the 2009 Incentive Plan. The 2009 Incentive Plan will be structured with a view to providing our Compensation Committee with maximum flexibility to structure a compensation program that provides a wide range of potential incentive awards to our executive officers, and directors and employees generally, on a going-forward basis. For example, the plan will provide our Compensation Committee with the discretion to determine the portion of each executive officer’s total compensation that will consist of awards under the plan, the forms and mix of the awards, and the service-based requirements and/or performance goals the officer will have to satisfy to receive the awards. We also expect that our Compensation Committee will adopt formal objectives for annual incentive cash bonuses in 2009 and will use these bonuses to reward executives for achieving short-term annual corporate financial and operational goals and for achieving individual performance objectives.
Objectives and Guiding Principles
     We anticipate that some or all of the following objectives and guiding principles will shape the design and administration of our new executive compensation program:
•	Stockholder Alignment—Align with stockholder interests by focusing on key measures of value creation.

•	Sustainable Results—Link pay to Company and individual performance by targeting a significant portion of an executive’s compensation to the achievement of annual and long-term performance goals.

•	Objective Performance Metrics—Drive performance to our business plan by communicating and reinforcing the importance of achieving growth and productivity initiatives.

•	Market Competitiveness—Attract and retain talent by paying competitively with other similar companies.

•	Sound Corporate Governance—Serve the long-term interests of our company, communities, customers, stockholders and suppliers by establishing and administering programs in accordance with sound corporate governance principles.
Components
     We anticipate that our executive compensation program over time will include five standard elements. Our Compensation Committee will determine the combination of these elements appropriate for each executive officer. These elements will include base salary, annual cash incentive bonus, long-term equity incentive compensation, perquisites and post-employment benefits.
Base Salary

     Base salary reflects the primary job responsibilities of the executive officer. We anticipate establishing base salaries through a market analysis of similar positions in similarly situated public companies. Like our current practice, our Compensation Committee will determine our Chief Executive Officer’s base salary and make recommendations to the full Board for approval. Our Chief Executive Officer will make recommendations to our Compensation Committee regarding the salaries of other executives. We will seek to establish base salaries at approximately the 75th percentile of our peer group of companies, as we believe this is the level necessary to attract and retain talented executives. Salaries will be reviewed annually, and salary increases awarded based on individual factors such as competencies, skills, experience, performance, and market practices. Promotional increases may also be given when executives assume new roles.
Annual Bonus
     We anticipate that our new program will include a structured bonus program that includes a larger pool of participants than our current compensation program. We contemplate a three-tiered system, where participants will have bonus opportunities as a percentage of their salaries. Each year, the Compensation Committee will establish a percentage of base salary for each program participant that will represent full payout. We anticipate that the full payout percentage will be, with respect to each person’s base salary, 100% for our Chief Executive Officer, 60% for other members of our executive team and 5% to 25% for general managers.
     Our Compensation Committee will also establish goals for our company to determine how much of the bonus opportunity each executive will receive. These goals can be financial and non-financial and may include:
•	Revenue targets;

•	EBITDA or adjusted EBIT (earnings before interest and taxes) targets;

•	Financing objectives;

•	Sales objectives; and

•	Stock price appreciation.
     Each of these targets will be set such that completion is a “stretch” for the executive. If the target is met, the executive will receive the full payout of his or her bonus opportunity. If the target is partially met, the committee retains discretion as to what percentage of the bonus opportunity will be paid out. Performance at lower levels would have no payout.
Long-term Equity Incentive
     We wish to establish long-term incentives that generally align the executive team’s interests with the interests of the stockholders over long time periods. We anticipate that such incentives will have a multi-year vesting period to encourage retention and emphasize long-term growth, and may be issued based on our performance over a multi-year period.
     We anticipate that long-term equity incentives will be provided through a combination of mechanisms which may include:
•	Restricted stock awards, which vest based on the passage of time and continued employment;

•	Restricted stock units, which vest based on the passage of time and continued employment and, upon vesting, can convert into shares of common stock or cash (based on stock value as of a date specified); and

•	Stock options.
     We do not anticipate that there will be an individual performance element associated with long-term incentive payouts.
Perquisites

     We anticipate limited use of perquisites. Perquisites that may be considered by the Compensation Committee include financial planning assistance, use of a Company vehicle and reimbursement for certain memberships, among others.
Post-employment Benefits
      We anticipate limited use of post-employment benefits. We had an employment agreement with our former Chief Executive Officer, which provided for severance benefits under certain circumstances. No other post-employment benefits are currently provided for our executive officers.
COMPENSATION OF DIRECTORS
Philosophy of Director Compensation
     Director equity compensation is designed to align director interests with stockholders’ long-term value. It is the general policy of our Board of Directors that non-employee directors’ compensation should be a mix of cash and equity-based compensation with a significant portion of such compensation in the form of our stock or stock options. The form and amount of director compensation is determined by the Compensation Committee, which regularly reviews and compares the compensation of our directors to the compensation of directors as reported each year in the National Association of Corporate Directors’ Report on Director Compensation. Independent directors may not receive, directly or indirectly, any consulting, advisory or other compensatory fees from our company. Directors who are employees of our company do not receive any compensation for their service as directors.
Annual Retainer
     Since 2007, all non-employee directors have received an annual cash board retainer fee of $75,000 per year. In 2009, this amount will be reduced to $40,000 per year. In addition, they will receive an equity award as described below.
Attendance Fees and Incidental Expenses
     We do not pay additional fees for attending Board or committee meetings. All retainer fees are payable quarterly, as of the first day of January, April, July and October. All of our directors are reimbursed for actual travel and out-of-pocket expenses incurred in connection with Board meetings and conference calls.
Equity Compensation
     The allocation of stock options and the terms designed in those options are an integral component of the compensation package of our directors. The Compensation Committee believes that the grant of options to directors serves to motivate them to achieve our strategic objectives and will result in benefit to all stockholders. Stock options are awarded to directors by our Board of Directors based upon the recommendation of the Compensation Committee, who base their decisions upon the level of responsibility and contribution of the individuals toward meeting our objectives and goals. The Compensation Committee also considers the overall number of stock options that are outstanding relative to the number of outstanding shares of common stock in determining whether to make any new grants of stock options and the size of such grants. Beginning in 2009, non-employee directors will receive stock valued at $35,000 per year. The Company is expected to issue this stock to directors at the end of 2009.
Summary of Director Compensation
     The following table provides information about the compensation paid to our directors during fiscal year 2008.

		Fees			Non-Equity
		Earned or			Incentive
		Paid in		Option	Plan	All Other
	Fiscal	Cash	Stock Awards	Awards	Compensation	Compensation	Total
Name (1)	Year	($)	($)	($)(2)	($)	($)	$
Brian L. Stafford	2008	$75,000	—	$72,607	—	—	$147,607
Henry H. Shelton	2008	75,000	—	32,270	—	—	107,270
Dennis W. DeConcini	2008	75,000	—	32,270	—	—	107,270
Keith Engel	2008	75,000	—	32,270	—	—	107,270
Larry Moeller	2008	75,000	—	32,270	—	—	107,270
Richard P. Torykian, Sr.	2008	75,000	—	32,270	—	—	107,270

(1)	Messrs. Jaumot and Peters joined the Board in January 2009 and did not receive any compensation in 2008.

(2)	The amounts shown in this column are valued based on the amount recognized for financial statement reporting purposes pursuant to SFAS 123R utilizing the Black-Scholes option pricing model, excluding the impact of estimated forfeitures. See Note 10 to our audited consolidated financial statements included elsewhere in this information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table provides information concerning beneficial ownership of our common stock as of March 19, 2009 based on 13,762,557 shares of common stock outstanding by:
•	each holder of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.
     As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
     Unless otherwise indicated, the principal address of each of the persons below is c/o Protective Products of America, Inc., 1649 Northwest 136th Avenue, Sunrise, Florida 33323.

		Percentage of
	Number of Shares	Outstanding
Name	Beneficially Owned(1)	Shares
Nicusa Investment Advisors (2)	2,459,300	17.9%
Fiera Capital Inc. (3)	1,914,625	13.9%
Fairholme Capital Management (4)	1,279,600	9.2%
Edco Financial Holdings, Ltd. (5)	947,691	6.9%
Brian L. Stafford	173,774	1.2%
General Henry H. Shelton, U.S. Army (ret.)	86,164	*
Hon. Dennis DeConcini	43,333	*
Keith Engel	40,533	*
Stephen Giordanella	1,457,983	10.3%
Frank E. Jaumot	0	0.0%
Larry Moeller	1,111,212	7.9%
Charles E. Peters, Jr.	0	0.0%
Richard P. Torykian, Sr.	63,333	*
Deon Vaughan	8,333	*
Jason Williams	13,333	*
All directors and officers as a group (13 persons)	3,063,167	20.7%

*	Represents less than 1%.

(1)	Includes shares that may be acquired upon the exercise or conversion of outstanding options, warrants and convertible debentures that will become exercisable or convertible upon the registration statement of which this information statement is a part becoming effective under the Exchange Act as follows: Gen. Shelton, 86,164 shares; Mr .. Stafford, 143,774 shares; Hon. DeConcini, 38,333 shares; Mr. Engel, 13,333 shares; Mr. Giordanella, 419,649 shares; Mr. Moeller, 385,540 shares; Mr. Torykian, 38,333 shares; Ms. Vaughan, 8,333 shares; Mr. Williams, 8,333 shares; and all directors and executive officers as a group (13 persons), 1,143,641 shares.

(2)	Information is as of October 31, 2008 (which is most current information available) and is based upon an Alternative Monthly Report filed pursuant to Canadian securities laws by Nicusa Capital Partners (“Nicusa”) on November 10, 2008. Nicusa is an investment advisor that furnishes investment advice to and manages onshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Nicusa possesses voting and/or investment power over the shares. All of the shares are owned by the Funds. Nicusa disclaims beneficial ownership of the shares. Nicusa’s address is 17 State St., Box 130, New York, NY 10004.

(3)	Information is as of May 31, 2008 (which is the most current information available) and is based upon an Alternative Monthly Report filed pursuant to Canadian securities laws by Fiera Capital Inc. (“Fiera”) on June 6, 2008. The shares are beneficially owned by various accounts managed by Fiera. Fiera’s address is 1501 McGill College Avenue, Suite 800, Montreal QC Canada H3A 3M8.

(4)	Information is as of April 30, 2008 (which is the most current information available) and is based upon an Alternative Monthly Report filed pursuant to Canadian securities laws by Fairholme Capital Management, L.L.C. (“Fairholme”) on May 8, 2008. Fairholme’s address is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

(5)	Information is as of April 8, 2009 and is based upon data obtained from the System for Electronic Disclosure by Insiders, an online database maintained by the Canadian Securities Administrators.

DESCRIPTION OF OUR INDEBTEDNESS
     The following description of our indebtedness is not complete and is qualified in its entirety by reference to the definitive agreements, instruments and other documents governing such indebtedness, copies of which are filed as exhibits to the registration statement of which this information statement is a part.
General
     As of December 31, 2008 we had, net of loan discounts of $0.3 million, approximately $18.9 million of consolidated indebtedness outstanding, consisting of approximately $8.1 million aggregate principal amount outstanding under our operating line of credit with CIBC, which bears interest at prime rate plus a spread of 650 to 675 basis points (equal to 9.9% as of December 31, 2008), $4.8 million aggregate principal amount of our subordinated, non-convertible debentures due 2009, which bear interest at 12.0% per annum and reflect a loan discount of $0.4 million, and $6.0 million aggregate principal amount of our subordinated, convertible debentures due 2011, which bear interest at 10.0% per annum.
Credit Agreement with CIBC
     On September 21, 2004, we entered into a credit agreement, which we refer to as the Credit Agreement, with Canadian Imperial Bank of Commerce, or CIBC. As of December 31, 2008 the Credit Agreement provided us with an operating line of credit with a borrowing capacity equal to the lesser of CAD$11.0 million ($9.1 million as of December 31, 2008) or an amount, which we refer to as the Borrowing Base, equal to the sum of:
(i)	75% of our eligible accounts receivable, plus

(ii)	the lesser of (a) 50% of our eligible raw material and finished goods inventory and (b) 40% of CIBC’s total commitment for the operating line of credit.
     The outstanding balance on the operating line of credit was $8.1 million and $12.4 million at December 31, 2008 and December 31, 2007, respectively. Based upon the Borrowing Base as of December 31, 2008, we did not have any additional borrowing availability on the line of credit as of the same date. As of December 31, 2008, the operating line of credit bears interest at prime rate plus a spread of 650 to 675 basis points, or 9.9%.
     The following is a summary of amendments to the Credit Agreement that we entered into since the Credit Agreement was signed.
     Effective May 25, 2006, we entered into a First Amending Agreement, or First Amendment, to the Credit Agreement. The First Amendment provided us a term loan of $25.0 million, which we used to acquire PPIC. The First Amendment also extended the maturity date of the operating line of credit and modified the financial covenants contained in the Credit Agreement.
     Effective March 8, 2007, we entered into a Second Amending Agreement, or Second Amendment, to the Credit Agreement. The Second Amendment established the Borrowing Base, increased the maximum borrowing capacity on the operating line of credit to CAD$30.0 million and further modified the financial covenants contained in the Credit Agreement.
     Effective September 12, 2007, we entered into a Third Amending Agreement, or Third Amendment, to the Credit Agreement. In connection with the Third Amendment, we obtained a waiver of certain financial covenant breaches. The Third Amendment further modified the financial covenants contained in the Credit Agreement and accelerated the maturity of the operating line of credit and outstanding term loan to December 31, 2007 from May 25, 2009.
     Effective November 14, 2007, we entered into a Fourth Amending Agreement, or Fourth Amendment, to the Credit Agreement. The Fourth Amendment, among other things, required us to make a prepayment of a portion of the outstanding term loan equal to the greater of CAD$7.0 million or the net proceeds from the sale of our Calgary facility and reduced the maximum borrowing capacity under the operating line of credit from CAD$30.0 million to CAD$15.0 million. The Fourth

Amendment also granted us a waiver with respect to certain financial covenant breaches and deferred the quarterly principal payment under the term loan of $2.0 million that was due on November 1, 2007 to December 31, 2007.
     Effective January 4, 2008, we entered into a Fifth Amending Agreement, or Fifth Amendment, to the Credit Agreement. The Fifth Amendment required us to prepay $5.0 million of the outstanding principal amount of the term loan on or prior to March 7, 2008 and undertake, and consummate, an offering of subordinated debt or equity securities that would provide us with net proceeds of at least $10.0 million on or prior to March 7, 2008. The Fifth Amendment also extended the maturity date of the operating line of credit and term loan from December 31, 2007 to March 31, 2008. On March 6, 2008, we repaid $5.0 million of the outstanding principal amount of the term loan and closed a Canadian public offering of 3,530,000 shares of our common stock that provided us with net proceeds of approximately $14.1 million.
     Effective April 11, 2008, we entered into a Sixth Amending Agreement, or Sixth Amendment, to the Credit Agreement. The Sixth Amendment required us to prepay $2.0 million of the outstanding principal amount of the term loan on May 1, 2008. The Sixth Amendment also extended the date of maturity of the operating line of credit and term loan from March 31, 2008 to June 30, 2008 and granted us a waiver with respect to certain financial covenant breaches. On June 30, 2008, we repaid the remaining $0.9 million outstanding principal amount of the term loan.
     Effective June 30, 2008, we entered into a Seventh Amending Agreement, or Seventh Amendment, to the Credit Agreement. The Seventh Amendment extended the maturity date of the operating line of credit from June 30, 2008 to July 31, 2008 and granted us a waiver with respect to certain financial covenant breaches.
     Effective July 31, 2008, we entered into an Eighth Amending Agreement, or Eighth Amendment, to the Credit Agreement. The Eighth Amendment, among other things, extended the maturity date of the operating line of credit from July 31, 2008 to August 29, 2008.
     Effective August 29, 2008, we entered into a letter agreement that amended the Credit Agreement by, among other things, extending the maturity date of the operating line of credit from August 29, 2008 to October 17, 2008 and reducing the maximum borrowing capacity under the operating line of credit from CAD$15.0 million to CAD$13.0 million.
     Effective as of January 30, 2009, we entered into the Forbearance Agreement and Amended and Restated Credit Agreement with CIBC. Pursuant to the Amended and Restated Credit Agreement, the interest rate on our line of credit was increased to the prime rate plus 650 to 675 basis points (equal to 9.9% as of December 31, 2008) and the maximum borrowing capacity under our line of credit was reduced from CAD$13.0 million to CAD$11.0 million effective as of December 31, 2008, and to CAD$9.0 million effective as of January 30, 2009. The outstanding balance under our line of credit is now due June 30, 2009. The Amended and Restated Credit Agreement contains financial covenants relating to the ratio of our debt to EBITDA, maintaining a minimum level of stockholders’ equity and the ratio of our current assets to current liabilities. As of December 31, 2008, we were not in compliance with any of these covenants.
     Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. In connection with entering into the Forbearance Agreement, we paid CIBC an aggregate fee of $200,000. During the forbearance period, we must comply with new financial covenants relating to achieving targeted internal cash projections and maintaining a minimum level of stockholders’ equity of at least $4.0 million. In the event we receive our expected federal income tax refund for 2007, our borrowing capacity under our line of credit will be immediately reduced to CAD$7.8 million.
     Subsequent to the execution of the Forbearance Agreement, we determined that we were not in compliance with certain of our covenants including the covenant requiring us to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 our stockholders’ equity was $3.5 million. We have discussed with CIBC our belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement. As a result of these discussions, we plan to request a waiver from CIBC concerning this covenant; however, there are no assurances that we will be successful.

     We believe that we will have available cash resources to make the required payments against our line of credit. We continue to work towards securing new financing before June 30, 2009. However, there can be no assurances we will be able to secure new financing or, if we are unsuccessful in securing new financing, that CIBC would extend the forbearance period or allow us to continue borrowing under our line of credit after June 30, 2009. If we are unable to negotiate new financing to replace the Amended and Restated Credit Agreement, our company could be materially and adversely affected and we may not be able to continue as a going concern.
Subordinated, Non-Convertible Debentures
     On August 29, 2007, we issued $3.4 million aggregate principal amount of subordinated, non-convertible debentures, or Non-Convertible Debentures, to certain of our directors. Additionally, on September 28, 2007, we issued $1.7 million Non-Convertible Debentures to a significant stockholder. See “Management—Related Party Transactions.” The Non-Convertible Debentures carry an interest rate of 12.0% per annum, payable monthly, for a two-year term and no penalty for prepayment.
     Each of the holders of the Non-Convertible Debentures received a pre-emptive right to participate in any future issuance for cash by us of common stock or any securities exercisable, exchangeable or convertible into common stock, other than securities issued pursuant to our stock option plan, to ensure that such holder’s equity ownership interest (determined on a fully-diluted basis) is not reduced after any such issuance. In addition, for each $10.00 of principal amount of Non-Convertible Debenture, the holder was granted one common stock purchase warrant with an exercise price of CAD$7.50. See “Description of Our Capital Stock—Warrants,” for a description of the warrants.
     We utilized a Black-Scholes option pricing model to determine the fair value of the warrants issued in connection with the Non-Convertible Debentures. As a result, we recorded a reduction to long term debt, in the form of a loan discount, and an increase to stockholders’ equity equal to the fair value of the warrants, or $0.8 million. The discount is being amortized as interest expense using the effective interest rate method over the terms of the Non-Convertible Debentures.
Subordinated, Convertible Debentures
     On February 4, 2008, we issued $6.0 million aggregate principal amount of subordinated, convertible debentures, or Convertible Debentures, of which $2.4 million was issued to certain of our officers and directors, in a private placement transaction. See “Management—Related Party Transactions.” The Convertible Debentures carry an interest rate of 10.0% per annum, payable monthly, for a three-year term with a conversion price of the Canadian dollar equivalent of $6.57, or 913,242 shares of our common stock. We have the option to force conversion if, after the first year of the term of the Convertible Debentures, our common stock trades at or above the Canadian dollar equivalent of $9.10 for 30 or more consecutive trading days. We are currently unable to force conversion of the Convertible Debentures.

DESCRIPTION OF OUR CAPITAL STOCK
     The following description of our capital stock is not complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this information statement is a part. You should read the full text of our certificate of incorporation and bylaws, as well as the applicable provisions of Delaware law.
General
     Our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 2008, there were 13,762,557 shares of our common stock outstanding, outstanding warrants to acquire 510,000 shares of our common stock, outstanding debentures that are convertible into 913,242 shares of our common stock and outstanding stock options to acquire 1,267,911 shares of our common stock. For a description of the terms of our outstanding convertible debentures, see “Description of Our Indebtedness.”
Common Stock
     We have a single class of common stock. The holders of our common stock are entitled to one vote per share of common stock held on all matters voted on by our stockholders, including the election of directors, and except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock would be entitled to share ratably in all assets available for distribution to stockholders after payment in full of amounts required to be paid to creditors.
     The holders of our common stock have no preemptive rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any outstanding preferred stock.
     All outstanding shares of our common stock are validly issued, fully paid and non-assessable.
     Our common stock is listed and posted for trading on The Toronto Stock Exchange under the symbol “PPA.”
     Valiant Trust Company serves as the transfer agent and registrar for our common stock.
Warrants
     In October 2007, we issued warrants to acquire an aggregate of 510,000 shares of our common stock. The warrants have an exercise price of CAD$7.50 per share and are exercisable within the two-year period following their issuance. Holders of the warrants have no rights as holders of our common stock prior to exercising the warrants and acquiring shares of our common stock. Messrs. Giordanella and Moeller each hold 170,000 of these warrants. See “Management—Related Party Transactions—Subordinated Indebtedness to Related Parties”.
Lock-up Agreements
     All of the holders of our outstanding debentures, warrants and stock options have entered into agreements with us pursuant to which they have agreed not to exercise any of their convertible debentures, stock options or warrants until the registration statement of which this information statement is a part is declared effective under the Exchange Act. This lock-up applies to all currently vested options as well as options that may become vested during the lockup period.

Preferred Stock
     Our certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock.
     We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise.
     The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of, impair the liquidation rights of or restrict distributions to holders of our common stock.
     No shares of preferred stock are currently outstanding and we have no present plans to issue any shares of our preferred stock.

CERTAIN PROVISIONS OF DELAWARE LAW AND
OUR CERTIFICATE OF INCORPORATION AND BYLAWS
     The following summary of certain provisions of our certificate of incorporation and bylaws is qualified in its entirety by reference to our complete certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this information statement is a part. You should read the full text of our certificate of incorporation and bylaws, as well as the applicable provisions of Delaware law.
General
     Our certificate of incorporation and bylaws contain certain provisions that could make the acquisition of our company by means of a tender offer, proxy contest or otherwise more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.
Classified Board of Directors
     Our certificate of incorporation provides that our Board of Directors is divided into three classes as nearly equal in number as possible. Class I directors will initially serve for a one-year term ending on the date of our 2009 annual meeting, Class II directors will initially serve for a two-year term ending on the date of our 2010 annual meeting and Class III directors will initially serve for a three-year term ending on the date of our 2011 annual meeting. At each succeeding annual meeting of stockholders beginning in 2009, successors to the class of directors will serve for a three-year term, with each director to hold office until such director’s successor is duly elected and qualified.
     This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions of our certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of our Board of Directors.
     We believe that a classified board will help to ensure the continuity and stability of our Board of Directors and our business strategies and policies as determined by our Board of Directors, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.
Number of Directors; Filling Vacancies; Removal
     Our bylaws provide that our Board of Directors must consist of at least three directors, and our Board of Directors will fix the exact number of directors to comprise our Board of Directors. Currently, there are nine members of our Board of Directors. A director may be removed from office only for cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote at an election of directors. A director may not be removed without cause. Additionally, only our Board of Directors is authorized to fill any vacancies resulting in our Board of Directors. As discussed above, these provisions, in combination with the classified Board of Directors, have the effect of making it difficult for a potential acquirer to gain control of our Board of Directors.
Special Meetings of Stockholders
     Our bylaws provide that special meetings of stockholders may be called only by our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer or, in the absence of a Chief Executive Officer, our President, but not by any stockholder in its capacity as a stockholder. This provision may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by a director or officer.

Advance Notice of Stockholder Nominations and Stockholder Proposals
     Our bylaws have advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to (i) business specified in the notice of meeting (or supplement to the notice) given by or at the direction of our Board of Directors or (ii) business properly brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.
     Our bylaws govern stockholder nominations of candidates for election as directors except with respect to the rights of holders of our preferred stock. Under our bylaws, nominations of persons for election to our Board of Directors may be made at an annual meeting by a stockholder of record on the date of giving notice to our secretary and as of the record date for the determination of stockholders entitled to vote at the meeting if the stockholder submits a timely notice of nomination. A notice of a stockholder nomination will be timely only if it is delivered to us at our principal executive offices not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made. The notice of a stockholder nomination must contain specified information, including, without limitation:
•	the name and address of the stockholder of record making the nomination;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;

•	a description of all arrangements or understandings between the stockholder and each candidate to serve as a director and any other person pursuant to which such nomination is made by the stockholder;

•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice;

•	the name, age, business and residence addresses and principal occupation or employment of the stockholder’s candidate;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder’s candidate;

•	the consent of each candidate to serve as a director if so elected; and

•	such other information that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.
     Our bylaws govern the notification process of all other stockholder proposals to be brought before an annual meeting. Under our bylaws, notice of a stockholder proposal will be timely only if it is delivered to us at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made.
     The notice of a stockholder proposal must contain specified information, including, without limitation:
•	a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and address of the stockholder of record making the proposal;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;

•	a description of any material interest of the stockholder in the business;

•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting; and

•	such other information that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.
     The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation to elect its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.
Preferred Stock
     Our certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more classes or series and to fix the designation, powers, preferences, rights, qualifications, limitations or restrictions of such series of preferred stock, which may be greater than those of our common stock. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of, impair the liquidation rights of or restrict distributions to holders of our common stock.
Amendment of our Certificate of Incorporation and Bylaws
     Our certificate of incorporation requires the affirmative vote of the holders of not less than 75% of our capital stock entitled to vote in the election of directors to amend, repeal or adopt any provision inconsistent with the provisions of our certificate of incorporation relating to our Board of Directors or the amendment, alteration, change or repeal of any of its provisions. Other than with respect to these provisions, the affirmative vote of the holders of a majority of our capital stock is required to amend, repeal or adopt any provision of our certificate of incorporation. Our bylaws provide that our Board of Directors or stockholders may amend our bylaws.
Limitation of Liability of Directors and Indemnification of Directors and Officers
     Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or DGCL; and

•	any transaction from which the director derived an improper personal benefit.
     Our certificate of incorporation and bylaws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. Any amendment to this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
     We have obtained policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to our directors or officers.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form 10, of which this information statement is a part, under the Exchange Act with respect to the shares of our common stock that were issued in connection with our domestication. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and our common stock, please refer to the registration statement. While we have provided summaries of the material terms of certain agreements and other documents in this information statement, these summaries do not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. We will become subject to the information and periodic reporting requirements of the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act. Once we become subject to such reporting requirements, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website.
     You can also find additional information about us on our website at www.protectiveproductsofamerica.com. The information contained in our website does not constitute a part of this information statement.
     You should rely only on the information contained in this information statement and other documents referred to in this information statement. We have not authorized anyone to provide you with information that is different. This information statement is being furnished by us solely to provide information to our stockholders who received our common stock in the domestication. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of PPA. We believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and we will not update the information except to the extent required in the normal course of our public disclosure practices and as required pursuant to the federal securities laws.

PROTECTIVE PRODUCTS OF AMERICA, INC
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Certified Public Accounting Firm
To the Board of Directors and Stockholders of
Protective Products of America, Inc.
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Protective Products of America, Inc. (formerly Ceramic Protection Corporation) and its subsidiaries at December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
April 6, 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Protective Products of America, Inc.:
In our opinion, the accompanying consolidated balance sheet and the consolidated statement of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Protective Products of America, Inc., formerly Ceramic Protection Corporation, and its subsidiaries at December 31, 2007 and the results of their operations and their cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada
March 31, 2008, except for Note 5 which is as of February 9, 2009.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
(thousands of United States dollars unless otherwise noted)	2008	2007

ASSETS
Current assets
Cash	$1,498	$2,814
Accounts receivable, net of allowance for doubtful accounts of $55 and $144, respectively	5,853	7,530
Inventory, net	7,062	9,152
Income taxes receivable	5,373	5,208
Prepaid expenses and other current assets	539	989
Note receivable, current portion	37	37
Deferred income taxes	31	932
Current assets of discontinued operations	1,305	8,488

Total current assets	21,698	35,150
Property, plant and equipment, net	2,513	2,017
Goodwill	—	25,766
Intangible assets, net	9,351	11,041
Note receivable	27	71
Other assets	220	250
Long term assets of discontinued operations	2,566	32,661

Total assets	$36,375	$106,956

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,180	$15,498
Deferred revenue and customer deposits	1,128	2,535
Line of credit	8,124	12,425
Current portion of long term debt	4,783	7,968
Liabilities of discontinued operations	2,134	3,480

Total current liabilities	23,349	41,906
Deferred income taxes	3,521	3,585
Long term debt	6,000	4,428

Total liabilities	$32,870	$49,919

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 0 issued	$—	$—
Common stock, $0.001 par value, 40,000,000 shares authorized, 13,762,557 and 10,232,557 issued and outstanding, respectively	14	42,094
Additional paid in capital	60,381	3,056
Accumulated other comprehensive income	1,467	1,292
Retained earnings(accumulated deficit)	(57,957)	11,232
Advances and receivables from stockholder	(400)	(637)

Total stockholders’ equity	3,505	57,037

Total liabilities and stockholders’ equity	$36,375	$106,956

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(thousands of United States dollars, except share and per share amounts)	2008	2007

Sales	$85,366	$73,746
Cost of sales	61,982	53,816

Gross margin	23,384	19,930
Operating expenses
Selling, general and administrative	20,833	19,920
Research and development	1,528	143
Impairment of goodwill and intangible assets	28,288	—

Total operating expenses	50,649	20,063

Operating loss	(27,265)	(133)
Interest expense	3,031	2,280
Other income	(199)	(223)

Total other expense	2,832	2,057

Loss from continuing operations before income taxes	(30,097)	(2,190)
Income tax provision (benefit)	1,020	(741)

Net loss from continuing operations	(31,117)	(1,449)
Loss from discontinued operations	(38,072)	(8,652)

Net loss	$(69,189)	$(10,101)

Basic loss per share:

Continuing operations	$(2.37)	$(0.14)
Discontinued operations	(2.90)	(0.85)

Net loss	$(5.27)	$(0.99)

Diluted loss per share:

Continuing operations	$(2.37)	$(0.14)
Discontinued operations	(2.90)	(0.85)

Net loss	$(5.27)	$(0.99)
Weighted average common shares outstanding:

Basic	13,133,927	10,216,519
Diluted	13,133,927	10,216,519

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(in thousands of United States dollars, except per share data)

						Advances
				Accumulated		and
	Common Stock		Additional	Other		Receivables
	Number of		Paid in	Comprehensive	Retained	from
	shares	Amount	Capital	Income (Loss)	Earnings	Stockholder	Total
BALANCE — DECEMBER 31, 2006	10,172,059	$41,571	$1,138	$1,438	$21,333	$(637)	$64,843
Comprehensive (loss):
Net loss	—	—	—	—	(10,101)	—	(10,101)
Foreign currency denominated financial liability designated as a hedge	—	—	—	2,108	—	—	2,108
Foreign currency translation	—	—	—	(2,254)	—	—	(2,254)

Total comprehensive (loss)	—	—	—	—	—	—	(10,247)

Issuance of shares to employees for options exercised	60,498	523	(227)	—	—	—	296
Fair market value of warrants issued in conjunction with subordinated debentures	—	—	816	—	—	—	816
Stock based compensation expense	—	—	1,329	—	—	—	1,329

BALANCE — DECEMBER 31, 2007	10,232,557	$42,094	$3,056	$1,292	$11,232	$(637)	$57,037

Comprehensive (loss):

Net loss	—	—	—	—	(69,189)	—	(69,189)
Foreign currency denominated financial liability designated as a hedge	—	—	—	(58)	—	—	(58)
Foreign currency translation	—	—	—	233	—	—	233

Total comprehensive (loss)	—	—	—	—	—	—	(69,014)

						Advances
				Accumulated		and
	Common Stock		Additional	Other		Receivables
	Number of		Paid in	Comprehensive	Retained	from
	shares	Amount	Capital	Income (Loss)	Earnings	Stockholder	Total

Issuance of common shares from public offering	3,530,000	14,068	—	—	—	—	14,068
Change in share capital structure effective July 31, 2008	—	(56,148)	56,148	—	—	—	—
Stock based compensation expense	—	—	1,177	—	—	—	1,177
Adjustment to write-off working capital adjustment	—	—	—	—	—	237	237

BALANCE — DECEMBER 31, 2008	13,762,557	$14	$60,381	$1,467	$(57,957)	$(400)	$3,505

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(thousands of United States dollars)	2008	2007
Cash provided by (used in) operating activities
Net (loss)	$(69,189)	$(10,101)
Net loss from discontinued operations	38,072	8,652
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,348	1,398
Non-cash interest expense on long-term debt	390	98
Stock-based compensation	1,177	1,077
Provision for doubtful accounts	(89)	63
Provision for inventory obsolescence	(108)	848
Loss on disposal of property, plant and equipment	333	—
Impairment of goodwill and long-lived intangible assets	28,288	—
Write-off of working capital adjustment balance	237	—
Deferred income tax expense (benefit)	529	372
Foreign exchange gain on operating line of credit	(540)	—
Changes in assets and liabilities, net of acquisition:
Accounts receivable	2,121	(5,866)
Inventory	2,427	(8,715)
Prepaid and other current assets	452	(703)
Income taxes receivable	306	(3,671)
Deferred costs and other assets	32	(202)
Accounts payable and accrued liabilities	(8,441)	14,244
Deferred revenues and customers deposits	(2,321)	2,384

Cash (used in) operating activities from continuing operations	(4,976)	(122)

Cash (used in) operating activities from discontinued operations	(2,179)	(9,452)

Total (used in) operating activities	(7,155)	(9,574)

Cash provided by (used in) investing activities
Purchase of property, plant and equipment	(1,161)	(1,063)
Acquisition of business and manufacturing assets	(1,441)	—
Proceeds received on notes receivable	44	35

Cash (used in) investing activities from continuing operations	(2,558)	(1,028)

Cash provided by(used in) investing activities from discontinued operations	(81)	5,995

Total cash provided by (used in) investing activities	(2,639)	4,967

Cash provided by (used in) financing activities
Net (payments) borrowings from operating line of credit	(3,761)	12,425
Proceeds from the issuance long-term debt	6,000	5,100
Repayments of long-term debt	(7,968)	(13,101)
Net proceeds from issuance of common stock	14,068	296

Cash provided by financing activities from continuing operations	8,339	4,720

Cash provided by (used in) financing activities from discontinued operations	—	—

Total cash provided by financing activities	8,339	4,720

Foreign exchange gain (loss) on cash held in foreign currencies	139	(779)

Net (decrease) in cash during the period	(1,316)	(666)
Cash, beginning of period	2,814	3,480

Cash, end of period	$1,498	$2,814

Supplemental information:

Interest paid	$2,826	$2,641
Income taxes paid	—	160
Income taxes recovered	508	—
The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Business
     Protective Products of America, Inc. (formerly Ceramic Protection Corporation) and its wholly owned subsidiaries (“PPA” or the “Company”) design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. PPA’s product portfolio includes a full line of soft armor police and military protective products, including vests, shields, helmets and law enforcement vehicle door protection systems. One of the Company’s key products is the Modular Tactical Vest, or MTV.
     The Company’s primary customers include agencies of the U.S. Government, international militaries, prime government contractors who integrate its products into their armor systems, distributors and law enforcement agencies. The Company’s headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida, and the Company has an additional manufacturing facility in Granite Falls, North Carolina.
     During 2007, PPA was a Canadian company, incorporated in the province of Alberta. In July 2008, pursuant to a Plan of Arrangement, the Company completed the process of continuing from the jurisdiction of the Business Corporation Act of Alberta, Canada, to domesticate and operate under the General Corporation Law of the State of Delaware.
Principles of Consolidation
     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of PPA. The financial results presented in this information statement reflect the Company’s continuing operations only, in U.S. dollars unless otherwise stated. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates and Measurement Uncertainty
     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. Management relies upon the use of estimates when valuing warrants and stock based compensation expense; determining the collectibility of accounts receivable; determining the valuation of inventory; determining the estimated useful lives of property, plant and equipment and intangible assets; and evaluating and assessing the recoverability of deferred tax assets. The assessment of whether the carrying value of goodwill, definite and indefinite life intangible assets and property, plant and equipment is impaired also involves significant estimates. The Company believes that the application of the accounting policies described in the following paragraphs is highly dependent on critical estimates and assumptions that are inherently uncertain and highly susceptible to change. Actual results could differ from those estimates and such difference could be material to the Company’s financial statements.
Foreign Currency Translation and Reporting Currency
     Prior to July 31, 2008, the functional currency of the Company was the Canadian dollar, which was the local currency of the predecessor company, Ceramic Protection Corporation. The Company measured the financial statements of its subsidiaries, all of whom were in the United States, using the United States dollar (the “U.S. dollar”) as the functional currency. The assets and liabilities of these subsidiaries were translated from the U.S. dollar to the Canadian dollar at the exchange rate on the balance sheet date. Revenues, costs and expenses were translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders’ equity.
     Transactions denominated in a currency other than the Company’s functional currencies were recorded at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the

Company’s functional currencies were remeasured at the exchange rate in effect as of the reporting period, and the related gains or losses were included in the results of operations for the period.
     Following its domestication, the Company adopted the U.S. dollar as its reporting currency. In addition, as all of the Company’s operations are based in the U.S., the Company changed its functional currency to the U.S. dollar. As a result of the change in reporting currency, the financial statements of the Company for the year ended December 31, 2007, which were previously presented in Canadian dollars, have been translated from Canadian dollars to U.S. dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” Revenues and expenses were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and stockholders’ equity balances were translated at the exchange rates in effect on the date of each transaction. Translation adjustments resulting from this process have been included in stockholders’ equity.
Cash
     Cash, which is maintained in financial institutions, represents deposits that may be redeemed upon demand. The Company maintains cash with various financial institutions. Although at certain times these deposits may exceed government insured depository limits, the Company has evaluated the credit worthiness of these financial institutions, and determined the risk of material financial loss due to exposure of such credit risk to be minimal. The Company has not experienced any losses on these financial institutions.
Collectibility of Accounts Receivable
     The Company bases its allowance for doubtful accounts on management’s estimates of the creditworthiness of its customers, analysis of delinquent accounts, the payment histories of the accounts and management’s judgment with respect to current economic conditions. The Company maintains an allowance for doubtful accounts based on historic collectibility and specific identification of potential problem accounts.
Inventory
     Raw materials inventories are valued at the lower of cost on a first in, first out basis or replacement value. Work in process and finished goods inventories are valued at the lower of cost (on a moving average basis) or net realizable value. An allowance for potential non-saleable inventory due to excess stock or obsolescence is based upon a review of inventory quantities, past history and expected future usage.
Property, Plant and Equipment
     The components of property, plant and equipment are recorded at cost, net of accumulated depreciation. Major additions, improvements and renewals that substantially increase the useful lives of the assets are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is calculated by using the straight-line method over the following estimated useful lives:

Leasehold Improvements	Lesser of 10 years or term of lease
Machinery and Equipment	5 years
Office, Furniture and Fixtures	3 to 5 years
Vehicles	4 years
     Gains and losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statements of operations on the date of retirement and disposal.
Goodwill and Indefinite Life Intangible Assets
     Goodwill represents the excess of the purchase price of an acquired entity over the fair value of net assets acquired and liabilities assumed. Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” provides that goodwill and other intangible assets with indefinite lives shall not be amortized but shall be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable and exceeds its estimated fair value. In such circumstances, the Company would recognize an impairment loss for the difference between estimated fair value and carrying value.
Other Long Lived and Intangible Assets
     The Company reviews the recoverability of long-lived and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The assessment of possible impairment is based upon the Company’s ability to recover the carrying value of the asset or asset group from the expected pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets.
Revenue Recognition
     The Company derives substantially all of its revenues by fulfilling orders under contracts awarded by branches of the U.S. military, the Department of Homeland Security, domestic law enforcement agencies and international militaries. Under these contracts, the Company provides soft body armor products for law enforcement personnel and ballistic system armor for military personnel. Once the price has been determined and agreed upon by the Company, the Company does not have the ability to renegotiate the price or to pass any cost overruns on to the customer. During the term of the contract, the Company receives purchase orders from the customer to manufacture and ship a certain number of units of a particular product. The Company ships only the number of units ordered and recognizes revenue only on those units.
     The Company recognizes revenue when it is realized or realizable and has been earned. Revenue is recognized when persuasive written evidence of an arrangement exists in the form of a written contract and written purchase order, the product has been delivered and legal title and all risks of ownership have been transferred, the written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured.
     Deferred revenue represents the billing of a sale, in accordance with the terms of the sales agreement, for which all of the criteria required for revenue recognition have not been met. In such instances, the Company records a current liability which is referred to as “deferred revenue” until the shipped product has been received at the destination and legal title has passed to the buyer. Once this occurs, the Company debits the deferred revenue liability account and records revenue. No return allowance is made as product returns are insignificant based on historical experience.
     The Company estimates warranty reserves based in part upon historical warranty costs, which have been immaterial thus far. In the event the Company incurs more significant warranty-related matters which might require a broad-based correction, separate reserves would be established when such events are identified and the cost of correction can be reasonably estimated.
     When the Company receives a significant sales order from a customer, a portion of the value of the order in the form of a customer deposit may be collected. Customer deposits and pre-payments are recorded as current liabilities. Customer deposits may or may not be refundable, in whole or in part, based upon the terms of the sales contract. When the Company bills customers for product shipped to them, their deposits are credited back to them on a pro-rata basis based on the size of their shipment compared to the size of their full sales commitment.
     Cost of sales consists of parts, direct labor and overhead expense incurred for the fulfillment of orders. Additionally, the Company allocates certain indirect overhead expenses such as employee benefits, computer supplies, depreciation for computer equipment and production equipment based on personnel and equipment assigned to the job. As a result, indirect overhead expenses are included in both cost of sales and selling, general and administrative expense in its statement of operations. Costs of sales are charged to expense and the corresponding inventory balances are reduced, when revenue is recognized.

Research and Development
     The Company includes all expenditures related to research and development expenses as a separate line item in its statement of operations. Research and development expenses generally consist of designing products to meet certification standards and testing the ballistic properties of materials and manufactured armor.
Stock-Based Compensation
     The Company has a stock option plan enabling certain officers, directors, employees and service providers to purchase shares of common stock at exercise prices equal to the market price, as defined by the plan, on the date the option is granted. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” In accordance with SFAS 123R, the Company measures the cost of employee services received in exchange for equity-based awards based on grant date fair value. Pre-vesting forfeitures are estimated at the time of grant and the Company periodically revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Equity-based compensation is only recognized for equity-based awards expected to vest.
Income Taxes
     The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes”, which requires an asset and liability approach to financial accounting for income taxes. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.
     The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. If these estimates and assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax asset or liability resulting in income tax expense or recovery. The Company evaluates the valuation allowance quarterly and adjusts the amount if necessary.
     Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The adoption of FIN 48 had no impact on the Company’s financial statements. Pursuant to FIN 48, the Company periodically assesses its tax filing exposures related to calendar years 2005, 2006 and 2007 which are statutorily open to examination.
Earnings (Loss) per Share
     Basic earnings (loss) per share is computed by dividing the net earnings or loss available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing the net earnings or loss available to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and share purchase warrants using the treasury stock method except in cases where the effect would be anti-dilutive.
Hedging Activities
     The Company designated its U.S. dollar denominated term loan indebtedness to hedge the risk associated with the net investment in Protective Products International Corp. (“PPIC”). The changes in the value of the hedge offset the changes in the value of the PPIC net investment on a consolidated basis. The hedge matured on June 30, 2008 when the final payment was made to pay off the term loan. During the year ended December 31, 2008, translation losses related to the designated hedge of $0.1 million were recorded to stockholders’ equity. The Company does not engage in hedging of foreign currencies through the purchase of option contracts or forward exchange contracts. It is the Company’s policy not to enter into speculative hedging arrangements.

Recently Issued Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 creates a common definition for fair value for recognition or disclosure purposes under generally accepted accounting principles. SFAS 157 also establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. As permitted by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” the Company elected to defer the adoption of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Although the partial adoption of SFAS 157 on January 1, 2008 had no impact on the Company’s financial condition and results of operations, the Company will continue to evaluate the impact of SFAS 157 on its non-financial assets, including intangible assets, upon final adoption in 2009.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). This statement establishes principles and disclosure requirements for entities that choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. The effective date of the Statement is for the first fiscal year that beginning after November 15, 2007. The Company adopted SFAS 159 as of January 1, 2008 and has elected not to apply the fair value option to any of its financial instruments.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” ( “SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will assess the impact of SFAS 160 if and when a non-controlling interest is acquired in the future.
     In June 2008, the FASB ratified the consensus reached on EITF No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company is currently evaluating the impact of the pending adoption of EITF 07-05.

NOTE 2 — GOING CONCERN
     The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as they become due.
     For the year ended December 31, 2008, the Company incurred net losses from continuing and discontinued operations of $31.1 million and $38.1 million, respectively. Additionally, in 2008 the Company had negative cash flows from operating activities from continuing operations and discontinued operations of $5.0 million and $2.2 million, respectively. The Company has relied, in part, upon debt financing to fund its operations. As of December 31, 2008, the Company was not in compliance with any of its financial covenants in its Amended and Restated Credit Agreement. As of December 31, 2008, the Company had outstanding indebtedness of $18.9 million including $8.1 million outstanding under its line of credit and had $1.5 million in cash.
     The Company’s primary operating line of credit is with Canadian Imperial Bank of Commerce, or CIBC, and, as of December 31, 2008, the Company had $8.1 million of debt outstanding under the line of credit. There have been a number of amendments to the credit agreement governing the Company’s line of credit over the past 18 months. Effective as of January 30, 2009, the Company entered into a Forbearance Agreement and an Amended and Restated Credit Agreement with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by the Company under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by the Company under the Amended and Restated Credit Agreement or (iii) any breach by the Company of the Forbearance Agreement. The Amended and Restated Credit Agreement increased the interest rate on the Company’s line of credit from the prime rate plus 450 basis points to the prime rate plus 650 to 675 basis points and reduced the maximum borrowing capacity under the Company’s line of credit to CAD$9.0 million. The outstanding balance under the Company’s line of credit is now due June 30, 2009. However, there can be no assurances that the Company will be able to secure new replacement financing by June 30, 2009.
     As such, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company’s ability to continue as such is dependent upon management’s ability to successfully execute its business plan, including increasing revenues through the sale of existing and future product offerings and reducing expenses in order to meet the Company’s current and future obligations. In addition, the Company’s ability to continue as a going concern is dependent upon management’s ability to successfully refinance or replace its current indebtedness. Failure to obtain financing will have a material adverse impact on the Company’s operations and liquidity.
     Subsequent to the execution of the Forbearance Agreement, the Company determined that it was not in compliance with certain of its covenants including the covenant requiring the Company to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 the Company’s stockholders’ equity was $3.5 million. The Company has discussed with CIBC its belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement. As a result of these discussions, the Company plans to request a waiver from CIBC concerning this covenant, however, there are no assurances that the Company will be successful. See Note 9 — “Debt” and Note 17 — “Subsequent Events”.
     A major solicitation for the Improved Outer Tactical Vest, or IOTV, was issued by the U.S. Army in early 2008. The Company bid on the solicitation in April 2008 and in March 2009, upon written request from the U.S. Army, the Company provided an extension of the proposal acceptance period through July 31, 2009. The Company continues to believe that it is well positioned to receive a portion of the award. However, even if the Company is successful in receiving a portion of the award, the Company may not generate any material revenues from this award until 2010. As result of the delay in completing the solicitation, the Company’s revenues from the U.S. military for 2009 may be substantially lower than 2008 levels. Unless the Company secures future contracts to help restore positive cash flow, or renegotiate the maturity date or terms of both its Amended and Restated Credit Agreement and its debentures, there is substantial doubt as to the Company’s ability to continue as a going concern.
     The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company is unable to operate as a going concern.

NOTE 3 — MAJOR CUSTOMERS
     During the year ended December 31, 2008, the Company derived 82% of its revenue directly from the United States military, and 2% of its revenue from other government agencies. During the year ended December 31, 2007, the Company generated 92% of its revenues directly from the United States military, and 2% of its revenues from other government agencies. If the military reduces its demand for the Company’s products, the Company’s financial results will be adversely affected.
NOTE 4 — BUSINESS ACQUISITIONS
     On January 7, 2008, the Company acquired certain assets and production facilities located in Granite Falls, North Carolina from ForceOne, LLC. The acquired assets and operations were merged into the Company’s newly formed subsidiary Protective Products of North Carolina, LLC. The purchase price for the acquisition was $2.1 million, consisting primarily of $1.6 million paid in cash ($0.1 million of which represents transaction costs paid in 2007) and a forgiveness of $0.5 million in accounts receivable balances (net of payables assumed) due from ForceOne, LLC. The Company entered into this transaction to broaden its product offering and enable it to be more competitive in the marketplace.
     The estimated fair values of the total assets acquired as of the date of acquisition are presented in the following table:

(in thousands of dollars)

Purchase Price
Cash	$1,442
Transaction costs	120
Trade receivables due from ForceOne, LLC forgiven	559
Trade payables of ForceOne, LLC assumed	(41)

Total purchase price	$2,080

Allocation
Inventory	$230
Property, plant and equipment	428
Other assets	2
Goodwill	1,420

Total assets acquired	$2,080

NOTE 5 — DISCONTINUED OPERATIONS
     During the period from January 2007 through September 2008, the Company incurred significant losses at its Newark, Delaware operations. These losses combined with a significantly less favorable outlook for awards under certain ceramic armor bids, as well as substantial delays in activity under a previously disclosed purchase order for ceramic plates, indicated that the carrying value of certain assets may not be recoverable. Accordingly, after an impairment analysis was conducted, the Company concluded that all of the goodwill and long-lived intangible assets, and a significant portion of its property located in Delaware, had been permanently impaired under the guidelines of FASB Statement No. 142 (see Note 8 — “Goodwill and Intangible Assets”) and FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets.” For the year ended December 31, 2008, the Company recorded in its operating expenses a non-cash impairment charge of $22.0 million related to goodwill and long-lived intangible assets and a $5.7 million write-down of fixed assets. The net write-down of $5.7 million reflects a positive adjustment of $0.6 million during the fourth quarter ended December 31, 2008 to adjust the carrying value of these assets to fair value. In addition, a related inventory write-down of $4.7 million associated with certain inventories at the Newark, Delaware facility was recorded in cost of goods sold.
     Additionally, in accordance with FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, the Company recorded separation liabilities and the estimated costs of $1.4 million, which was charged to selling, general and administrative expense, associated with the cessation of the use of the facility and equipment under operating leases. Also, the Company adopted a formal exit plan in September 2008 to discontinue all operations in Delaware by December 31, 2008.
     During the second quarter of 2007, the Company closed its manufacturing facility in Calgary, Canada, consolidated the majority of its armor production into its Newark, Delaware location and recorded a restructuring charge of $0.8 million. Due to the discontinuance of operations at the Newark facility as described above, all financial data in these financial statements related to the former manufacturing facility in Calgary, including the $0.8 million restructuring charge, are now presented in discontinued operations for all periods presented.
     The following table reflects the balance sheets for discontinued operations as of December 31, 2008 and 2007:

(thousands of dollars)	2008	2007

ASSETS
Current assets
Accounts receivable	$284	$574
Inventory	992	7,581
Prepaid expenses and other current assets	29	333

Total current assets	1,305	8,488
Long term assets
Property, plant and equipment	2,566	8,967
Goodwill	—	20,490
Intangible assets	—	1,650
Other assets	—	1,554

Total long term assets	2,566	32,661

Total assets	$3,871	$41,149

LIABILITIES
Accounts payable and accrued liabilities	$2,134	$3,480

Total liabilities	$2,134	$3,480

     The following table reflects the statements of operations for discontinued operations for the year ended December 31, 2008 and December 31, 2007:

	Year Ended December 31,
(thousands of dollars)	2008	2007

Sales	$11,979	$6,441
Cost of sales	18,040	12,713

Gross margin	(6,061)	(6,272)
Operating expenses
Selling, general and administrative	4,781	7,017
Research and development	345	1,169
Gain on disposal of fixed assets	—	(4,003)
(Gain)/Loss on foreign exchange	(44)	346
Impairment of goodwill and intangible assets	22,016	—
Impairment of property, plant and equipment	5,692	165

Total operating expenses	32,790	4,694

Operating loss	(38,851)	(10,966)
Interest expense (1)	185	360
Other income	(1)	(16)

Total other expense (income)	184	344

Loss from discontinued operations before income taxes	(39,035)	(11,310)
Income tax benefit	(963)	(2,658)

Loss from discontinued operations	$(38,072)	$(8,652)

(1)	The allocation of interest expense to discontinued operations was calculated under the guidelines of Emerging Issues Task Force 87-24, “Allocation of Interest to Discontinued Operations.” Applying this methodology resulted in interest expense of $0.2 million and $0.4 million being allocated to discontinued operations for the years ended December 31, 2008 and 2007, respectively.
NOTE 6 — INVENTORY
     The Company’s inventory balance at December 31, 2008 and 2007 was comprised of the following:

(thousands of dollars)	2008	2007

Raw Materials	$2,383	$4,114
Work in Progress	539	1,686
Finished Goods	4,140	3,352

Total	$7,062	$9,152

     The Company has an inventory allowance of $0.7 million and $0.8 million related to obsolete and slow moving raw materials and finished goods in 2008 and 2007, respectively. Included in the inventory totals above is inventory that had been shipped to customer locations but had not been received by the customer prior to year-end and for which revenue had been deferred by the Company. The value of the aforementioned inventory amounted to $0.5 million and $0.8 million as of December 31, 2008 and December  31, 2007, respectively.
NOTE 7 — PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment at December 31, 2008 and 2007 consisted of the following:

(thousands of dollars)	2008	2007

Leasehold improvements	$939	$1,289
Machinery and equipment	1,758	1,141
Vehicles	107	44
Office furniture and fixtures	878	382
Construction in progress	257	—

Property, plant, and equipment, gross	3,939	2,856
Less: Accumulated depreciation and amortization	(1,426)	(839)

Property, plant, and equipment, net	$2,513	$2,017

     For the years ended December 31, 2008 and 2007, the Company recorded $0.8 million and $0.7 million in depreciation expense, respectively.
NOTE 8 — GOODWILL AND INTANGIBLE ASSETS
     In accordance with FASB Statement No. 142, (“FASB 142”), goodwill and other intangible assets are tested for impairment at least annually or more frequently if events and circumstances indicate that the carrying value may not be recoverable. Intangible assets are tested by comparing the fair value of the asset to its carrying value. If the carrying value of the asset exceeds its fair value, an impairment charge is recognized. The impairment test for goodwill involves a two-step approach. Under the first step, the Company compares the fair value of its reporting unit to its carrying value. The Company determines the fair value of its reporting unit by estimating the present value of the reporting unit’s future cash flows and comparing this result to any market data which indicates the value of the reporting unit. If the fair value exceeds the carrying value, no impairment charge is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is performed to measure the impairment charge.
     Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment charge equal to the difference.
     The Company conducts an annual impairment test of its recorded goodwill and indefinite lived intangible asset in the fourth quarter ending December 31st of each year. In the event of a change in circumstances that leads the Company to determine that a triggering event for impairment testing has occurred, a test is completed at that time.
     During the second quarter of 2008, the Company continued to incur operating and cash flows losses from its manufacturing facility in Newark, Delaware. As a result, the Company determined that it had a triggering event under FASB 142 and performed a goodwill impairment analysis. Based on the results of the interim goodwill impairment test, it was determined that the fair value of the reporting unit’s assets were significantly less than their carrying values. As a result, the Company recorded a non-cash impairment charge in discontinued operations (see Note 5 — “Discontinued Operations” above).
     During the third quarter of 2008, the Company experienced a significant decline in its market capitalization. As a result, the Company determined that it had another triggering event and performed a second goodwill impairment analysis. Based on the results of the interim goodwill impairment test, it was determined that the fair value of the Company’s assets were significantly less than their carrying values. As a result, the Company initiated the second step of the impairment test to determine the implied fair value of goodwill and recorded a non-cash impairment charge, which represents its best estimate, in the amount of $28.3 million resulting in a write-off of all of its goodwill and a portion of its long-lived intangible asset balance as of September 30, 2008. The recorded impairment charge was an estimate based on a preliminary assessment. During the quarter ended December 31, 2008 the Company completed the second step of its impairment analysis and determined that no further impairment had occurred. The methodology employed by the Company to reach this conclusion is as follows:
     In the Company’s determination of fair value, the Company considered the asset, market, and income approaches, but found the market and income approaches applicable in determining the fair value of the Company. Under the market approach, the Company prepared an analysis using the guideline public company method and the direct market method in order to determine applicable revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples to apply to the Company’s trailing twelve months (“TTM”) operating results.
     Since the Company had very little positive EBITDA for the TTM ended September 30, 2008, only the revenue multiple was utilized for each method in determining fair value. The Company selected the median multiple of .40, which was slightly lower than .43 for the Company.
     In addition to the guideline public company method, the Company also examined recent merger and acquisition data with respect to transactions that occurred within the Company’s industry and comparable SIC codes and found transactions that were considered comparable. From the available transaction data the Company derived revenue and EBITDA multiples to apply to the Company in order to determine fair value.
     Additionally, under the income approach, the Company utilized the discounted cash flow method, using the forecasts and probabilities that anticipated the Company receiving a certain percentage of the US Army, Marines and Navy contracts and domestic law enforcement and international military contracts. The resulting cash flows were discounted at 25% which is considered in the range of a venture capital return.
     The Company has one intangible asset with an indefinite life, the PPIC trade name. The relief from royalty method was used to determine the fair value of the trade name asset. Under the relief from royalty method, the Company estimated what arm’s length royalty would likely have been charged had it licensed the trade name from a third party. The calculation of the trade name’s fair value involved the use of several assumptions. These assumptions include, but are not limited to, forecasted revenues, a royalty rate and a discount rate.
     The Company adjusted its forecasted revenues to reflect its best estimate of the probability that it will successfully obtain new contract awards. The estimated royalty rate was based on a review of trade name licensing agreements for companies in the industrial and commercial space. The discount rate used was consistent with the rate used in the Company’s goodwill impairment analysis. Using this methodology, which was consistent with the methodology used by the Company at the time of PPIC’s acquisition, the Company determined that the trade name asset was not impaired.
     Given the uncertainty in the Company’s forecasted revenues, there can be no assurance that the Company’s current estimates and assumptions will prove to be accurate predictors of the Company’s future results. If the Company’s assumptions regarding forecasted revenue are not achieved, the Company may be required to record impairment charges in future periods. It is not possible at this time to determine if any such non-cash future impairment charge would result or, if it does, whether such charge would be material.
     The changes in the Company’s goodwill and intangible assets from December 31, 2007 to 2008 are summarized in the table below:

(thousands of dollars)

Balance as of December 31, 2007	$36,807
Goodwill related to acquisition	1,420
Amortization expense	(588)
Impairment of indefinite-lived assets	(28,288)

Balance as of December 31, 2008	$9,351

     The components of the Company’s intangible assets as of December 31, 2008 and 2007 are as follows:

	December 31, 2008			December 31, 2007
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(thousands of dollars)	Amount	Amortization	Amount	Amount	Amortization	Amount

Intangible assets subject to amortization
Non-compete agreement	$440	$(229)	$211	$440	$(141)	$299
Customer relationships	—	—	—	2,670	(1,068)	1,602
Backlog	—	—	—	860	(860)	—
Total intangible assets subject to amortization	440	(229)	211	3,970	(2,069)	1,901
Intangible assets not subject to amortization
Trade name	9,140	—	9,140	9,140	—	9,140
Total intangible assets not subject to amortization	9,140	—	9,140	9,140	—	9,140

Total intangible assets	$9,580	$(229)	$9,351	$13,110	$(2,069)	$11,041

     The Company is amortizing the non-compete agreement over a five year useful life. The trade name has an indefinite life.
NOTE 9 — DEBT
     The Company’s debt as of December 31, 2008 and 2007 is presented in the following table:

(thousands of dollars)	2008	2007

Line of Credit	$8,124	$12,425

Long Term Debt
Term Loan	—	7,968
Subordinated Non-Convertible Debentures	11,100	5,100

(thousands of dollars)	2008	2007

Discount on Subordinated Non-Convertible Debentures	(317)	(672)

Total Long Term Debt	10,783	12,396
Less: Current Portion	(4,783)	(7,968)

Long Term Debt	$6,000	$4,428

     Maturities of current and long term debt are as follows:

Years ending December 31,

2009	13,224	(a)
2010	6,000
2011	—
2012	—
Thereafter	—

(a)	Does not include loan discount of $0.3 million on Subordinated Non-Convertible Debentures.
Line of Credit and Term Loan
     The Company has a line of credit with CIBC providing borrowing capacity of the lesser of CAD$11.0 million ($9.1 million as of December 31, 2008) or the aggregate balance of 75% of its eligible accounts receivable; and 50% of its eligible raw material and finished goods inventory or 40% of its total commitment (the “Borrowing Base”), as defined, in an agreement dated September 21, 2004 (the “Credit Agreement”). The line of credit is collateralized by all of the Company’s receivables and inventory, the assignment of insurance and a general security agreement. Prior to August 29, 2008 the Company’s borrowing capacity was CAD$15.0 million. Effective August 29, 2008, the Company entered into an agreement with its lenders that modified the terms of the Credit Agreement by, among other things, reducing the availability on the line of credit from CAD$15.0 million to CAD$13.0 million. Effective December 31, 2008, the Company’s line of credit was reduced from CAD$13.0 million to CAD$11.0 million. On January  30, 2009, the Company entered into a forbearance agreement with CIBC in which the line of credit was further reduced from CAD$11.0 million to CAD$9.0 million. See “Forbearance Agreement” below.
     The line of credit bears interest at prime rate plus a spread of 650 to 675 basis points, based upon the terms of the Company’s Credit Agreement, as amended, which equates to approximately 9.9% as of December 31, 2008. The outstanding balance on the line of credit was $8.1 million at December 31, 2008. Based upon its Borrowing Base as of December 31, 2008 the Company did not have any additional borrowing availability on its line of credit as of the same date.
     Effective May 25, 2006, the Company obtained a term loan of $25.0 million to facilitate its acquisition of PPIC. The Company paid off the term loan in full during the quarter ended June 30, 2008.
     Effective January 4, 2008, the Company entered into a fifth amendment to its Credit Agreement. The fifth amendment modified the terms of the Credit Agreement by, among other things: (a) requiring a $5,000,000 prepayment of the aggregate principal amount of the term loan on or before March 7, 2008; (b) requiring the Company to file a prospectus in connection with the issuance of new equity or subordinated debt, for net proceeds to the Company equal to or greater than $10,000,000, on or before February 15, 2008; (c) requiring the Company to commence marketing efforts in respect of the issuance of new equity, as described in (b) above, if applicable, on or before February 20, 2008; (d) requiring the Company to complete the issuance of new equity or subordinated debt, as described in (b) above, on or before March 7, 2008; and (e) confirming the extension of the maturity date of the line of credit and term loan to June 30, 2008. On March 6, 2008, the Company repaid $5.0 million against the outstanding principal balance on its term loan with the proceeds received from its public offering of common stock (see “Note 10 — Equity”).
     Effective April 11, 2008, the Company entered into a sixth amendment to its Credit Agreement. The sixth amendment modified the terms of the Credit Agreement by, among other things, requiring a prepayment of $2.0 million on May 1, 2008 and extending the date of maturity from March 31, 2008 to June 30, 2008. Additionally, the amendment provided the

Company with a waiver of its covenant compliance requirements as of March 31, 2008.
     As of June 30, 2008, the Company’s Credit Agreement was scheduled to mature and the Company was not in compliance with two covenants under its Credit Agreement—the Debt to Trailing EBITDA and Current Ratios. Effective June 30, 2008, the Company entered into a seventh amendment agreement to its Credit Agreement. The seventh amendment modified the terms of the Credit Agreement by, among other things, extending the date of maturity from June 30, 2008 to July 31, 2008. Additionally, the amendment provided the Company with a waiver of its covenant compliance requirements as of June 30, 2008.
     Effective July 31, 2008, the Company entered into an eighth amendment to its Credit Agreement. The eighth amendment modified the terms of the Credit Agreement by, among other things, extending the date of maturity from July 31, 2008 to August 29, 2008.
     Effective August 29, 2008, the Company entered into an agreement with its lenders that modified the terms of the Credit Agreement by, among other things, extending the date of maturity from August 29, 2008 to October 17, 2008 and reducing the availability on the credit line from CAD$15.0 million to CAD$13.0 million.
     Between October 17, 2008 and January  29, 2009, CIBC allowed the Company to have full access to its line of credit while they negotiated a forbearance agreement with the Company. In connection with the amendments to the Credit Agreement, the Company paid commitment fees to the lender which have been expensed as incurred. For the years ended December 31, 2008 and 2007 these fees charged to interest expense were $0.5 million and $0.0 million, respectively.
     Effective as of January 30, 2009, the Company entered into a Forbearance Agreement (the “Forbearance Agreement”) and Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”) with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by the Company under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by the Company under the Amended and Restated Credit Agreement or (iii) any breach by the Company of the Forbearance Agreement. In connection with entering into the Forbearance Agreement, the Company paid CIBC an aggregate fee of $200,000. Pursuant to the Amended and Restated Credit Agreement, the interest rate on the Company’s line of credit was increased from the prime rate plus 450 basis points to the prime rate plus 650 to 675 basis points (equal to 9.9% as of January 30, 2009) and the maximum borrowing capacity under the line of credit was first reduced from CAD $13.0 million to $11.0 million as of December 31, 2008, and to CAD$9.0 million as of the date of the Forbearance Agreement. The outstanding balance under the Company’s line of credit is now due June 30, 2009. During the forbearance period, the Company must comply with several new covenants, including achieving targeted internal cash projections and maintaining a minimum level of stockholders’ equity of at least $4.0 million. In the event the Company receives its expected federal income tax refund for 2007, the maximum borrowing capacity under the line of credit will be immediately reduced to CAD$7.8 million.
     Subsequent to the execution of the Forbearance Agreement, the Company determined that it was not in compliance with certain of its covenants including the covenant requiring the Company to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 the Company’s stockholders’ equity was $3.5 million. The Company has discussed with CIBC its belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement. As a result of these discussions, the Company plans to request a waiver from CIBC concerning this covenant, however, there are no assurances that the Company will be successful.
     The Company believes that it will have available cash resources to make the required payments against the line of credit. The Company further believes that it will be able to secure a new lender before June 30, 2009. However, there can be no assurances that the Company will be able to secure new financing or, if it is unsuccessful in securing new financing, that CIBC would extend the forbearance period or allow the Company to continue borrowing under the line of credit after June 30, 2009. If the Company is unable to negotiate new financing to replace the Amended and Restated Credit Agreement, the Company could be materially and adversely affected and may not be able to continue as a going concern.
Subordinated, Non-Convertible Debentures

     On August 29, 2007, the Company completed a private placement of two subordinated, non-convertible debentures for aggregate proceeds of $3.4 million with certain directors of the Company. The subordinated, non-convertible debentures carry an interest rate of 12% per annum, payable monthly, for a two-year term. The proceeds were used to fund all amounts outstanding in the Company’s legal settlement with ArmorWorks Enterprises, LLC (see “Note 12 — Commitments and Contingencies”).
     On September 28, 2007, the Company completed a private placement of one subordinated, non-convertible debenture for aggregate proceeds of $1.7 million with a significant stockholder. The subordinated, non-convertible debenture carries an interest rate of 12% per annum, payable monthly, for a two-year term. The proceeds were used to fund general working capital needs.
     Each of the three subordinated, non-convertible debentures placed by the Company granted the holder 170,000 common share purchase warrants (see “Note 10 — Equity”) with an exercise price of CAD $7.50 per warrant and a two-year term from the date of placement. As a result, the Company recorded a reduction to its long term debt, in the form of a loan discount, and an increase to stockholders’ equity of $0.8 million, which is equal to the fair value of the warrants. The discount is being amortized using the effective interest rate method over the terms of the subordinated, non-convertible debentures.
Subordinated, Convertible Debentures
     On February 4, 2008, the Company completed a private placement of subordinated, convertible debentures (“Convertible Debentures”) for aggregate proceeds of $6.0 million, of which $2.4 million was placed with certain officers and directors of the Company (see “Note 15 — Related Party Transactions”). The Convertible Debentures carry an interest rate of 10% per annum, payable monthly, for a three-year term with a conversion price of the Canadian dollar equivalent of $6.57, or 913,242 shares of the Company’s common stock. The Company will have the option to force conversion if, after the first year of the term of the Convertible Debentures, the common shares of the Company trade at or above the Canadian dollar equivalent of $9.10 for 30 or more consecutive trading days.
NOTE 10 — EQUITY
Domestication and Impact on Capital Structure
     On July 31, 2008, the Company completed its U.S .. domestication process and incorporated in the State of Delaware. The domestication was completed by way of a Plan of Arrangement, pursuant to which the Company discontinued from the jurisdiction of Alberta, Canada into Delaware under the new name Protective Products of America, Inc. The arrangement was approved by shareholder vote at a special meeting held on July 28, 2008.
     Prior to the domestication the authorized capital of the Company consisted of an unlimited number of common shares. Subsequent to the domestication the Company became authorized to issue 40,000,000 shares of common stock at a par value of $0.001, and 10,000,000 shares of preferred stock at a par value of $0.001. As a result the balances for “Common Stock” and “Paid in Capital” in the Company’s balance sheet have been reclassified to conform to the Company’s new capitalization structure. This reclassification had no impact on the value of the Company’s equity.
Comprehensive Income
     The following table represents the Company’s comprehensive income for the years ended December 31, 2008 and 2007:

(thousands of dollars)	2008	2007

Net loss	$(69,189)	$(10,101)
Items included in accumulated other comprehensive income
Foreign currency denominated financial liability designated as a hedge	(58)	(2,254)
Foreign currency translation adjustment	233	2,108

Subtotal	175	(146)

Total comprehensive income	$(69,014)	$(10,247)

     The following table represents the components of the Company’s accumulated other comprehensive income for the years ended December 31, 2008 and 2007:

(thousands of dollars)	2008	2007

Gain on foreign currency transaction denominated as economic hedge of the net investment of a foreign entity	$1,508	$1,566
Translation adjustment and other	(41)	(274)

Accumulated other comprehensive income	$1,467	$1,292

Common Stock Offering
     The Company’s authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. No shares of preferred stock are currently outstanding and there are no present plans to issue any shares of preferred stock.
     No dividends have been declared or paid on the common stock, and the Company does not intend to pay dividends in cash or in kind in the foreseeable future.
     On March 6, 2008, the Company completed a public offering of 3,530,000 shares of its common stock at a price of CAD$4.25 per share. The Company received proceeds of $14.1 million from the offering after deducting offering expenses of $1.1 million. These net proceeds were used to reduce indebtedness under the Company’s credit facility and for general working capital purposes.
Stock-Based Compensation
     On April 26, 2007, the stockholders of the Company approved an amendment to the Company’s stock option plan. Under the amendment, the Company is authorized to grant stock options , together with any authorized but unissued shares reserved under the previous plan, of up to 10% of the common shares issued and outstanding on a non-diluted basis to certain of its directors, officers, employees and service providers. As of December 31, 2008, 10% of the outstanding shares totaled 1,376,256 shares. The stock options vest equally over a period of eighteen to thirty-six months from the date of grant and expire five years from the date of grant.
     The grant-date fair value of stock option awards expected to vest is expensed and charged to compensation expense on a straight-line basis over the vesting period of the related awards ..
     For the year ended December 31, 2008, the Company recorded stock based compensation expense of $1.2 million in selling, general and administrative expenses.
     For the year ended December 31, 2007, the Company recorded stock based compensation expense of $1.3 million, of which $1.0 million was recorded in selling, general and administrative expenses and $0.3 million was charged to discontinued operations.

     For the years ended December 31, 2008 and 2007, the Company granted 579,826 and 507,000 stock options, respectively, with a weighted average fair value of CAD$1.96 and CAD$13.65 per option, respectively, to certain officers, directors, employees and consultants of the Company. The granted stock options were valued using the Black-Scholes pricing model with the following assumptions:

	2008	2007

Expected life of options (1)	4 years	4 years
Expected dividend yield of options (2)	0%	0%
Expected stock price volatility (3)	50%	50%
Risk free interest rate (4)	2.56%-3.33%	4.10%

(1)	The expected life of the options was calculated based on historical option exercises.

(2)	The expected dividend yield of options is 0% since the Company has not historically paid dividends, nor does it intend to do so.

(3)	Expected volatility is based on the daily historical volatility of the Company’s stock price, over a period equal to the expected life of the option.

(4)	The risk-free rate is based upon the rate on a zero coupon Canadian government bond, for periods within the contractual life of the option, in effect at the time of grant.
     A summary of the Company’s stock option plan and changes during the years ended on those dates is presented as follows:

		Weighted Average
		Exercise Price in
	Number of Shares	CAD$

Options outstanding, December 31, 2006	519,169	$15.70
Exercised	(60,498)	$5.26
Granted	507,000	$13.65
Forfeited and cancelled	(105,336)	$16.69
Options outstanding, December 31, 2007	860,335	$15.12
Exercised	—	$—
Granted	579,826	$1.96
Forfeited and cancelled	(172,250)	$12.56

Options outstanding, December 31, 2008	1,267,911	$9.45

     The amount and weighted average exercise price of the options exercisable as of December 31, 2008 was 304,325 and CAD$17.07, respectively. The amount and weighted average exercise price of the options exercisable as of December 31, 2007 was 178,323 and CAD$15.74, respectively.
     A summary of the options outstanding and exercisable as of December 31, 2008 is presented in the following table:

	Options Outstanding (1)			Options Exercisable (1)
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
		Remaining	Exercise		Remaining	Exercise
Range of		Contractual	Price of		Contractual	Price of
Exercise Price	Number	Life (in	Outstanding	Number	Life (in	Exercisable
(CAD$)	Outstanding	years)	(CAD$)	Exercisable	years)	(CAD$)
$1.25 — $5.30	579,826	4.60	$1.96	—	4.60	—
$10.69 — $14.95	307,665	3.35	$12.44	115,663	3.35	$12.63
$15.11 — $18.39	265,000	3.05	$16.67	88,333	3.05	$16.67
$22.50 — $22.59	115,500	1.54	$22.54	100,329	1.54	$22.53

	1,267,991	3.69	$9.45	304,325	3.69	$17.07

(1)	The intrinsic value of all options outstanding and exercisable was zero as of December 31, 2008.

     The following table sets forth non-vested stock options activity and related information during the year ended December 31, 2008:

		Weighted Average
	Number of Options	Grant Date Fair Value

Non-vested at the beginning of the year	682,012	$14.96
Granted	579,826	$1.96
Vested and forfeited	(348,172)	$15.59
Non-vested at the end of the year	913,666	$6.47
     As of December 31, 2008 there was $2.0 million of unrecognized compensation cost related to stock option outstanding. That cost is expected to be recognized over a weighted average period of 1.3 years.
     The following table sets forth cash proceeds and tax benefits related to total stock options exercised during the years ended December 31, 2008 and 2007:

(in thousands)	2008	2007

Cash proceeds from stock options exercised	$—	$296
Tax benefits realized for stock options exercised	$—	$—
     On September 16, 2008, the Company granted 477,500 stock options with a weighted average fair value of CAD$0.86 to certain directors, officers, employees and consultants. The Company utilized the Black-Scholes option pricing model to determine the fair value of the stock options. The variable input assumptions used in determining the fair value of the options included a volatility measure of 97.8%; an expected life of 4 years; zero coupon Canadian government bond rate of 2.56%; and a dividend of $0.
     On January 25, 2008, the Company granted 102,326 stock options with a weighted average fair value of CAD$2.27 to a certain officer of the Company. The Company utilized the Black-Scholes option pricing model to determine the fair value of the stock options. The variable input assumptions used in determining the fair value of the options included a volatility measure of 50.0%; an expected life of 4 years; zero coupon Canadian government bond rate of 3.33%; and a dividend of $0.
Earnings per Share
     The number of shares used in earnings per share calculations is reconciled as follows:

	2008	2007

Weighted average shares outstanding	13,133,927	10,216,519
Diluted effect of stock options	—	—

Weighted average diluted shares outstanding	13,133,927	10,216,519
Basic and fully diluted loss per common share from continuing operations	$(2.37)	$(0.14)

     As a result of the net loss from continuing operations for the years ended December 31, 2008 and 2007, all potentially dilutive securities, consisting of stock options and warrants, were considered anti-dilutive.
Warrants
     In conjunction with the private placement of subordinated non-convertible debentures (see “Note 9 — Debt”) on August 29 and September 28, 2007, the Company granted warrants to purchase up to a total of 510,000 shares of the Company’s common stock to the holders of the debentures. The warrants were valued at $0.8 million using the Black-Scholes option pricing model and assuming a volatility of 50.0%, an expected life of two years, a risk-free interest rate of 4.1% and no dividends. The fair value of the warrants is recorded as paid in capital in Stockholders’ Equity. The warrants expire on

October 15, 2009.
Advances and Receivables from Stockholder
     The advances and receivables from stockholder balance of $0.6 million as of December 31, 2007 was comprised of $0.2 million related to working capital adjustments on the PPIC acquisition, as well as a $0.4 million receivable due from the former sole stockholder of PPIC, Mr. Giordanella, the Company’s former Chief Executive Officer and a current Director of the Company. As of December 31, 2008, the Company determined that it lacked proper supporting documentation for the $0.2 million receivable related to the working capital adjustments on the PPIC acquisition, and as a result wrote it off. As a result, the advances and receivables from stockholder balance on the Company’s balance sheet was reduced from $0.6 million to $0.4 million.
NOTE 11 — INCOME TAXES
     The following table sets forth the components of income tax expense (benefit), and reconciliation of income tax expense (benefit) at the federal statutory rate to recorded income tax (benefit) from continuing operations for the years ended December 31, 2008 and 2007.

(dollars in thousands)	2008	2007

Current:
Federal	$453	$391
State	39	76

Total	492	467

Deferred:
Federal	431	(1,013)
State	97	(195)

Total	528	(1,208)

Total	$1,020	$(741)

Federal taxes at U.S. statutory rate	(35.0)%	35.0%
State income taxes, net of federal benefit	(3.2)%	4.2%
Tax impact of nondeductible goodwill	34.5%	—
Change in valuation allowance	5.5%	—
Other	1.6%	(5.3)%
Total	3.4%	33.8%
     The following table sets forth the components of deferred income taxes as of December 31, 2008 and 2007:

(in thousands)	2008	2007

Deferred tax assets:
Share based issuance costs	$—	$117
Stock based compensation	638	475
Long term debt	—	239
Accrued liabilities	2,522	815
Other	—	22
Unrealized exchange gain/loss	84	—
Interest on subordinated debt	196	—
Charitable contribution	88	—
Capital assets	348	—
Non-capital loss carryforwards	5,371	3,226

Total gross deferred tax assets	9,247	4,894
Valuation allowance	(9,133)	(1,447)

Net deferred tax assets	114	3,447
Deferred tax liabilities:
Property, plant and equipment	—	(1,309)
Intangible assets	(3,604)	(4,791)

(in thousands)	2008	2007

Total deferred tax liabilities	(3,604)	(6,100)
Net deferred tax liabilities	$(3,490)	$(2,653)

Current assets	2,522	932
Current liabilities	—	—
Valuation allowance	(2,491)	—

Net current assets	31	932
Non-current assets	6,725	3,962
Non-current liabilities	(3,604)	(6,100)
Valuation allowance	(6,642)	(1,447)

Net non-current liabilities	(3,521)	(3,585)
Net deferred tax liabilities	$(3,490)	$(2,653)

     As of December 31, 2008, the Company had a net operating loss of $12.2 million of which approximately $3.9 million can be carried back and applied against previous taxes paid and $8.3 million can be carried forward to offset future taxable income.
NOTE 12 — COMMITMENTS AND CONTINGENCIES
     As of December 31, 2008, the Company is committed to future minimum payments under non-cancelable operating leases for its administrative and production facilities as follows:

Non-Cancelable
Year	Real Estate Leases

2009	$1,398,543
2010	1,145,120
2011	1,201,520
2012	1,253,132
2013	1,281,646
Thereafter	6,508,692
     On March 25, 2008, ArmorWorks Enterprises, LLC filed a Statement of Claim in the Ontario Superior Court of Justice in Toronto against Ceramic Protection Company, its subsidiaries and directors. The Statement of Claim seeks damages in the amount of $64.3 million and relates to allegations by ArmorWorks Enterprises, LLC including that the defendants failed to perform on certain terms of the settlement agreement entered into on August 2, 2007. On July 3, 2008, the lawsuit was discontinued by ArmorWorks Enterprises LLC through the filing of a Notice of Discontinuance with the Ontario Superior Court.
     In May 2007, the Company received correspondence from the Civil Division of the United States Department of Justice related to alleged violations committed by Protective Products International Corp under the False Claims Act through the sale of bulletproof vests containing Zylon, a ballistic fiber, to various United States government agencies and directly to the United States federal government. The Company settled the claim with the Civil Division of the United States Department of Justice. Under the terms of the settlement agreement, the United States Department of Justice has agreed to discontinue all actions and claims related to such possible violations in exchange for a payment by the Company of $1.0 million, which was accrued for as of December 31, 2007. As of December 31, 2008 the Company made all required payments, including interest, fully satisfying all of its obligations under the terms of the settlement agreement.
     The Company is currently being investigated by the U.S. Department of Defense with respect to the production of ballistic ceramic tiles previously manufactured at its Newark, Delaware facility. The investigation commenced in late 2006 and the Company is actively negotiating resolution of the matter. The Company believes the matter will be resolved in the second quarter of 2009.
NOTE 13 — FINANCIAL INSTRUMENTS
     The Company classifies all of its financial instruments as either (1) loans and all receivables, or (2) other financial liabilities, which include accounts payable and accrued liabilities, customer deposits and deferred revenue, line of credit and long-term debt. All financial liabilities are initially recognized at fair value and subsequently measured based upon their classification.
Fair Value of Financial Assets and Liabilities
     SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” requires disclosure of an estimate of fair value of certain financial instruments. The Company’s significant financial instruments are accounts receivable, notes receivable, accounts payable, accrued expenses, and customer deposits and deferred revenue, all of which approximate their carrying value as of December 31, 2008 due to their short term nature or market interest rates. Long term debt is carried at amortized cost using the effective interest method of amortization.
     The fair value of the Company’s bank indebtedness, or operating line of credit, is approximately the same as recorded value since interest rates and terms are similar to the current market rates and terms. Due to the unique nature of its subordinated indebtedness, including amounts due to related parties, the Company estimates fair value of these instruments using a cost of equity rate of 30%. As such, the Company has determined the fair value of such indebtedness to approximate $8.5 million, or $2.3 million less than the recorded amortized cost of $10.8 million.
     The Company considers its risks in relation to financial instruments in the following categories:
Credit Risk
     Credit risk is the risk that a counterparty to a financial asset will default resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. The Company manages credit risk on an ongoing basis by evaluating customer credit ratings, measuring customer concentration levels by amount and percentage and insuring customer receivables when deemed necessary.
     The Company is subject to normal credit risk with respect to its accounts receivable. A substantial portion of the Company’s accounts receivable is with the United States government and its agencies. As of December 31, 2008, these customers, collectively, represented 82% of the Company’s accounts receivable. Furthermore, approximately 98% of its trade receivables were outstanding for less than 90 days.
     The Company reviews its receivables for possible indicators of impairment on a regular basis and maintains an allowance for potential credit losses which totaled less than $0.1 million as of December 31, 2008. Trade receivables are written off against the allowance when it becomes evident that the receivable will not be collected due to customer insolvency. Historically, the impact and incidence of receivable write-downs has been insignificant.
Liquidity Risk
     Liquidity risk is the risk that the Company will be unsuccessful in satisfying its financial obligations. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities, customer deposits and deferred revenue, line of credit and long term debt. The Company assesses its liquidity position and obligations under its financial liabilities through financial forecasts.
     The Company has relied upon debt financing to fund its growth and, in part, its operations. The Company’s Credit Agreement, as amended, was scheduled to mature on June 30, 2008. Effective July 31, 2008, the Company entered into an amendment to the Credit Agreement which, among other things, waived the covenant violations and extended the maturity date of the Credit Agreement to August 29, 2008. The terms were again amended to extend the accelerated maturity of all outstanding indebtedness under the Credit Agreement to October 17, 2008.
     Effective January 30, 2009 the Company entered into the Forbearance Agreement and Amended and Restated Credit Agreement with CIBC. See Note 17 — “Subsequent Events.”

Market Risk
     Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of the following:
Interest Rate Risk
     The Company partially mitigates its exposure to interest rate changes by maintaining a blend of both fixed and variable rate indebtedness. The Company is exposed to interest rate price risk with respect to its subordinated debentures which bear a stated rate of interest, and interest rate cash flow risk with respect to its term loan and revolving line of credit which bear a rate of interest based upon current prime rates. As of December 31, 2008, the outstanding balance on the line of credit was $8.1 million. A one percent change in interest rates, assuming this balance remains outstanding for one year, would result in an additional $0.1 million in interest expense.
Currency Risk
     For the year ended December 31, 2008 approximately 99% of the Company’s sales occurred within the United States and were denominated in U.S. dollars, therefore the risk to currency fluctuations is not significant. The Company’s line of credit is denominated in Canadian dollars. The Company mitigates its exposure by maintaining a blend of both United States and Canadian dollar denominated debt. Based upon the Company’s December 31, 2008 borrowing level of $8.1 million on its line of credit, which consisted of approximately one half U.S. dollars and one half Canadian dollars, a weakening of the Canadian dollar against U.S. currency by 5% would reduce the Company’s borrowing capacity in U.S. dollars by approximately $0.2 million, and reduce interest expense by approximately $0.02 million.
NOTE 14 — GEOGRAPHIC INFORMATION
     The Company operates within one business segment, which is the manufacture and sale of armor. Geographic information related to sales inclusive within this business segment is presented in the following table:

(thousands of dollars)	United States	International	Total

Revenue
December 31, 2007	$73,404	$342	$73,746
December 31, 2008	$84,761	$605	$85,366

     Geographic information related to property, plant and equipment, goodwill and intangible assets inclusive within this business segment is presented in the following table:

(thousands of dollars)	United States	International	Total

Property, Plant and Equipment
December 31, 2007	$2,017	$—	$2,017
December 31, 2008	$2,513	—	2,513
Goodwill and Intangible Assets
December 31, 2007	$36,807	$—	$36,807
December 31, 2008	$9,351	$—	$9,351
NOTE 15 — RELATED PARTY TRANSACTIONS
Operating Leases with Related Parties
     PPIC leases one of its Sunrise, Florida facilities from Albricas, LLC, of which Mr. Giordanella, our former Chief Executive Officer and a current director of the Company, is the sole member. The initial lease term ends December 31, 2009, with options to renew for two additional five-year terms. The base monthly rent for the term of the lease is $24,062.

     PPIC leases a South Florida property from Armor World, LLC, of which Mr. Giordanella is the sole member. The lease term ended December 31, 2008, with an annual option to renew for an additional one year term. The base monthly rent for the term of the lease is $5,200.
Notes and Other Receivables from Related Parties
     The Agreement and Plan of Merger related to the Company’s acquisition of PPIC contains a provision for adjusting the purchase price based on PPIC’s working capital at the time the transaction closed. The advances and receivables from stockholder balance of $0.6 million as of December 31, 2007 was comprised of $0.2 million related to working capital adjustments on the PPIC acquisition, as well as a $0.4 million receivable due from the former sole stockholder of PPIC, Mr. Giordanella. As of December 31, 2008, the Company determined that it lacked proper supporting documentation for the $0.2 million receivable related to the working capital adjustments on the PPIC acquisition, and as a result wrote it off. As a result, the advances and receivables from stockholder balance on the Company’s balance sheet was reduced from $0.6 million to $0.4 million.
     As of December 31, 2008, the Company had a note receivable from Albricas, LLC , of which the sole member is Mr. Giordanella, with a balance of $64,128 of which $37,349 was considered current. The note originated in 2004, prior to the Company’s acquisition of PPIC, and related to the construction of the facility being leased from Albricas, LLC. Monthly payments are $4,391, which includes principal and interest of 10.79%. The note matures on January 9, 2010.
Aircraft Expenses
     The Company charters aircraft from a third party that leases one of its aircraft from an entity in which Mr. Giordanella has an ownership interest. The Company paid this unrelated chartering company approximately $1.5 million during the year December 31, 2008, compared to no expenses in 2007.
Subordinated Indebtedness to Related Parties
     On August 29, 2007, the Company completed a private placement of two $1.7 million subordinated, non-convertible debentures with two of its directors, Messrs. Giordanella and Moeller. The debentures mature two years from their date of placement and bear interest, payable monthly, at 12% per annum. For the year ended December 31, 2008, the Company paid $0.2 million in interest on each debenture. No principal payments have been made on the subordinated, non-convertible debentures since their issuance.
     On February 4, 2008, the Company completed a private placement of subordinated, convertible debentures for aggregate proceeds totaling $2.35 million with four of its directors. Messrs. Giordanella and Moeller each purchased $1.0 million of the debentures, Mr. Brian Stafford purchased $0.2 million of the debentures and General Shelton purchased $0.15 million of debentures. These subordinated, convertible debentures mature on February 4, 2011 and bear interest, payable monthly commencing on March 4, 2008, at 10% per annum. For the year ended December 31, 2008, the Company paid a total of $0.2 million in interest on the subordinated, convertible debentures held by related parties. The debentures are convertible into 357,686 shares of the Company’s common stock, which represents a conversion price of the Canadian dollar equivalent of $6.57 per share. No principal payments have been made on the subordinated, convertible debentures since their issuance.
NOTE 16 — VALUATION AND QUALIFYING ACCOUNTS
     The following table reflects the changes in the Company’s reserve for doubtful accounts, and inventory reserve for the periods ended December 31, 2008 and December 31, 2007.

	Balance at	Charged to
	Beginning of	Costs and		Balance at
Description	Period	Expenses	Deductions	End of Period

Year ended December 31, 2008
Reserves deducted from assets to which they apply:
Allowance for doubtful accounts — accounts receivable	$144,024		$88,760	$55,264
Inventory reserve account	848,812		108,003	740,809
Tax valuation allowance	1,447,000	7,686,000		9,133,000

Year ended December 31, 2007
Reserves deducted from assets to which they apply:
Allowance for doubtful accounts — accounts receivable	$81,161	62,683	—	$143,844
Inventory reserve account	—	848,812	—	848,812
Tax valuation allowance	—	1,447,000	—	1,447,000
NOTE 17 — SUBSEQUENT EVENTS
     On January 27, 2009, the Company completed the sale of substantially all of its Delaware assets for $3.2 million in cash. The Company used $3.0 million of the proceeds from this sale to reduce indebtedness outstanding under its line of credit.
     Effective as of January 30, 2009, the Company entered into a Forbearance Agreement and Amended and Restated Credit Agreement with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by the Company under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by the Company under the Amended and Restated Credit Agreement or (iii) any breach by the Company of the Forbearance Agreement. In connection with entering into the Forbearance Agreement, the Company paid CIBC an aggregate fee of $200,000. Pursuant to the Amended and Restated Credit Agreement, the interest rate on the Company’s line of credit was increased from the prime rate plus 450 basis points to the prime rate plus 650 to 675 basis points (equal to 9.9% as of January 30, 2009) and the maximum borrowing capacity under the line of credit was reduced from CAD $13.0 million to CAD $11.0 million effective as of December 31, 2008, and to CAD$9.0 million effective as of the date of the Forbearance Agreement. The outstanding balance under the Company’s line of credit is now due June 30, 2009. During the forbearance period, the Company must comply with several new covenants, including achieving targeted internal cash projections and maintaining a minimum level of stockholders’ equity of at least $4.0 million. In the event the Company receives its expected federal income tax refund for 2007, the Company’s borrowing capacity under the line of credit will be immediately reduced to CAD$7.8 million.
     Subsequent to the execution of the Forbearance Agreement, the Company determined that it was not in compliance with certain of its covenants including the covenant requiring the Company to maintain minimum stockholders’ equity of $4.0 million. As of December 31, 2008 the Company’s stockholders’ equity was $3.5 million. The Company has discussed with CIBC its belief that current stockholders’ equity is substantially equivalent to the amount as of December 31, 2008, and therefore below that required under the Forbearance Agreement. As a result of these discussions, the Company plans to request a waiver from CIBC concerning this covenant; however, there are no assurances that the Company will be successful. See Note 2 — “Going Concern” and Note 9 — “Debt.”
     On March 18, 2009, the Company announced that General H. Hugh Shelton (ret.) was named as Chairman of the Board of Directors. The Company also announced that Brian L. Stafford was named Acting Chief Executive Officer. Mr. Giordanella, the Company’s former Chief Executive Officer, will remain on the Company’s Board of Directors.